Exhibit 99.1

GOLD:TSX | GLDG:NYSE American
GoldMining.com

ANNUAL INFORMATION FORM
for the fiscal year ended November 30, 2020

March 1, 2021

GOLDMINING INC.
1830 – 1030 West Georgia Street, Vancouver, British Columbia, Canada V6E 2Y3

TABLE OF CONTENTS

INTRODUCTORY NOTES	1	DIVIDENDS AND DISTRIBUTIONS	79

Reporting Currency	1	DESCRIPTION OF CAPITAL STRUCTURE	79
Cautionary Statement Regarding Forward Looking Information	1
Technical Information	3	General Description of Capital Structure	79
Third Party Information	3
		MARKET FOR SECURITIES	80
GLOSSARY	4
		Trading Price and Volume	80
Abbreviations	4	Prior Sales	81
NI 43-101 Definitions	4
		ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	83
CORPORATE STRUCTURE	6
		DIRECTORS AND OFFICERS	84
Name, Address, and Incorporation	6
Corporate Organization Chart	6	Name, Occupation and Security Holding	84
		Conflicts of Interest	86
DESCRIPTION OF THE BUSINESS	8
		AUDIT COMMITTEE	86
General Overview	8
Project Overview	8	GoldMining's Audit Committee Charter	86
Corporate Strategy	10	Composition of the Audit Committee	86
Three Year History	10	Relevant Education and Experience	87
Launch of Gold Royalty	12	Audit Committee Oversight	87
Principal Products	14	Pre-Approval Policies and Procedures	87
Specialized Skills and Knowledge	14	External Auditor Service Fees	87
Competitive Conditions	14
Cyclical Nature of Our Business	14	PROMOTERS	88
Environmental Protection	14
Employees	15	LEGAL PROCEEDINGS AND REGULATORY ACTIONS	88
Foreign Operations	15
		INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	88
DESCRIPTION OF MINERAL PROJECTS	15
		TRANSFER AGENTS AND REGISTRARS	88
Whistler Project	16
Yellowknife Project	26	MATERIAL CONTRACTS	88
Titiribi Project	39
La Mina Project	47	INTERESTS OF EXPERTS	88
São Jorge Project	58
Other Properties	68	ADDITIONAL INFORMATION	89

RISK FACTORS	70

(i)

INTRODUCTORY NOTES

References to "we", "our", "us", the "Company" or "GoldMining" in this annual information form (this "Annual Information Form") is to the consolidated operations of GoldMining Inc. and its subsidiaries.

Unless otherwise indicated, the information in this Annual Information Form is given as of March 1, 2021.

Reporting Currency

Our reporting currency is the Canadian dollar. Unless otherwise stated, references herein to "$" or "dollars" are to Canadian dollars, references to "US$" are to United States dollars, and references to "R$" are to Brazilian Real. Some figures and percentages may not total exactly due to rounding.

Cautionary Statement Regarding Forward Looking Information

Certain statements contained in this Annual Information Form constitute "forward-looking information" within the meaning of applicable Canadian securities laws. The use of any of the words "aim", "anticipate", "contemplate", "continue", "estimate", "expect", "may", "might", "will", "could", "should", "believe", "potential", "intend", "position" and similar expressions are intended to identify forward-looking information. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. We believe the expectations reflected in such forward-looking information are based on reasonable assumptions. However, no assurance can be given that these expectations will prove to be correct, and the forward-looking information included in this Annual Information Form should not be unduly relied upon. This information speaks only as of the date of this Annual Information Form.

In particular, this Annual Information Form may contain forward-looking information concerning estimates of Mineral Resources that may also be deemed to constitute forward-looking information to the extent that it involves estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking information.

Forward-looking information included or incorporated by reference in this Annual Information Form includes, but is not limited to, statements with respect to:

●     the proposed offering by Gold Royalty Corp. ("GRC") and its execution of its business plans;

●     expectations regarding the future impacts of public health crises, including the coronavirus pandemic ("COVID-19") on the Company;

●     anticipated tonnages and grades of the Mineral Resources disclosed for the Company's projects;

●     expectations regarding the continuity of mineral deposits;

●     the Company's expectations regarding raising capital and developing its projects;

●     exploration activities and/or plans on the Company's projects;

●     expectations regarding negotiations with counterparties in respect of existing agreements relating to certain of the Company's projects; and

●     expectations regarding environmental, social or political issues that may affect the exploration or development progress, including, but not limited to referendums regarding prohibitions on mining in jurisdictions where certain of the Company's projects are located.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ materially from those reflected in the forward-looking information, including, without limitation:

●     risks related to public health crises, including risks related to COVID-19;

●     risks related to the exploration, development, and operation of early-stage mineral properties, including the speculative nature of exploration and development projects, the possibility of diminishing quantities or grades of mineralization, the inability to recover certain expenditures and the exposure to operational hazards typically encountered in the exploration, development and production of mineral properties;

●     risks related to the uncertainty of Mineral Resource estimates;

●     risks related to the potential dilution of voting power or earnings per share as a result of the exercise of convertible securities of the Company, future financings or future acquisitions financed by the issuance of equity;

●    risks related to potential acquisitions of additional mineral properties;

●     risks related to obtaining and maintaining all necessary government permits, approvals and authorizations related to the continued exploration and development of the Company's current and future projects and operations;

●     risks relating to referendums or resolutions respecting prohibitions or restrictions on mining;

●     risks related to government regulations and government and community approvals, acceptance, agreements and permissions (generally referred to as "social licence"), including the ability to obtain and maintain required government and community approvals, the impact of changing government regulations and shifting political climates, and the ability of regulatory authorities to impose fines or shut down operations in cases of non-compliance;

●     risks related to the presence of artisanal miners;

●     risks inherent in mining and development, including risks related to accidents, labour disputes, environmental hazards, unfavourable operating conditions, or other unanticipated difficulties with or interruptions in operations;

●     risks relating to infrastructure;

●     risks related to property and mineral title, including defective title to mineral claims or property;

●     risks related to environmental regulation and liability;

●     risks related to uncertainty of the performance of contractors;

●     costs, delays and other risks associated with statutory and regulatory compliance;

●     risks related to general economic conditions;

●     risks related to gold and other commodity price fluctuations and volatility;

●     risks related to the fact that the Company has no known Mineral Reserves and that no economic reserves may exist on the Company's projects;

●     risks related to the uncertainty of profitability, as the Company has no history of earnings;

●     risks related to competitive conditions in the mineral exploration and mining industry;

●     risks related to foreign exchange fluctuations;

●     risks related to the ability of the Company to retain skilled and experienced personnel, contractors, management and employees;

●     risks related to potential litigation;

●     risks related to foreign operations;

●     risks related to possible conflicts of interest;

●     uninsurable risks;

●     risks associated with joint ventures; and

●     risks relating to capital cost estimates.

This forward-looking information is based on certain assumptions which the Company believes are reasonable, including that:

●     the duration, extent, and other implications of COVID-19 and other pandemics or public health crises, and any restrictions and suspensions with respect to our operations;

●     the proposed development of the Company's projects will be viable operationally and economically and will proceed as expected;

●     any additional financing required by the Company will be available on reasonable terms; and

●     the timing and ability to obtain requisite operational, environmental and other licenses, permits and approvals, including extensions thereof;

●     current gold, silver, base metal and other commodity prices will be sustained, or will improve;

●     the Company will not experience any material accident, labour dispute or failure of plant or equipment.

Some of the important risks and uncertainties that could affect forward-looking statements are described in this Annual Information Form under "Risk Factors". Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking information. Forward-looking information is based on management's beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking information if these beliefs, estimates and opinions or other circumstances should change, other than as required by applicable laws. Investors are cautioned against attributing undue certainty to forward-looking information.

The risk factors referenced herein should not be construed as exhaustive. Except as required under applicable laws, we undertake no obligation to update or revise any forward-looking statements.

An investment in the Company is speculative and involves a high degree of risk due to the nature of our business and the present state of exploration of our projects. Please carefully consider the risk factors set out herein under "Risk Factors", starting at page of this Annual Information Form.

Technical Information

Mineral Resources, which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues, none of which have been identified at this time.

Technical disclosure contained or incorporated by reference in this Annual Information Form has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada, with certain estimates prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Unless otherwise indicated, all Mineral Resource estimates contained in this Annual Information Form have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") classification system. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission ("SEC"), and Mineral Resource information contained or incorporated by reference in this Annual Information Form may not be comparable to similar information disclosed by United States companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made and volumes that are not "reserves" should not be disclosed.

The SEC's disclosure standards normally do not permit the inclusion of information concerning "Measured Mineral Resources", "Indicated Mineral Resources" or "Inferred Mineral Resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by United States standards in documents filed with the SEC. Investors should also understand that "Inferred Mineral Resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "Inferred Mineral Resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in-place tonnage and grade without reference to unit measures. Accordingly, information concerning mineral deposits set forth or incorporated by reference herein may not be comparable with information made public by companies that report in accordance with United States standards.

Third Party Information

We have obtained certain information contained in this Annual Information Form concerning the industries in which we operate from publicly available information from third party sources. We have not verified the accuracy or completeness of any information contained in such publicly available information. In addition, we have not determined if any such third party has omitted to disclose any facts, information or events which may have occurred prior to or subsequent to the date as of which any such information became publicly available or which may affect the significance or accuracy of any information contained in any such information and summarized herein.

GLOSSARY

Abbreviations

In this Annual Information Form, the following abbreviations are used to express elements:

Abbreviation	Meaning	Abbreviation	Meaning
"Ag"	silver	"Cu"	copper
"Au"	gold	"Zn"	zinc
"Pb"	lead

In this Annual Information Form, the following abbreviations are used to express units of measurement:

Abbreviation	Meaning	Abbreviation	Meaning
"g/t"	grams per tonne	"Moz"	million ounces
"ha"	hectares	"Mt"	million tonnes
"km"	kilometres	"μm"	micrometre
"Koz"	thousand ounces	"oz"	ounces
"m"	metres	"ppb"	parts per billion
"Ma"	million years	"ppm"	parts per million
"masl"	metres above sea level	"Troy oz"	troy ounces, with each troy ounce being equal to 31.1034768 grams
"mm"	millimetres

NI 43-101 Definitions

This Annual Information Form utilizes the following defined terms from NI 43-101, which are adopted from the CIM:

"CIM Definition Standards" means the definitions contained in the 2014 CIM Definition Standards – for Mineral Resources and Mineral Reserves.

"Feasibility Study" means a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable Modifying Factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

"Indicated Mineral Resource" means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

"Inferred Mineral Resource" means that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

"Measured Mineral Resource" means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

"Mineral Reserve" means the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

"Mineral Resource" means a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

"Modifying Factors" mean considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

"Pre-Feasibility Study" or "Preliminary Feasibility Study" means a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the Modifying Factors and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting. A Pre-Feasibility Study is at a lower confidence level than a Feasibility Study.

"Preliminary Economic Assessment" or "Scoping Study", as defined in NI 43-101, means a study, other than a Pre-Feasibility Study or Feasibility Study, that includes an economic analysis of the potential viability of Mineral Resources.

"Probable Mineral Reserve" means the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

"Proven Mineral Reserve" or "Proved Mineral Reserve" means the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

"Qualified Person" or "QP", has the meaning ascribed thereto under NI 43-101.

CORPORATE STRUCTURE

Name, Address, and Incorporation

The Company was incorporated under the Business Corporations Act (British Columbia) in the Province of British Columbia, Canada, on September 9, 2009 under the name "Cor Resources Inc.", and on April 27, 2010, Cor Resources Inc. changed its name to "Brazil Resources Inc." On December 6, 2016, the Company continued under the Canada Business Corporations Act (the "CBCA") as "GoldMining Inc."

The head office and principal address of the Company is located at Suite 1830, 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3, and the registered office is located at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2.

Corporate Organization Chart

Set forth below is a corporate organization chart for the Company as at the date hereof, which includes information describing the place of jurisdiction for the Company's subsidiaries and the percentage of votes attaching to all voting securities of the subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by the Company, excluding subsidiaries of the Company that have been omitted where they are not material.

Notes:

(1)	On February 16, 2021, the Company announced the launch of GRC's initial public offering. Such offering, if completed, will result in a reduction in the Company's proportionate ownership of GRC.

DESCRIPTION OF THE BUSINESS

General Overview

GoldMining is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, the United States, Brazil, Colombia and Peru.

GoldMining's principal projects are currently its La Mina Gold project and its Titiribi Gold-Copper project, located in Colombia, Whistler Gold-Copper Project, located in Alaska, United States, São Jorge Gold Project located in the State of Pará, northeastern Brazil, and Yellowknife Gold Project, located in the Northwest Territories, Canada.

The Company is seeking to execute a two-pronged, long-term strategy of expanding its property portfolio of resource-stage gold projects through accretive transactions and enhancing value and derisking its existing portfolio through potential development, exploration and value driven divestitures, joint ventures and other transactions.

Our long-term growth strategy is premised on pursuing accretive acquisitions of resource projects, together with maintaining and advancing our existing projects in a prudent manner. This strategy is focused on identifying and acquiring projects that present compelling value for our shareholders.

As a result, we do not have any current operating income or cash flow from our properties, nor do we have a history of income from operations. Our operations and cash flow are primarily funded by and derived from equity financings.

We will continue to assess new mineral projects and will seek to acquire interests in additional projects if we determine such projects have sufficient geological or economic merit and if we have adequate financial resources to complete such acquisitions. For further information on our current projects, please see "Description of Mineral Projects".

Our common shares (the "GOLD Shares") are listed on the Toronto Stock Exchange (the "TSX") under the symbol "GOLD" and on the NYSE American (the "NYSE American") under the symbol "GLDG" and are traded on the Frankfurt Stock Exchange under the symbol "BSR".

Project Overview

The following table sets out our current projects and ownership interests therein:

Project	Location	Ownership Interest
Principal Projects:
Whistler Gold-Copper Project ("Whistler Project")	Alaska, United States	100%
Yellowknife Gold Project ("Yellowknife Project")	Northwest Territories, Canada	100%
Titiribi Gold-Copper Project ("Titiribi Project")	Antioquia, Colombia	100%
La Mina Gold Project ("La Mina Project")	Antioquia, Colombia	100%
São Jorge Gold Project ("São Jorge Project")	Pará State, Brazil	100%
Other Projects:
Cachoeira Gold Project ("Cachoeira Project")	Pará State, Brazil	100%
Surubim Gold Project ("Surubim Project")	Pará State, Brazil	100%
Boa Vista Gold Project ("Boa Vista Project")	Pará State, Brazil	84.05%
Batistão Gold Project ("Batistão Project")	Mato Grosso State, Brazil	100%
Montes Áureos and Trinta Projects	Pará State and Maranhão State, Brazil	51%
Crucero Gold Project ("Crucero Project")	Southeastern Peru	100%
Yarumalito Gold Project ("Yarumalito Project")	Antioquia, Colombia	100%
Almaden Gold Project ("Almaden Project")	Idaho, United States	100%
Rea Uranium Project ("Rea Project")	Alberta, Canada	75%

The following map illustrates our current project locations:

The following table sets forth our current resource estimates for our mineral projects:

Table A-1 Current Resource Estimates for Mineral Projects
Deposit	Cut-Off*	Tonnes	Gold	Silver	Copper	Gold	Silver	Copper
	(g/t)	(Mt)	(g/t)	(g/t)	(%)	(Moz)	(Moz)	(Mlbs)
Measured Resources
Titiribi	0.3	51.600	0.49	-	0.17	0.820	-	195.1
Yellowknife	0.5/1.5	1.176	2.12	-	-	0.080	-	-

Indicated Resources
Sao Jorge	0.3	14.420	1.54	-	-	0.715	-	-
Cachoeira	0.35	17.470	1.23	-	-	0.692	-	-
Whistler	0.3	110.280	0.50	1.72	0.14	1.765	6.130	343.1
Titiribi	0.3	234.200	0.51	-	0.09	3.820	-	459.3
La Mina	0.25	28.170	0.74	1.77	0.24	0.667	1.607	150.2
Crucero	0.4	30.653	1.00	-	-	0.993	-	-
Yellowknife	0.5/1.5	12.933	2.35	-	-	0.979	-	-
Almaden	0.3	43.470	0.65	-	-	0.910	-	-

Inferred Resources
São Jorge	0.3	28.190	1.14	-	-	1.035	-	-
Cachoeira	0.35	15.667	1.07	-	-	0.538	-	-
Boa Vista	0.5	8.470	1.23	-	-	0.336	-	-
Surubim	0.3	19.440	0.81	-	-	0.503	-	-
Whistler	0.3/0.6	311.260	0.47	2.26	0.11	4.626	22.614	713.5
Titiribi	0.3	207.900	0.49	-	0.02	3.260	-	77.9
La Mina	0.25	12.394	0.65	1.75	0.27	0.260	0.697	73.3
Crucero	0.4	35.779	1.00	-	-	1.147	-	-
Yellowknife	0.5/1.5	9.302	2.47	-	-	0.739	-	-
Yarumalito	0.5	66.271	0.58	-	0.09	1.230	-	129.3
Almaden	0.3	9.150	0.56	-	-	0.160	-	-

*Gold cut-off for all project except for Whistler, which is a gold-equivalent cut-off.

For further information on the Company's current mineral projects and the above estimates, please see "Description of Mineral Projects".

Corporate Strategy

Our long-term growth strategy is premised on pursuing accretive acquisitions of resource projects, together with maintaining and advancing our existing projects in a prudent manner.

We strive to build shareholder value by acquiring compelling projects with existing resources and substantial historical exploration and development activities. Further, we seek to leverage existing resource market conditions to further enhance the value of each acquisition.

Since our initial public offering in 2010, we have acquired fourteen gold and gold-copper projects and have achieved a total resource base of approximately 11.440 million ounces of gold measured and indicated resources and approximately 13.840 million ounces of gold inferred resources across all of our projects. Of our fourteen projects, eleven are the subject of current resource estimates.

Pursuant to our business model, we may advance our projects or maintain them pending future improvements in the mining and resource markets. This determination is made by our management, based upon a number of factors, including an evaluation of the potential value enhancement of additional exploration or development work on the project.

The Company is currently in the process of identifying and planning additional work relating to its projects with the goal of directing resources to enhance value at each such project (the "Strategic Review Process"). Such work may include undertaking additional studies, economic assessments and/or exploration and development work. Other than as disclosed herein, such work has not been finalized as of the date hereof. Additional work on projects identified as part of the Strategic Review Process and any future expansion, including the acquisition of additional mineral properties or interests, may require additional financing, which the Company may obtain through equity and/or debt financing. The Company currently plans to keep each of its projects in good standing.

In addition to planned work programs described under "Description of Mineral Projects", certain of the Company's properties, including its Boa Vista, Surubim and La Mina Projects are subject to certain ongoing agreements that require additional payments by the Company and, in order to maintain its properties in good standing, the Company must continue incurring various surface rights lease payments, land fee payments, advance royalty payments, license application and extension fees, and camp maintenance costs. Management currently believes that available cash will be adequate to meet ongoing liquidity needs in the short-term and over the next year for the Company's existing business and projects.

Three Year History

The following summarizes the material developments of our business over the period from December 1, 2020 to the date hereof, and the fiscal years ended November 30, 2020, 2019 and 2018:

2021

●

Launch of GRC – On February 16, 2021, the Company announced that GRC had filed an amended and restated prospectus relating to its proposed initial public offering and had applied to list its securities on the NYSE American. In December 2020, GRC completed a private placement of 1,325,000 common shares ("GRC Shares") at a price of US$2.15 per share. As at the date hereof, the Company owns 20,000,000 GRC Shares.

2020

●

Royalty Agreements with GRC – On November 27, 2020, the Company entered into a royalty purchase agreement with its subsidiary, GRC (the "GRC Royalty Agreement"), pursuant to which certain of the Company's subsidiaries created and issued to GRC certain royalty interests and transferred to it certain buyback rights held by them. The purchase price paid by GRC pursuant to this transaction was US$13,076,000, which purchase price was satisfied by GRC through the issuance of 15,000,000 GRC Shares to the Company. See "Launch of Gold Royalty".

●

NYSE American Listing – On October 1, 2020, the Company announced that the GOLD Shares were approved for listing on the NYSE American. The GOLD Shares commenced trading at market open on the NYSE American on October 6, 2020 under the symbol "GLDG" and were delisted from the OTCQX International Market.

●

Technical Report for Almaden Project – On July 15, 2020, the Company filed a technical report for the Almaden Project titled "Technical Report: Almaden Gold Property, GoldMining Inc., Washington County, Idaho, USA" dated effective April 1, 2020 and prepared under NI 43-101 guidelines (the "Almaden Report"). The Almaden Report contains an updated mineral resource estimate for the Almaden Project, which includes an Indicated Mineral Resource of 43,470,000 tonnes grading 0.65 g/t gold (910,000 ounces) and an Inferred Mineral Resource of 9,150,000 tonnes grading 0.56 g/t gold (160,000 ounces) using a 0.3 g/t gold cut-off.

●

Incorporation of Gold Royalty Corp. – On June 24, 2020, the Company announced the creation of GRC, a wholly-owned gold-focused royalty company, to expose existing shareholders to an additional and potential form of value enhancement.

●

Technical Report for Yarumalito Project – On June 16, 2020, the Company filed a technical report for the Yarumalito Project titled "Technical Report: Yarumalito Gold-Copper Property, GoldMining Inc., Departments of Antioquia and Caldas, Republic of Colombia" dated effective April 1, 2020 and prepared under NI 43-101 guidelines (the "Yarumalito Report"). The Yarumalito Report contains a mineral resource estimate for the Yarumalito Project, which includes an Inferred Mineral Resource of 66,271,000 tonnes grading 0.58 g/t gold (1,236,000 ounces) and 0.09% copper (129,262,000 pounds) or 0.70 g/t gold equivalent (1,502,000 ounces) using a 0.5 g/t gold equivalent cutoff.

●

Acquisition of the Almaden Project – On March 3, 2020, the Company completed the acquisition of the Almaden Project located in west-central Idaho. The acquisition was completed pursuant to an asset purchase agreement among the Company, Sailfish Royalty Corp. ("Sailfish") and Western Standard Metals USA, Inc. (the "Almaden APA"). Total consideration under the transaction consisted of 337,619 GOLD Shares and $575,000. As a result of the transaction, we now own a 100% interest in the Almaden Project.

●

Acquisition of the Yarumalito Project – On December 2, 2019, the Company completed the acquisition of the Yarumalito Project located in Antioquia, Colombia. The acquisition was completed pursuant to an asset purchase agreement between the Company and Newrange Gold Corp. ("Newrange"). Total consideration under the transaction consisted of 1,118,359 GOLD Shares and $200,000. As a result of the transaction, we now own a 100% interest in the Yarumalito Project. A 1% net smelter return royalty ("NSR") was granted to Newrange with respect to the Yarumalito Project.

2019

●

Receipt of Water License and Land Use Permits – On April 17, 2019 the Company received a five-year Type B Water License ("WL") and Type A Land Use Permit ("LUP") from the Mackenzie Valley Land and Water Board ("MVLWB") for the Nicholas Lake-Ormsby property at the Yellowknife Project. Additionally, two-year extensions were granted by the MVLWB for two existing LUPs for the Goodwin Lake and Clan Lake properties.

●

Technical Report for Yellowknife Project – On April 16, 2019, the Company filed a technical report for the Yellowknife Project authored by Ben Parsons, MAusIMM (CP) of SRK Consulting (U.S.) Inc., Dominic Chartier, PGeo, of SRK Consulting (Canada) Inc. and Eric Olin, SME-RM, MAusIMM (CP) of SRK Consulting (U.S.) Inc. titled "Independent Technical Report, Yellowknife Gold Project, Northwest Territories, Canada" dated effective March 1, 2019 and prepared under NI 43-101 guidelines (the "Yellowknife Report"). The Yellowknife Report contains an updated mineral resource estimate for the Yellowknife Project, which includes a Measured and Indicated Mineral Resource of 14,108,000 tonnes grading 2.33 g/t gold (1,059,000 ounces) and an Inferred Mineral Resource of 9,302,000 tonnes grading 2.47 g/t gold (739,000 ounces) using a variable cut-off of 0.5 and 1.5 g/t gold for pit constrained and potential underground resources, respectively.

2018

●	TSX Listing– On June 19, 2018, the GOLD Shares and the Company's common share purchase warrants, which expired on December 31, 2018, were listed on the TSX.

●

Acquisition of the Narrow Lake Property – On May 11, 2018, the Company completed the acquisition of two mining claims (the "Narrow Lake Property") covering a total area of 618 ha and which are contiguous with the southern boundary of GoldMining's Nicholas Lake-Ormsby property, one of four properties that comprise the Yellowknife Project. Total consideration under the transaction consisted of $50,000 payable in cash, 33,333 GOLD Shares and $100,000 which was paid on the first anniversary of closing of the transaction by the issuance of 58,761 GOLD Shares. A 1% NSR was granted with respect to the Narrow Lake Property.

●

Cachoeira Royalty Buy-Down – On March 2, 2018, the Company completed the acquisition of 66.66% of the existing 4.0% net profits interest royalty on the Company's Cachoeira Project, in consideration for 698,161 GOLD Shares and US$133,320 in cash. The GOLD Shares issued under the transaction were subject to certain resale restrictions pursuant to the terms of a royalty purchase agreement (the "Cachoeira Royalty Purchase Agreement"). As a result of the transaction, the existing royalty on the Cachoeira Project was reduced to 1.33%.

●

Technical Report for Crucero Project – On February 21, 2018, the Company filed a technical report for the Crucero Project titled Technical Report, Crucero Property, GoldMining Inc., Carabaya Province, Peru", dated effective December 20, 2017 and prepared under NI 43-101 guidelines (the "Crucero Report"). The Crucero Report contains a resource estimate for the Crucero Project, which includes an Indicated Mineral Resource of 30,653,000 tonnes grading 1.0 g/t gold (993,000 ounces) and an Inferred Mineral Resource of 35,779,000 tonnes grading 1.0 g/t gold (1,147,000 ounces) using a cut-off of 0.4 g/t gold.

●

Acquisition of the Maguire Lake Property – On January 24, 2018, the Company completed the acquisition of three mining claims covering a total area of 1,797.6 ha, which are contiguous with the western boundary of the Company's Nicholas Lake-Ormsby property. Total consideration under the transaction consisted of 60,000 GOLD Shares.

Launch of Gold Royalty

In June 2020, the Company announced the launch of GRC with the goal of enhancing value for GoldMining shareholders through exposure to a gold and precious metals focused royalty and streaming company.

In October, 2020, the Company subscribed for 5,000,000 GRC Shares at a price of US$0.01 per share.

On November 27, 2020, the Company entered into the GRC Royalty Agreement. Pursuant to such agreement, the Company caused certain of its subsidiaries to create and grant to GRC the following royalties (the "New GRC Royalties"):

●	a 1.0% NSR on the Whistler Project, including each of the Whistler, Raintree West and Island Mountain properties;
●	a 1.0% NSR on the Yellowknife Project, including each of the Nicholas Lake, Ormsby-Bruce, Goodwin Lake, Clan Lake and Big Sky properties;
●	a 2.0% NSR on the Titiribi Project;

●	a 2.0% NSR on the La Mina Project;
●	a 1.0% NSR on the São Jorge Project;
●	a 1.0% NSR on the Batistão Project;
●	a 0.5% NSR on the Almaden Project;
●	a 1.0% NSR on the Cachoeira Project;
●	a 1.0% NSR on the Crucero Project;
●	a 1.0% NSR on the Surubim Project; and
●	a 1.0% NSR on the Yarumalito Project.

Pursuant to the GRC Royalty Agreement, the Company also caused its subsidiaries to assign and transfer to GRC the following buyback rights held by them under existing royalty agreements with third parties (the "GRC Buyback Rights"):

●	the right to acquire a 2.0% NSR on the Batistão Project for US$1,000,000;
●	the right to acquire a 0.5% NSR on the Surubim area of the Surubim Project for US$1,000,000, which royalty is payable after production at the project has exceeded two million ounces;
●	the right to acquire a 1.5% NSR on the Surubim area of the Surubim Project for US$1,000,000;
●	the right to acquire a 0.65% NSR on the Rio Novo area of the Surubim Project for US$1,500,000;
●	the right to acquire a 0.75% NSR on the Whistler Project (including an area of interest) for US$5,000,000;
●	the right to acquire a 1.0% NSR on the Yarumalito Project for $1,000,000;
●	the right to acquire a 1.0% NSR on the Goodwin Lake property at the Yellowknife Project for $1,000,000;
●	the right to acquire a 1.0% NSR on certain portions of the Big Sky property at the Yellowknife Project for $500,000; and
●

the right to acquire a 0.25% NSR on the Narrow Lake property at the Yellowknife Project for $250,000, in cash or common shares of GoldMining at any time until the fifth anniversary of commercial production.

The total consideration paid by GRC to the Company for the New GRC Royalties and the GRC Buyback Rights was US$13,076,000, which was satisfied by GRC by issuing to the Company 15,000,000 GRC Shares. As a result of this transaction, the Company owns 20,000,000 GRC Shares as of the date hereof.

On February 16, 2020, the Company announced the launch of GRC's proposed initial public offering. The offering is subject to customary conditions and there can be no assurance that it will be completed as contemplated or at all.

In October 2020, to incentivize the execution of its business plan and the growth of GRC, GRC awarded 1,500,000 performance based restricted GRC Shares to certain of its and the Company's executive officers and directors. The restricted share award grants were also reviewed and approved by GoldMining's compensation committee, which was comprised solely of independent directors of GoldMining. Such restricted GRC Shares are subject to restrictions that, among other things, prohibit the transfer thereof until certain performance conditions are met. In addition, if such conditions are not met within applicable periods, the restricted GRC Shares will be deemed forfeited and surrendered by the holder thereof to GRC without the requirement of any further consideration. Assuming completion of the offering, these conditions are:

1.

with respect to one-third of the restricted shares awarded to the holder, if GRC's initial public offering or any liquidity event (being any liquidation, dissolution or winding-up of GRC or distribution of all or substantially all of its assets among shareholders or a change of control transaction) occurs that values our Company at a minimum of US$50,000,000. Based on the offering price under GRC's announced proposed initial public offering, it is expected that this condition will be satisfied on completion of such offering;

2.	with respect to one-third of the restricted shares awarded to the holder, if GRC receives US$1,000,000 of royalty payments under any of its royalty interests prior to October 19, 2023; and

3.

with respect to one-third of the restricted shares awarded to the holder, if the holder continues to be a director, officer or employee of GRC or a related entity for a period of one year after the proposed initial public offering is completed.

In February 2021, GRC completed the acquisition of a 1.0% NSR on a portion of the Quartz Mountain Project, located in Oregon, USA in consideration for US$150,000.

Principal Products

We are currently in the exploration stage, and do not produce, develop or sell mineral products. We are primarily focused on gold and gold-copper properties.

Specialized Skills and Knowledge

Our business and long-term strategy requires specialized skills and knowledge in the areas of geology, geochemistry, planning, implementation of exploration programs, mine and plant engineering, drilling, mineral processing, metallurgy and compliance. To date, we have been able to locate and retain such professionals in all of the jurisdictions in which we operate and we believe that we will continue to be able to do so.

Competitive Conditions

The mining industry is intensely competitive in all of its phases and we compete with many companies possessing greater financial and technical resources. Competition in the precious metals mining industry is primarily for: (i) mineral rich properties that can be developed and produced economically; (ii) technical expertise to find, develop, and operate such properties; (iii) labour to operate the properties; and (iv) capital for the purpose of funding such properties. Such competition may result in our being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund our operations and develop mining properties. Existing or future competition in the mining industry could materially adversely affect our prospects for mineral exploration and success in the future.

We believe that our success is dependent on the performance of our management and key employees, many of whom have specialized skills and knowledge. We believe we currently have the personnel with specialized skills and knowledge to successfully carry out our operations.

Cyclical Nature of Our Business

The mining industry is subject to commodity pricing, which is in turn affected by other economic indicators and worldwide cycles. The pricing cycles that the mining industry experiences affect the overall environment in which we conduct our business. For example, if commodity pricing is low, our access to capital may be restricted. Continuing periods of low commodity prices or economic stalls could also affect the economic potential of our current properties and may affect our ability to, among other things: (i) capitalize on financing, including equity financing, to fund our ongoing operations and exploration and development activities; and (ii) continue exploration or development activities on our properties.

Furthermore, weather cycles may affect our ability to conduct exploration activities at our various projects, particularly at our Whistler, Yellowknife and Rea Projects, located in Alaska, Northwest Territories and northeastern Alberta, respectively. More specifically, drilling and other exploration activities may be restricted during periods of adverse weather conditions or winter seasons as a result of weather related factors, including, without limitation, inclement weather, snow covering the ground, frozen ground and restricted access due to snow, ice, or other weather related factors.

Environmental Protection

Many of our projects are subject to periodic monitoring by governmental agencies with respect to environmental protection plans and practices, as well as environmental laws and regulations of the jurisdictions in which they are located.

Environmental laws and regulations may affect our operations. These laws and regulations set various standards regulating certain aspects of health and environmental quality. They provide for penalties and other liabilities for the violation of such standards and establish, in certain circumstances, obligations to rehabilitate current and former facilities and locations where operations are or were conducted. The permission to operate can be withdrawn temporarily, where there is evidence of serious breaches of health and safety standards, or even permanently in the case of extreme breaches. Significant liabilities could be imposed on us for damages, cleanup costs or penalties in the event of certain discharges into the environment, environmental damage caused by previous owners of acquired properties or noncompliance with environmental laws or regulations. We intend to minimize risks by taking steps to ensure compliance with environmental, health and safety laws and regulations and operating in accordance with applicable environmental standards. There is a risk that environmental laws and regulations may become more onerous, making our operations more expensive. Please see "Risk Factors" for further information.

Employees

As of November 30, 2020, we had ten full time employees in Canada, and fifteen full time employees in Brazil and Colombia. We rely upon and engage consultants on a contract basis to provide services, management and personnel who assist us to carry on our administrative, shareholder communication, project development and exploration activities in Canada and in the other jurisdictions in which we operate.

Foreign Operations

Political and related legal and economic uncertainty may exist in countries where we may operate. Our mineral exploration and mining activities may be adversely affected by political instability and changes to government regulation relating to the mining industry. Other risks of foreign operations include political unrest, labour disputes, invalidation of governmental orders and permits, corruption, war, civil disturbances and terrorist actions, arbitrary changes in law or policies of particular countries, foreign taxation, price controls, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on gold exports and increased financing costs. These risks may limit or disrupt our projects, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation.

Presently, our mineral properties are primarily located in Brazil, Canada, Colombia, Peru and the United States. While we believe that such countries represent favourable environments for mining companies to operate, there can be no assurance that changes in the laws of such jurisdictions or changes in the regulatory environment for mining companies or for non-domiciled companies in these countries will not be made that would adversely affect our business. It is also possible that current or future social unrest in Brazil will adversely affect our operations.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on our business and operations.

DESCRIPTION OF MINERAL PROJECTS

The following is a general description of our mineral projects and is summarized from applicable technical reports. Where appropriate, certain information contained in this Annual Information Form updates information derived from such technical reports. Any updates to information contained in each respective technical report referenced herein were prepared by, or under the supervision of Paulo Pereira, President of the Company. Mr. Pereira holds a Bachelor's degree in Geology from Universidad Do Amazonas in Brazil, is a Qualified Person and is a member of the Association of Professional Geoscientists of Ontario.

The information regarding each of our projects in this Annual Information Form is based upon assumptions, qualifications and procedures that are not fully described herein. Reference should be made to the full text of the technical report respecting each project, copies of which are available for review on the System for Electronic Disclosure Analysis and Retrieval ("SEDAR").

Whistler Project

The following information is condensed and extracted from the technical report titled "NI 43-101 Resource Estimate for the Whistler Project", dated March 24, 2016 and amended and re-stated May 30, 2016 (the "Whistler Report"), prepared by Gary H. Giroux, P.Eng, M.A.Sc. of Giroux Consultants Ltd. ("GCL"). Gary Giroux is a Qualified Person and is independent of the Company.

Project Description, Location and Access

The Whistler Project is a gold-copper exploration project located in the Yentna Mining District of Alaska, approximately 150 km northwest of Anchorage. GCL was commissioned by the Company to complete maiden resource estimates for the Raintree West and Island Mountain gold-copper deposits located at the Whistler Project that were incorporated in the technical report for the Whistler Project. The project also hosts the Whistler gold-copper deposit, for which a resource estimate completed by Moose Mountain Technical Services ("MMTS") was documented in a NI 43-101 technical report with an effective date of August 15, 2015 and summarized by GCL in the Whistler Report.

Rights to the Whistler Project were acquired by GoldMining, through its wholly-owned subsidiary, BRI Alaska Corporation ("BRIA"), in August 2015 pursuant to an asset purchase agreement with Kiska.

The Whistler Project comprises 304 State of Alaska mining claims covering an aggregate area of approximately 1,759 ha. The mining claims require annual work expenditures or cash-in-lieu and tax payments to keep in good standing. The center of the property is located at 152.566° longitude west and 61.983° latitude north. A base camp and gravel airstrip for wheel-based aircraft is established adjacent to the Skwentna River.

The project is subject to two underlying royalty agreements:

1.

The first underlying agreement is a royalty purchase agreement between Kiska, Geoinformatics Alaska Exploration Inc. that was assigned to BRIA, and MF2, LLC ("MF2"), dated December 16, 2014. This agreement grants MF2 a 2.75% NSR over all 304 claims, and, extending outside the current claims, over an area of interest defined by the maximum historical extent of claims held on the project. In 2017, MF2's royalty was purchased by Osisko Gold Royalties Ltd.; and

2.

The second underlying agreement is between Cominco American Incorporated and Kent Turner in connection with an area specified by standard township sub-division dated October 1, 1999. This agreement concerns a 2.0% net profit interest to Teck Resources, which was purchased by Sandstorm Gold Ltd. in 2016.

Annual claim rental payments of US$5.14 per acre and annual exploration expenditures of US$2.50 per acre are required to keep the claims in good standing and must be submitted to the Alaska Department of Natural Resources by November 30 of every year; the claim rental payments and annual exploration expenditures have been paid unit September 1, 2021. BRIA currently holds a Miscellaneous Land Use Permit for Hardrock Exploration and Reclamation (the "MLUP") with the State of Alaska that allows for the presence of an exploration camp and the work proposed in the Whistler Report, primarily exploration and diamond drilling, to proceed. The MLUP expires on December 31, 2025.

History

Mineral exploration in the Whistler area was initiated by Cominco Alaska Inc. ("Cominco") in 1986, and continued through 1989. During this period, the Whistler and the Island Mountain gold-copper porphyry occurrences were discovered and partially tested by drilling. In 1990, Cominco's interest waned and all cores from the Whistler region were donated to the State of Alaska and the property was allowed to lapse.

In 1999, Kent Turner staked 25 State of Alaska mining claims at Whistler and leased the property to Kennecott. From 2004 through 2006, Kennecott conducted extensive exploration of the Whistler region, including geological mapping, soil, rock and stream sediments sampling, induced polarization survey, and the evaluation of the Whistler gold-copper occurrence with fifteen core boreholes (7,948 m) and reconnaissance core drilling at other targets in the Whistler region (4,184 m).

In 2007, Geoinformatics Exploration Inc. ("Geoinformatics") announced the conditional acquisition of the Whistler Project as part of a strategic alliance with Kennecott. From 2007 through 2008, Geoinformatics drilled twelve holes totaling 5,784 m on the Whistler Deposit and six holes totaling 1,841 m on other exploration targets in the Whistler area.

In 2009, Kiska was formed by the merger of Geoinformatics and Rimfire Minerals Corporation. From 2009 to 2010, Kiska completed 224 line-km of 3D induced polarization ("IP") geophysics, 40 line-km of 2D IP geophysics, 327 line-km of cut-line, geological mapping on the 3D IP grid, detailed mapping of significant Au-Cu prospects, collection of 109 rock samples and 61 soil samples, 8,660 m of diamond drilling from 23 drillholes (all greater than 200 m in total length), petrographic analysis of mineralization at Island Mountain, a preliminary review of metallurgy at the Whistler Project, and metallurgical testing of mineralization from the Discovery Breccia at Island Mountain. In August of 2010, Kiska delivered a Technical Report (Roberts, 2010) to Kennecott summarizing the results of the completed Trigger Program. In September of 2010, Kennecott informed Kiska that it would not exercise its back-in right on the project.

From this point forward, Kiska continued to drill and explore the Whistler Project for the duration of the 2010 and 2011 field seasons. The majority of this work included shallow grid drilling (25 m to 50 m top of bedrock drilling) in the Whistler Area (also referred to as the Whistler Corridor), conventional step-out drilling from prospects in the Whistler Area, step-out drilling at the Island Mountain Breccia Zone, an airborne EM survey of the Island Mountain area, reconnaissance drilling at Muddy Creek, and minor infill drilling at the Whistler Deposit, followed by the publication of an updated NI 43-101 resource estimate (MMTS, 2011).

Geological Setting, Mineralization and Deposit Types

Geological Setting

Alaskan geology consists of a collage of various terrains that were accreted to the western margin of North America as a result of complex plate interactions through most of the Phanerozoic. The southernmost Pacific margin is underlain by the Chugach–Prince William composite terrain, a Mesozoic-Cenozoic accretionary prism developed seaward from the Wrangellia composite terrain. It comprises arc batholiths and associated volcanic rocks of Jurassic, Cretaceous, and early Tertiary age.

The Alaska Range represents a long-lived continental arc characterized by multiple magmatic events ranging in age from about 30 to 70 Ma and associated with a wide range of base and precious metals hydrothermal sulphide bearing mineralization. The geology of Whistler Project is characterized by a thick succession of Cretaceous to early Tertiary (ca. 97 to 65 Ma) volcano-sedimentary rocks intruded by a diverse suite of plutonic rocks of Jurassic to mid-Tertiary age.

Two main intrusive suites are important in the Whistler Project area:

●

the Whistler Igneous Suite comprises alkali-calcic basalt-andesite, diorite and monzonite intrusive rocks approximately 76 Ma with restricted extrusive equivalent. These intrusions are commonly associated with gold-copper porphyry-style mineralization; and

●

the Composite Suite intrusions vary in composition from peridotite to granite and their ages span from 67 to about 64 Ma. Gold-copper veinlets and pegmatitic occurrences are characteristics of the composite plutons.

Mineralization and Deposit Types

Exploration on the Whistler Project by Kennecott, Geoinformatics and Kiska has identified three primary exploration targets for porphyry-style gold-copper mineralization. These include the Whistler, Raintree West, and the Island Mountain deposits. The Whistler and Raintree West deposits share similar styles of alteration, mineralization, veining and cross-cutting relationships that are generally typical of porphyry systems associated with relatively oxidized magma series (A- and B-type quartz vein stockwork, chalcopyrite-pyrite ore assemblage, presence of sulphates, core of potassic alteration with well-developed peripheral phyllic alteration zones).

The Whistler and Island Mountain areas also host multiple secondary porphyry-like prospects defined by drilling, anomalous soil samples, alteration, veining, surface rock samples, induced polarization chargeability/resistivity anomalies, airborne magnetic anomalies and airborne electromagnetic anomalies. These include the Raintree North, Rainmaker, Round Mountain, Puntilla, Snow Ridge, Dagwood, Super Conductor, Howell Zone and Cirque Zones. The Muddy Creek area represents an additional exploration target with the potential to house a low-grade, bulk-tonnage Intrusion-Related Gold mineralization.

Island Mountain has significantly different alteration, veining and sulphide assemblages associated with mineralization, principally the occurrence of pyrrhotite and to a lesser extent arsenopyrite associated with Au-Cu mineralization, Au-Cu association with strong sodic-calcic alteration, lack of significant sulphates, very minor hydrothermal quartz and weak to insignificant phyllic alteration. For these reasons, the porphyry system at Island Mountain may belong to the "reduced" subclass of porphyry copper-gold deposits.

The Muddy Creek area represents an additional exploration target with the potential to host a bulk tonnage, Intrusion-Related Gold deposit. Mineralization is restricted to sheeted vein zones with narrow millimetre scale veinlets and pegmatitic veinlets of quartz, feldspar, tourmaline and sulphides that include arsenopyrite, minor chalcopyrite and pyrite-pyrrhotite.

Exploration

GoldMining has not conducted exploration work since acquiring the Whistler Project.

Exploration potential exists adjacent to the base case pit resource in the north, west and south directions as well as at depth. This is illustrated in Figure B-1 which shows the base case open pit and all modelled blocks above an Au Eq grade of 0.5 g/t.

Figure B-1

Figure B-1 – 3D View looking N25E– Modelled Blocks within and Adjacent to Base Case Pit above a 0.5 g/t Au Eq. Cut-off (MMTS, 2015).

Exploration drilling, property-wide airborne magnetic surveys and extensive Induced Polarization ground surveys have identified multiple porphyry prospects that warrant initial or further drill testing (Rainmaker, Raintree North, Round Mountain, Puntilla, Snow Ridge, Dagwood, Howell Zone, Super Conductor). The Muddy Creek area, underlain by the 65 Ma Composite Suite of intrusions, is geologically younger than the Whistler area, and represents a prospective area for Intrusion-Related gold mineralization.

In 2021, the Company intends to maintain the Whistler Project in good standing. The Company does not currently plan to complete any exploration programs at the project in 2021.

Drilling

A total of 70,198 m of diamond drilling in 250 holes has been completed on the Whistler Project by Cominco, Kennecott, Geoinformatics and Kiska from 1986 to the end of 2011 (see Table B-1 below). Of these drill holes, 19,870 m in 48 holes have been drilled in the Whistler Deposit area, 33,532 m in 157 holes have been drilled on exploration targets beyond the Whistler Deposit in the Whistler area, 15,841 m in 42 holes have been drilled in the Island Mountain area, and 955 m in 3 holes have been drilled in the Muddy Creek area.

Table B-1 Summary of Diamond Drilling on the Whistler Property
Operator	Drill Target Area	No. Drillholes	Metres
Cominco (1986-1989)	Whistler Deposit	16	1,677
Total Cominco		16	1,677
Kennecott (2007-2008)	Whistler Deposit	15	7,953
	Whistler Area	18	4,227
	Island Mountain	2	269
Total Kennecott		35	12,449
Geoinformatics (2007-2008)	Whistler Deposit	12	5,784
	Whistler Area	6	1,841
Total Geoinformatics		18	7,625
Kiska (2009-2011)	Whistler Deposit	5	4,456
	Whistler Area	133	27,464
	Island Mountain	40	15,572
	Muddy Creek	3	955
Total Kiska		181	48,447
Total Whistler Deposit		48	19,870
Total Whistler Area		157	33,532
Total Island Mountain		42	15,841
Total Muddy Creek		3	955
Total All Operators		250	70,198

The Whistler Report documents the first ever resource estimates for the Raintree West and Island Mountain Deposits and is largely based on drilling by Kiska between 2009 and 2011. In addition, the Whistler Report includes a resource estimate for the Whistler deposit which was completed by MMTS in the name of GoldMining (effective date of August 15, 2015). GCL reviewed the Whistler Deposit resource estimate and was of the opinion that the data, methods and results were appropriate for the deposit and that the results from MMTS were current.

Sampling, Analysis and Data Verification

Sample preparation, analysis, and security protocols for exploration programs on the Whistler Project, including drilling at the Whistler, Raintree West and Island Mountain Deposits, were initially developed by Kennecott and subsequently adopted by Geoinformatics and Kiska. The following section is adapted from "Mineral Resource Estimation Whistler Copper-Gold Project, Alaska Range, Alaska", as prepared by SRK Consulting ("SRK") for Geoinformatics.

The core for the Cominco drilling (1,677 m) was not available for data verification. However, it represents 8% of the total drilling at the Whistler Deposit primarily within 100 m of surface and comparisons of assayed grades with subsequent drilling did not indicate any material bias. The sample preparation and analytical procedures used by Cominco are not known. Core samples were assayed for gold, silver and copper and occasionally for a suite of eight other metals (arsenic, cobalt, iron, manganese, molybdenum, nickel, strontium and zinc) at an undetermined laboratory. It is not known if quality control samples were inserted into the sampling stream.

Kennecott sampling was conducted using documented procedures describing all aspects of the field sampling and sample description process, handling of samples, and preparation for dispatch to the assay laboratory. Kennecott used a documented chain of custody procedure to monitor and track all sample shipments departing the base camp until the final delivery of the pulp to the assaying laboratory. The procedures include the use of security seals on containers used to ship samples, detailed work and shipping orders. Each transfer point is recorded on the chain of custody form until the final delivery of the pulp to the assay laboratory.

All soil, rock chips, core, and stream sediments samples were organized into batches of samples of a same type and prepared for submission to Alaska Assay Laboratories Inc. in Fairbanks, Alaska for preparation using standard preparation procedures (preparation and assay procedures for core samples is described below). This laboratory is part of the Alfred H. Knight Group an established international independent weighing, sampling and analysis service company.

Kennecott used two primary laboratories for assaying samples prepared by Alaska Assay Laboratories Inc. The samples collected during 2004 were assayed by Alaska Assay Laboratories Inc. in Fairbanks, Alaska. All pulverized samples collected in 2005 and 2006 were submitted to ALS Chemex in Vancouver, British Columbia for assaying. ALS Chemex is accredited to ISO 17025 by the Standards Council of Canada for a number of specific test procedures, including fire assay for gold with atomic absorption and gravimetric finish, multi-element inductively coupled plasma optical emission spectroscopy and atomic absorption assays for silver, copper, lead and zinc. ALS Chemex laboratories also participate in a number of international proficiency tests, such as those managed by CANMET and Geostats.

Kennecott used two secondary laboratories for check assaying. ALS Chemex re-assayed 191 pulp samples from the 2004 sampling programs. Acme was used as a secondary laboratory in 2005 and 2006. Acme is an ISO 17025 accredited laboratory.

Core samples were prepared for assaying using industry standard procedures. 500 grams of coarsely crushed core samples were pulverized to 90% passing a -200 mesh screen. 250 grams of rock samples were pulverized to 85% passing a -150 mesh screen. Pulverized core and rock samples collected in 2004 were assayed by Alaska Assay Laboratories in Fairbanks for gold using a fire assay procedure and atomic absorption finish (method code FA30) on 30 grams charges and for a suite of nine metals using an aqua regia digestion and inductively coupled plasma scan (method code ICP-2A). Core and rock samples collected after 2004 were assayed by ALS Chemex for gold by fire assay and atomic absorption finish (Au-AA23) on 30 gram sub-samples and for a suite of thirty-four elements (including copper and silver) by aqua regia digestion and ICP-AES (method code ME-ICP41) on 0.5 gram sub-samples. Elements exceeding concentration limits of ICP-AES were re-assayed by single element aqua regia digestion and atomic absorption spectrometry (method code element-AA46).

For the drilling samples, Kennecott used comprehensive quality control samples with all samples submitted for assaying. Each batch of twenty core samples submitted for assaying contained one sample blank, one of three project specific standards, a field duplicate and a coarse crushed duplicate. They were inserted blind to the assay laboratory except for the coarsely crushed sample duplicates that were inserted by the preparation laboratory.

All samples collected by Geoinformatics were submitted to Alaska Assay Laboratories for preparation. Pulps were submitted to ALS Chemex by the preparation laboratory for assaying. Geoinformatics used the sample preparation and assaying protocols and quality control measures developed by Kennecott. Gold was assayed by fire assay and atomic absorption finish (AuAA23) on 30 gram sub-samples and for a suite of thirty-four elements (including copper and silver) by aqua regia digestion and ICP-AES (method code ME-ICP41) on 0.5 gram sub-samples. Elements exceeding concentration limits of ICP-AES were re-assayed by single element aqua regia digestion and atomic absorption spectrometry (method code element-AA46).

In 2009, Kiska employed Alaska Assay in Fairbanks for drill core assay, but switched to ALS Chemex for the 2010 and 2011 drilling. The drill core preparation methods and analytical methods for all three seasons are listed below.

2009 Drilling (Alaska Assay):

●	Prep: dried, crushed to 70% -10 mesh, 250 gram split pulverized to 90% -150 mesh, and blended for assay.
●	FA-30: 30g fire-assay with AAS finish.
●	ICP-3A: three acid digestion followed by ICP-AES (30-element).

2010 and 2011 Drilling (ALS Chemex):

●	CRU-31: fine crushing – 70% <2mm.
●	PUL-31: pulverize split to 85% <75 μm.
●	AU-AA23: Au 30g FA-AA finish.
●	ME-ICP61: 33 element four acid ICP-AES.
●	ME-OG62: Ore Grade Elements – Four acid ICP-AES.
●	CU-OG62: Ore Grade Cu – Four acid variable.

The exploration work conducted by Kennecott was carried out using a quality assurance and quality control ("QA/QC") program exceeding industry best practices as documented in a data management manual describing all aspects of the exploration data acquisition and management including mapping, surveying, drilling, sampling, sample security, assaying and database management.

For drilling, Kennecott implemented comprehensive external analytical quality control measures. Control samples were inserted in all batches of twenty core samples submitted for preparation and assaying at a rate of one blank, one project specific standard, one field duplicate, one coarsely crushed duplicate and one pulp replicate. The pulp duplicates were organized in batches of twenty-five to fifty samples and submitted by Alaska Assay Laboratories to the Acme Assay Laboratories for check assaying and screen tests. Kennecott also relied on the internal control measures implemented by the primary laboratory.

Two sample blanks were used by Kennecott. A barren andesite rock (OPPBLK-1) collected on outcrop (522,399 m east and 6874,144 m north; Nad27, zone 5) and a barren porphyritic andesite (WP-BLK-1) intersected in borehole 04-DD-WP-01. A blank sample (1-3 kilograms in weight) was usually inserted after a "mineralized" core sample at a rate of one in twenty samples.

For the Whistler Project, Kennecott fabricated three project specific standards (WPCO1, WP-MG1 and WP-HG1 from coarse rejects from two boreholes drilled at Whistler (WP04-04-17 and WH04-01-17). Coarse rejects from core samples were aggregated to create three composite samples yielding low, medium and high copper and gold values. Each composite sample was prepared by Alaska Assay Laboratory to yield homogenized pulverized samples. Five separate sub-samples of each standard were then submitted to five commercial laboratories for assaying. Each standard sample was assayed twice at each laboratory yielding fifty assay results that were analyzed to determine the tolerance intervals reported in the table below for each standard. Kiska utilized off-the-shelf Certified Reference Material from Ore Research & Exploration.

The quality control program developed by Kennecott was overseen by appropriately qualified geologists. Geoinformatics and Kiska implemented the Kennecott procedures.

In the opinion of GCL, the exploration data collected by Kennecott, Geoinformatics and Kiska on the Whistler Project utilized adequate quality control procedures that generally meet or exceed industry best practices for a drilling stage exploration property.

Gary Giroux of GCL visited the Whistler Project on April 21, 2016. The purpose of the site visit was to examine the property and the areas of drilling, to review drill core and geological models that pertain to Raintree West, Island Mountain and the Whistler Deposits, and to review the sample preparation, handling and analysis procedures conducted by previous operators.

GCL conducted a series of routine verifications to ensure the reliability of the electronic data provided by the Company, and believes the electronic data is reliable. GCL visually examined assaying quality control data produced by Kiska and believe the data was reliable for resource estimation.

Mineral Processing and Metallurgical Testing

Metallurgical testing has been carried out in three phases starting with preliminary testing on the Whistler Deposit in Salt Lake City under the general supervision of Kennecott in 2004 to 2005 and culminating in two phases of testing on samples from the Island Mountain and Whistler Deposits under Kiska Metals and conducted at G&T Laboratories in Kamloops during 2010-2012. No metallurgical testing has been carried out on rocks from the Raintree West Deposit, however, given the similarities in geological setting, host rock, mineralization and alteration between Raintree West and the Whistler Deposits, it has been assumed that recoveries determined for the Whistler Deposit are a reasonable approximation for the Raintree West Deposit. Future metallurgical programs should include samples from the Raintree West deposit.

From the metallurgical testwork results and subsequent analysis reported in MMTS, the Whistler Deposit is amenable to a conventional flotation with cyanidation of the tailings to produce saleable high-quality copper concentrates with gold credits. Expected metallurgical recoveries for the Whistler Deposit are approximately 75% for gold, 85% for copper and 75% for silver. Work to date indicates the Whistler mineralization is remarkably clean and the specifications would fall well within typical smelter limits for penalty elements with no penalty payable.

Metallurgical test work on samples from the Island Mountain Deposit show excellent recovery rates and saleable Cu concentrate grades using conventional processing techniques that include flotation, whole ore cyanide leaching or a combination of flotation and cyanide leaching of concentrate tails. The Lower Zone (disseminated Pyrrhotite) composite sample achieved nearly 90% Au recovery through a combination of selective flotation and cyanidation of tailings. The Upper Zone (Actinolite-Magnetite breccia) composite sample achieved 75% Au recovery; further modification and optimization can be expected to greatly improve those results. For both Lower and Upper Zone mineralization it was concluded that further metallurgical development and assessment work would still be required to develop the best flowsheet with respect to capital and operating costs, metal recoveries and overall economics. For the purpose of resource estimation, metallurgical recoveries of 90% for gold, 80% for copper and 25% for silver were used.

Mineral Resource Estimates

The Whistler Report documents the maiden resource estimates for the Raintree West and Island Mountain Deposits and is largely based on drilling by Kiska between 2009 and 2011. In addition, this document includes a resource estimate for the Whistler gold-copper deposit which was completed by MMTS in the name of GoldMining (effective date of August 15, 2015), which is based largely on the historic resource estimate completed by MMTS for Kiska as documented in the NI 43-101 technical report with an effective date of March 17, 2011; no new sampling or drilling has been completed on the Whistler Deposit since March 17, 2011.

The Raintree West Deposit is one of several porphyry centers identified on the Whistler Project. The deposit is located 1,500 m east of the Whistler Deposit and is concealed by 5 to 15 m of glacio-fluvial sediments. The deposit has been drilled over a strike length of 500 m and to a depth of 700 m; the deposit is up to 400 m in width. The deposit is open along strike to the north and south, and at depth. Gold-copper mineralization is associated with quartz + magnetite stockwork zones hosted in potassic altered diorite porphyry intrusive rocks. The diorite porphyry host rocks, the mineralization style and the alteration associated with gold-copper mineralization are similar to the Whistler Deposit.

The Raintree West Deposit was modelled on a series of east-west cross-sections and a grade shell (0.1 g/t AuEq) representing the mineralization was constructed to constrain the resource estimate. Fourteen diamond drill holes totaling 7,078 m were used to define the model. Given the limited geological information available due to the current density of drilling at Raintree West and its classification as a porphyry deposit type, the grade shell model was deemed a reasonable constraint on mineralization until further drilling enables the construction of a detailed geological model. Erratic high-grade outliers for gold, silver and copper were capped within the mineralized and waste solids. Composites 5 m in length were formed within each of the domains that honoured the domain boundaries.

Variography was used to model the grade continuity and to determine the search ellipse orientations and dimensions for interpolation. Ordinary kriging was used to estimate gold, silver and copper into blocks measuring 10 by 10 by 10 m in dimension. A total of 39 samples within the mineralized solid had specific gravity measurements, which were used to convert volumes to tonnes. The blocks were classified as Inferred based on the limited amount of drilling. For the near surface mineralization (above 250 m elevation), a 0.30 g/t gold equivalent cut-off grade was chosen as a possible open pit cut-off based on studies completed at the nearby Whistler Deposit (Table B-2). For the deeper mineralization (below 100 m elevation), a 0.60 g/t gold equivalent cut-off grade was chosen as a possible block cave cut-off based on the New Afton mine in British Columbia, that is currently in production and using a similar mining method (Table B-3). Validation of the model was completed by comparison of the block model and drill hole grades by visual inspections in section and plan across the deposit.

There are no known significant environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other factors that could materially affect the resource estimate.

Table B-2 Raintree West NI 43-101 inferred resource estimate above 250 m elevation.
		Grade				Contained Metal
Cut-off AuEq (g/t)	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Cu (%)	AuEq (g/t)	Au (Moz)	Ag (Moz)	Cu (Mlbs)	AuEq (Moz)
0.25	38,620,000	0.36	5.09	0.05	0.50	0.452	6.320	42.58	0.625
0.30	31,680,000	0.40	5.39	0.06	0.55	0.409	5.490	41.91	0.563
0.35	26,980,000	0.43	5.66	0.07	0.59	0.376	4.910	41.64	0.514
0.40	22,940,000	0.46	5.93	0.07	0.63	0.341	4.374	35.41	0.465
0.45	18,920,000	0.50	6.21	0.07	0.68	0.303	3.777	29.20	0.411
0.50	15,340,000	0.54	6.45	0.08	0.72	0.264	3.181	27.06	0.356
0.55	12,310,000	0.58	6.67	0.08	0.77	0.228	2.640	21.71	0.305
0.60	9,800,000	0.62	6.85	0.08	0.82	0.196	2.158	17.29	0.259
0.65	7,840,000	0.67	7.02	0.09	0.87	0.168	1.769	15.56	0.220
0.70	6,210,000	0.71	7.17	0.09	0.92	0.142	1.432	12.32	0.184
0.75	4,780,000	0.77	7.24	0.09	0.98	0.118	1.113	9.49	0.151
0.80	3,650,000	0.83	7.22	0.09	1.05	0.097	0.847	7.24	0.123

Table B-3 Raintree West NI 43-101 inferred resource estimate below 100 m elevation
		Grade				Contained Metal
Cut-off AuEq (g/t)	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Cu (%)	AuEq (g/t)	Au (Moz)	Ag (Moz)	Cu (Mlbs)	AuEq (Moz)
0.50	64,460,000	0.63	3.76	0.09	0.80	1.295	7.792	127.92	1.652
0.55	57,470,000	0.65	3.77	0.10	0.83	1.208	6.966	126.72	1.534
0.60	51,760,000	0.68	3.74	0.10	0.86	1.130	6.224	114.13	1.428
0.65	46,360,000	0.70	3.71	0.10	0.89	1.048	5.530	102.22	1.321
0.70	40,780,000	0.73	3.70	0.11	0.91	0.954	4.851	98.91	1.198
0.75	35,290,000	0.75	3.72	0.11	0.94	0.855	4.221	85.60	1.071
0.80	29,750,000	0.78	3.76	0.11	0.98	0.746	3.596	72.16	0.933

Table B-2 and Table B-3 Notes:

1.	Gold-equivalent grade assumes metal prices of US$1,250/oz gold, US$16.50/oz silver and US$2.10/lb copper and recoveries of 75% for gold, 85% for copper and 75% for silver.
2.

A 0.30 g/t gold equivalent cut-off has been highlighted for material above 250 m elevation based on the nearby Whistler Deposit while a 0.60 g/t gold equivalent cut-off has been highlighted for material below the 100 m elevation as a possible block cave cut-off based on New Afton Mines in southern British Columbia.

3.	Totals may not represent the sum of the parts due to rounding.
4.	The Mineral Resources have been prepared by GCL in conformity with CIM Definition Standards.

The Island Mountain Deposit occurs 23 km southwest of the Whistler Deposit. The deposit outcrops on the southwest slope of Island Mountain and has been drilled over a strike length of 300 m and to a depth of 450 m; the deposit is up to 400 m in width. The deposit is open to depth and to the north where surface mapping, geochemistry and geophysics have identified coincident hydrothermal breccia, multi-element geochemical and magnetic anomalies for an additional 400 m to the north.

Gold-copper mineralization is hosted by intrusive and hydrothermal breccia associated with strong sodic-calcic alteration, and gold-only mineralization is hosted by diorite porphyry with vein and disseminated pyrrhotite.

The Island Mountain deposit was first modelled on a series of cross-sections, followed by longitudinal sections and plans for both lithology and alteration/mineralization and, from this, a geologic solids model was produced to constrain the resource estimate. A total of 8 mineralized geologic domains were modelled. Thirty-four diamond drill holes totaling 12,668 m were used to define the model.

Erratic high-grade outliers for gold, silver and copper were capped within each of the geologic domains. Composites 5 m in length were formed within each of the domains that honoured the domain boundaries. Variography was used to model the grade continuity and to determine the search ellipse orientations and dimensions for interpolation. Ordinary kriging was used to estimate gold, silver and copper into blocks measuring 10 by 10 by 10 m in dimension. A total of 218 samples had specific gravity measurements, which were subdivided into domains to convert volumes to tonnes.

The blocks were classified as Indicated or Inferred based on grade continuity as measured by semivariograms. A 0.30 g/t gold equivalent cut-off grade was chosen as a possible open pit cut-off based on studies completed at the nearby Whistler Deposit (Table B-4). Validation of the model was completed by comparison of the block model and drill hole grades by visual inspections in section and plan across the deposit.

There are no known significant environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other factors that could materially affect the resource estimate.

Table B-4 Island Mountain NI 43-101 indicated resource estimate at various cut-off grades.
		Grade > Cut-off				Contained Metal
Cut-off AuEq(1),(2) (g/t)	Tonnes > Cut-off (tonnes)	Au (g/t)	Ag (g/t)	Cu (%)	AuEq (g/t)	Au (Moz)	Ag (Moz)	Cu (Million lbs)	AuEq (Moz)
0.25	42,500,000	0.42	1.02	0.05	0.47	0.570	1.394	46.86	0.646
0.30	31,080,000	0.49	1.10	0.06	0.55	0.485	1.099	41.12	0.547
0.35	23,410,000	0.55	1.20	0.06	0.62	0.415	0.903	30.97	0.467
0.40	18,200,000	0.62	1.32	0.07	0.69	0.360	0.772	28.09	0.405
0.45	14,660,000	0.67	1.43	0.08	0.76	0.317	0.674	25.86	0.356
0.50	12,120,000	0.73	1.55	0.08	0.82	0.283	0.604	21.38	0.318
0.55	10,260,000	0.77	1.65	0.09	0.87	0.255	0.544	20.36	0.287
0.60	8,780,000	0.82	1.74	0.09	0.92	0.230	0.491	17.42	0.259
0.65	7,600,000	0.86	1.80	0.10	0.96	0.210	0.440	16.76	0.236
0.70	6,480,000	0.91	1.83	0.10	1.02	0.189	0.381	14.29	0.211
0.75	5,580,000	0.95	1.85	0.10	1.06	0.171	0.332	12.30	0.191
0.80	4,740,000	1.00	1.87	0.10	1.11	0.153	0.285	10.45	0.170

Table B-5 Island Mountain NI 43-101 inferred resource estimate at various cut-off grades.
		Grade > Cut-off				Contained Metal
Cut-off AuEq(1),(2) (g/t)	Tonnes > Cut-off (tonnes)	Au (g/t)	Ag (g/t)	Cu (%)	AuEq (g/t)	Au (Moz)	Ag (Moz)	Cu (Million lbs)	AuEq (Moz)
0.25	104,030,000	0.42	0.96	0.05	0.47	1.408	3.211	114.69	1.582
0.30	82,020,000	0.47	1.02	0.05	0.53	1.237	2.690	90.43	1.390
0.35	63,560,000	0.52	1.10	0.06	0.59	1.069	2.248	84.09	1.197
0.40	48,840,000	0.58	1.20	0.06	0.65	0.912	1.884	64.62	1.021
0.45	39,000,000	0.63	1.31	0.07	0.71	0.792	1.643	60.20	0.886
0.50	31,970,000	0.68	1.40	0.07	0.76	0.697	1.439	49.35	0.780
0.55	27,440,000	0.71	1.46	0.08	0.80	0.630	1.288	48.40	0.704
0.60	23,180,000	0.75	1.52	0.08	0.84	0.560	1.133	40.89	0.625
0.65	19,770,000	0.79	1.56	0.08	0.88	0.500	0.992	34.87	0.557
0.70	16,830,000	0.82	1.61	0.08	0.91	0.443	0.871	29.69	0.493
0.75	13,730,000	0.86	1.68	0.09	0.95	0.378	0.742	27.25	0.421
0.80	10,550,000	0.91	1.78	0.09	1.01	0.307	0.604	20.94	0.342

Table B-4 and Table B-5 Notes:

1.

Gold-equivalent grade assumes metal prices of US$1,250/oz gold, US$16.50/oz silver and US$2.10/lb copper and recoveries of 90% for gold (cyanide), 80% for copper (flotation) and 25% silver (recovery in copper concentrate).

2.	A 0.30 g/t gold equivalent has been highlighted as a possible open pit cut-off based on studies completed at the nearby Whistler Deposit.
3.	Totals may not represent the sum of the parts due to rounding.
4.	The Mineral Resources have been prepared by GCL in conformity with CIM Definition Standards.

The Whistler Deposit is a structurally controlled porphyry deposit with Au, Cu and Ag as the primary economic metals. There are at least three intrusive phases recognized at the Whistler Deposit, the earliest, Main Stage Porphyry, being that of principal mineralization. A major northwest trending fault is used to segregate the mineralization into two domains prior to grade interpolation. There is some evidence that lateral offsets of as much as 100 m may have occurred along this fault.

Statistical analyses (cumulative probability plots, histograms, classic statistical values) of the assay data are used to confirm the domain selection, to decide if capping is necessary, and to determine the extent of non-mineralized zones within the diorite solid. Assay data was composited into 5 m intervals, honoring the domain boundaries, with composite statistics also compiled for comparisons. The composites are then used to create relative variograms for Au, Cu, and Ag grades using the MSDA module of the MineSight software, thus establishing rotation and search parameters for the block model interpolation.

Validation of the model is completed by comparison of the block values with de-clustered composite values, with values interpolated by inverse distance, by the use of swath plots, as well by a visual inspection in section and plan across the project area.

Specific gravity values are based on 21 measurements by ALS Chemex to give an average density of 2.72 for ore, and 2.60 for waste.

The resource has been interpolated and classified based on variogram modeling. The definition of Indicated and Inferred used to classify the resource is in accordance with that of the CIM Definition Standards.

The pit delineated resource is given in Table B-6, for a range of NSR cut-offs with the base case cut-off of $7.50/tonne highlighted. Process recoveries, as well as mining, processing and off-site costs have been applied in order to determine that the pit resource has a reasonable prospect of economic extraction (Table B-6). The mining, processing and off-site costs used here are estimates and may not represent actual costs.

There are no known significant environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other factors that could materially affect the resource estimate.

Table B-6 Summary of Pit Delineated Resource[1], Whistler Deposit
	NSR[2]		In situ Grades				Total Modelled Metal
Class	Cut-off ($/tonne)	Tonnes (Mt)	NSR ($/tonne)	Au (g/t)	Cu (%)	Ag (g/t)	Au (Moz)	Ag (Moz)	Cu (Mlbs)
	7.50	79.2	21.95	0.51	0.17	1.97	1.28	5.03	302
	10.00	69.8	23.77	0.56	0.18	2.06	1.24	4.61	282
	12.50	60.7	25.64	0.61	0.19	2.13	1.19	4.15	259
Indicated	15.00	51.7	27.72	0.67	0.20	2.19	1.12	3.63	232
	17.50	43.3	29.95	0.74	0.21	2.26	1.03	3.14	203
	20.00	35.6	32.36	0.82	0.22	2.35	0.94	2.68	176
	22.50	29.6	34.65	0.89	0.23	2.40	0.85	2.28	152
	25.00	24.0	37.22	0.98	0.24	2.49	0.75	1.91	129
	7.50	145.8	17.78	0.40	0.15	1.75	1.85	8.21	467
	10.00	123.1	19.56	0.45	0.16	1.83	1.76	7.23	423
	12.50	100.1	21.48	0.50	0.17	1.91	1.61	6.13	365
Inferred	15.00	79.0	23.55	0.57	0.18	1.98	1.43	5.00	306
	17.50	59.0	26.03	0.64	0.19	2.10	1.21	3.98	243
	20.00	43.1	28.74	0.73	0.20	2.25	1.01	3.11	188
	22.50	31.6	31.50	0.82	0.21	2.35	0.83	2.38	146
	25.00	23.0	34.41	0.91	0.22	2.47	0.67	1.82	112

Notes:

1.	Reported within a conceptual pit shell (45 degree pit slope angle) and based on a cut-off grade of $7.5/t adjusted for metallurgical recovery and offsite costs.
2.

NSR used to define the resource are based on 75% recovery for gold and silver; 85% recovery for copper; US$990 per ounce gold, US$15.40 per ounce silver and US$2.91 per pound of copper and an exchange rate of 0.92 $US/$CDN.

Yellowknife Project

The Yellowknife Project is a gold exploration project located in the Northwest Territories, Canada. The Yellowknife Project includes the site of the historical Discovery Mine, which operated from 1950 to 1969. Historic production at the Yellowknife Project or at nearby mines are not necessarily indicative of the future mining potential of the Yellowknife Project.

In April 2019, the Company filed a technical report on the Yellowknife Project titled "Independent Technical Report, Yellowknife Gold Project, Northwest Territories, Canada" authored by Ben Parsons, MAusIMM (CP) of SRK Consulting (U.S.) Inc., Dominic Chartier, PGeo, SRK Consulting (Canada) Inc. and Eric Olin, SME-RM, MAusIMM (CP) of SRK Consulting (U.S.) Inc. dated effective March 1, 2019 and prepared under NI 43-101 guidelines. Each of Ben Parsons, Dominic Chartier and Eric Olin is a Qualified Person and is independent of the Company. The following information is condensed and extracted from the Yellowknife Report.

Project Description, Location and Access

The Yellowknife Project is located in the South Mackenzie Mining District of the Northwest Territories, Canada, situated approximately 90 km north of the City of Yellowknife. Access to the Discovery camp from Yellowknife is possible by small aircraft to a year-round 1,100 m long gravel airstrip. A winter road can provide access for fuel and other heavy or bulky materials from Yellowknife.

The Yellowknife Project covers approximately 12,239 ha and is comprised of 34 mining leases and 2 mineral claims to which 507140 N.W.T. Ltd., a wholly-owned subsidiary of GoldMining, has title. The mining leases and mineral claims are grouped into: (i) the Nicholas Lake property, comprised of 10 mining leases, (ii) Ormsby-Bruce property, comprised of 7 mining leases and 2 mineral claims; (iii) the Goodwin Lake property, comprised of 4 mining leases; (iv) the Clan Lake property, comprised of 6 mining leases; and (v) the Big Sky property, comprised of 7 mining leases. The mining leases require annual tax payment to keep in good standing and the mineral claims require annual work expenditures or cash-in-lieu payments and tax payments in order to remain in good standing.

The Yellowknife Project has four royalties on various properties as follows:

1.	2.25% NSR and US$20,000 annual advance royalty payment over the Ormsby-Nicholas Property;

2.	2.0% NSR over Goodwin Lake Property;

3.	2.0% NSR over Big Sky Property leases 5111 and 5220;

4.	1.0% NSR over Narrow Lake Property.

In April 2019, the Company received a five-year Type B WL and Type A LUP from the MVLWB for the Nicholas Lake-Ormsby property. The WL and LUP enable the Company to complete advanced exploration work including diamond drilling, underground development and operation of the existing camp, airstrip and winter road. Two existing LUPs for the Goodwin Lake and Clan Lake Properties expire in February 2021. GoldMining does not plan to apply for new LUPs for the Goodwin Lake and Clan Lake Properties at this time.

To the extent known, there are no other permits required to conduct the proposed exploration work on the property. There are no legislated environmental liabilities for the Yellowknife Project. There are however procedural issues that must be communicated with governmental agencies for the disturbance of the discovery tailings cap and rehabilitated areas of the old Discovery Mine site.

To the extent known, there are no other significant factors and risks that may affect access, title, or the right or ability to perform work on the property.

History

Prior Ownership and Exploration Work

The Nicholas Lake Property

The Nicholas Lake property was first staked in 1941 by Cominco Ltd. Trenching exposed gold-bearing quartz veins hosted by a small granodiorite intrusion in Burwash Formation metasedimentary rocks. Although core drilling by Cominco Ltd. in 1947 intersected mineralized veins beneath the trenches, Cominco Ltd. stopped exploration and the claims lapsed in 1952.

The Nicholas Lake prospect was staked by individuals and explored with additional trenches intermittently from the late 1950s to mid-1970s, but records of the work are not available, and the claims were allowed to lapse in each case.

David R. Webb staked the Nicholas Lake prospect in September 1986 and optioned the claims to Chevron Minerals Ltd. ("Chevron") in April 1987, which in turn re-optioned the property to IGF Metals Inc. Following a compilation of historical data, mapping and sampling in 1987 identified the Main Zone (now known as the Nicholas Lake zone) to be at least 35 m long, 1 m to 2 m wide on surface with an average grade between 13.7 and 17.1 g/t gold.

IGF Metals Inc. withdrew from the option in 1988 and Athabaska Gold Resources Ltd ("Athabaska Gold") signed an agreement with Chevron to earn a 60% interest in the property for exploration expenditures of US$750,000. Additional claims expanded the property and core drilling on the Nicholas Lake zone commenced in early 1988. By the end of 1990, 15,373 m of core drilling in 71 boreholes, an airborne magnetometer/VLF-EM survey of the entire property, plus detailed prospecting, geological mapping, trenching and ground geophysical surveys had been completed. Athabaska Gold also initiated resource estimates, metallurgical studies and environmental studies during this period.

Athabaska Gold acquired a 100% interest in the property in 1991 to 1992 and subsequently optioned a 35% interest to Royal Oak Mines Inc. ("Royal Oak"). Limited drilling of the Nicholas Lake zone from 1991 to 1992 totaled about 1,700 m. Regional prospecting and mapping in 1991 identified several other prospective areas on the property (Nicholas Lake East, Nicholas Lake North, MacAskill, Eastern Volcanic, Western Volcanic, and Teapot prospects) that were explored in 1992 by gridding, detailed geological and geophysical surveys and trenching (only at Teapot). One to three holes were reportedly drilled at the Nicholas Lake East, Nicholas Lake West, West Volcanic and MacAskill properties. Results are unavailable.

The underground program initiated in March 1994 with the Nicholas Lake portal and decline resulted in 820 m of underground development into the Nicholas Lake zone to a depth of 90 m by October. Detailed rock chip sampling and 2,972 m in 36 underground boreholes were completed that year. Following further regional prospecting, sampling and mapping, 13 boreholes totaling 1,209 m tested the Teapot prospect and one other hole of 294.74 m tested the Nicholas Lake North prospect in 1994. Athabaska Gold commissioned a resource estimate of the Nicholas Lake zone based on the new underground data. Resources were estimated to be 461,000 tons grading 13.32 g/t gold. The reader is cautioned that this historical mineral resource estimate is superseded by the resource detailed in this report and should not be relied upon.

Athabaska Gold sold the Nicholas Lake property to Royal Oak for US$3,800,000 in October 1995. Royal Oak completed a legal land survey of the NIC 1 and NIC 2 mineral claims for conversion to mining leases in 1996. Legal surveys were also completed on the BUSH, PIG and SAINT claims. When Royal Oak filed for creditor protection in April 1999, the Nicholas Lake property was listed as a Royal Oak asset. However, the Superior Court of Ontario awarded the Nicholas Lake property to the original owner, David R. Webb in December 1999. The Court ordered all data, files, information and material to be returned.

Ormsby – Bruce Property

Prospector A.V. (Fred) Giauque staked claims near the west shore of the Giauque Lake following his discovery in 1944 of visible gold in quartz veins in rusty mafic volcanic rocks (the Bruce zone). Subsequent prospecting and exploration in 1945 discovered more spectacular visible gold in a folded, thick quartz vein hosted by metasedimentary rocks approximately 100 m northeast of the Bruce zone (the North Vein of the Main Zone). Mr. Giauque and sons optioned the claims to Discovery Yellowknife Mines Limited in 1945. In 1944, Mr. Giauque also discovered gold mineralization (the Ormsby zone) approximately 2 km to the southwest of the Main Zone, and shortly sold the claims to LaSalle Yellowknife Gold Mines Limited.

Surface exploration, including core drilling, was conducted intermittently on the Ormsby property during the early 1950s, first by LaSalle Yellowknife Gold Mines Limited and then by Discovery Yellowknife Gold Mines Limited under an option agreement with the former. Although this option subsequently lapsed, following a second agreement with the then-owner Ormsby Mines Limited, an exploration drift was driven south onto the Ormsby property from the 290 m level of the Discovery Mine. However, no economic concentration of gold was encountered.

The Discovery Mine remained on care and maintenance until the mid-1970s when some of the materials on site were salvaged. In December 1980, the Discovery property was optioned to Newmont Exploration Limited, who added six adjoining claims and conducted line-cutting, litho-geochemical mapping, geological mapping, and magnetometer, VLF, HLEM and induced polarization surveys in 1981. Further work recommended on the basis of a litho-geochemical anomaly in the volcanic rocks hosting the Ormsby zone were not conducted. Canamax Resource Corporation ("Canamax") optioned the property in the mid-1980s but only a single borehole was drilled in the Ormsby zone after geological mapping, and Canamax subsequently allowed the option to lapse. Results of the borehole are currently unknown, but are not deemed material.

The Discovery property claims and leases were permitted to lapse with the final leases expiring in November 1992. The GMC-1 claim, containing the former Discovery Mine and the Ormsby zone, was staked by New Discovery Mines Ltd. in December 1992. The historical data was compiled, and GMD signed an option agreement to earn a 50% interest in the claims in 1994. GMD drilled 15 boreholes for 975 m that tested the west limb of the Main Zone of the Discovery Mine, the West zone and the Ormsby zone in 1994. GMD subsequently acquired a 100% interest in the property, subject to a series of deferred payments, and between 1995 and 1998, GMD completed detailed geological mapping, magnetic and horizontal loop electromagnetic ground surveys, over 53,938 m of core drilling in 203 boreholes that tested the Discovery and Ormsby zones and metallurgical testing of the potential ores. The Ormsby portal, decline and 215 m of ramp development was also commissioned by GMD to explore and bulk sample the Ormsby zone during this period.

Goodwin Lake Property

The Goodwin Lake showing was initially prospected in 1965 by trenching. The showing was staked in 1972 by C. Vaydik as the GOD claim and subsequently re-staked as the Goodwin Lake claim.

In 1989, the property was optioned by Aber Resources Ltd and Continental Pacific Resources Ltd. Geological mapping, prospecting, trenching and sampling of unknown amount and quantity were conducted that year. Sampling resulted in anomalous gold values from 2.46 to 292 g/t associated with sulphide mineralization noted.

GMD optioned the property in 1996 from C. Vaydik and conducted geological mapping, prospecting and sampling. Sample results confirmed gold values found previously.

The current mineral claims were staked in 1999 and 2000. Tyhee Gold Corp. ("Tyhee") optioned the mineral claims in November 2006 from a Yellowknife-based prospector. A fourth mineral claim was staked in 2006 and included under the terms of the option.

Clan Lake Property

The surface gold showings of the Clan Lake main zone were discovered by the Earl-Jack Syndicate (the "Syndicate") in 1964. The Syndicate conducted an exploration program consisting of trenching, sampling, magentometer survey and geological mapping. Gunnex optioned the property in 1964 and drilled the first boreholes. The amount, quantity and general results of the exploration program are unknown.

The property was held by Precambrian Shield Resources in 1967 when a 1,150 ton bulk sample was excavated from the main zone pit. The muck was trucked to the Discovery Mine for processing. The calculated head grade was reported to be 14.5 g/t gold. Precambrian Shield Resources conducted further drilling in 1974 and 1980 to explore the main zone and nearby showings.

Canamax Exploration optioned the property from Precambrian Shield Resources in 1987. Canamax Exploration conducted a helicopter-borne magnetic and EM survey followed by core drilling. The 330 zone was discovered in 1989 and tested by 15 boreholes. Canamax Exploration terminated its option in 1989.

Treminco Resources Ltd. ("Treminco") acquired the leases in 1992 and explored the main zone. Drilling for a possible northwest extension of the main zone led to the discovery of the Pond zone in 1996. Treminco continued work on the main zone until 1998 and the leases were cancelled June 20, 2001.

Tyhee acquired the property by staking the Nose mineral claim in 2006 and subsequently staking additional contiguous claims in 2007, 2008, 2009 and 2011. Much of the old core from the various previous owners was reported to be destroyed by a forest fire. Tyhee researched drill collar locations and drill logs with old core partially re-logged and re-sampled where necessary enabling the data for 62 boreholes totaling 5,986 m to be incorporated in the drill database.

Big Sky Property

In March 2012, Tyhee announced an option agreement with Williams Creek Gold Limited ("Williams Creek"), under which William Creek had the option to earn up to a 50% interest in the Big Sky property by spending 100,000 dollars per year on the property for five years.

In 2012, Williams Creek ran an exploration campaign involving helicopter-supported geological mapping and sampling targeting 8 of the 13 recognized mineralized zones. Williams Creek allowed the option to lapse.

Historic Mineral Resource and Reserve Estimates

Several mineral resource estimates have been prepared for the gold deposits on the Yellowknife Project. Such mineral resource estimates are being treated by GoldMining as historical in nature, should not be relied upon, and are superseded by the resource estimate detailed in the Yellowknife Report. SRK has not done sufficient work to classify the historical estimates as current mineral resources or reserves.

In September 2012, Tyhee disclosed the results of a feasibility study detailing additional exploration, updated mineral resources and mineral reserves, metallurgical program, and mine engineering studies to design open pit and underground mines and a mill complex targeting the mineral resources.

Table C-1 is the 2012 resource statement published by SRK in July 2012 and contained in "NI 43-101 Technical Report on the Yellowknife Gold Project, Northwest Territories, Canada" (the "2012 Resource Statement").

Table C-1 2012 Mineral Resource Statement for the Yellowknife Gold Project, Northwest Territories, Canada: SRK Consulting (U.S.), Inc., July 1, 2012(1)(5)(6)(7)(8)
Deposit Type	Deposit Area	Resource Category	Quantity 000's	Average Grade	Contained 000's Metal
			Tonnes	Au g/t	Au Oz
Open Pit	Ormsby(2)(3)	Measured	7,339	1.59	376
	Subtotal Measured		7,339	1.59	376
	Ormsby(2)(3)	Indicated	13,295	1.68	718
	Bruce(2)(3)		749	1.59	38
	Clan Lake(2)(3)		1,266	1.68	69
	Subtotal Indicated		15,310	1.68	825
	Subtotal Measured and Indicated		22,649	1.65	1,201
	Ormsby(2)(3)	Inferred	218	1.23	9
	Bruce(2)(3)		60	1.56	3
	Clan Lake(2)(3)		1,964	2.46	155
	Goodwin Lake(2)(3)		875	1.15	32
	Subtotal Inferred		3,117	1.99	199
Underground	Ormsby(4)	Indicated	1,662	3.3	176
	Bruce(4)		440	3.17	45
	Clan Lake(4)		110	2.77	10
	Nicholas Lake(4)		2,255	3.91	283
	Subtotal Indicated		4,466	3.58	514
	Ormsby(4)	Inferred	133	2.89	11
	Bruce(4)		71	2.47	6
	Clan Lake(4)		1,784	2.8	161
	Nicholas Lake(4)		689	5	111
	Subtotal Inferred		2,658	3.37	288
All	Total Measured and Indicated		27,115	1.97	1,715
	Total Inferred		5,774	2.62	487

Notes:

(1)

Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources estimated will be converted into Mineral Reserves.

(2)	Open pit resources stated as contained within a potentially economically minable open pit above a 0.50 g/t Au cut-off.
(3)	Pit optimization is based on an assumed gold price of US$1,500/oz, metallurgical recovery of 90%, mining cost of US$2.00/t and processing and G&A cost of US$23.00/t.
(4)	Underground resources stated as contained within potentially economically minable gold grade shapes above a 1.50 g/t Au cut-off.
(5)	Mineral resource tonnage and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding.
(6)	Mineral resource tonnage and grade are reported as undiluted and reflect a potentially minable bench height of 3.0 m.
(7)	Contained Au oz are in-situ and do not include metallurgical recovery losses.

SRK considers the 2012 Resource Statement to be obsolete and replaced by the mineral resource evaluation reported in the Yellowknife Report.

Historic Production

Total production from the Discovery Mine, from 1950 to 1969, is estimated to be 1,023,550 oz of gold from 1,018,800 short tons ("st") of ore. The average production grade of slightly more than one oz of gold per st is generally considered the highest average grade of produced gold in the Yellowknife gold district.

Production commenced in January 1950 and the mine produced continuously until the mill was destroyed by fire in 1968. Ore was trucked to Yellowknife for milling on the winter road the following year, but the mine closed later in 1969.

Geological Setting, Mineralization and Deposit Types

Regional Geology

The Yellowknife Project properties are located within the southern Slave Province of the Precambrian Shield, specifically within the Archean aged Yellowknife Basin. The Slave Province is described as an Archean craton which covers a major portion of the northwest Canadian Shield and consists of variable amounts of granitic-gneissic, metasedimentary and metavolcanic lithologies. The Slave Province is bounded by Paleoproterozoic orogenic belts to the east and west. Development of the Slave Province is a result of the tectonic evolution of northern Canada which involved a series of accretionary events alternating with periods of continental extension.

Local Geology

The south-central Slave Province is underlain primarily by supracrustal crystalline basement rocks of the Central Slave Basement Complex, which consist of granodioritic to tonalitic gneisses. The basement complex is overlain by the Central Slave Cover Group, which consists of a highly deformed and locally imbricated autochthonous sequence of ultramafic, mafic and minor intermediate to felsic volcanic assemblages along with conglomerate, chromite bearing quartzite and banded iron formation.

The Yellowknife Greenstone Belt is the southernmost exposed greenstone belt of those that occur throughout the Slave Province. The Yellowknife Greenstone Belt trends to north-north-easterly from Yellowknife Bay for approximately 100 km. Southern portions of the greenstone belt are continuously exposed and well researched whereas more northern extents are less well exposed and studied. Lithologies within the belt define a homocline which dips steeply to the east. These sequences of greenstone consist of greenschist to amphibole facies metamorphosed mafic to felsic volcanic rocks below a thick sequence of related metasedimentary rocks termed the Yellowknife Basin.

The Yellowknife Basin is structurally bounded by the Anton Complex basement gneisses to the west, by the Sleepy Dragon Complex to the north and east and disappears under Great Slave Lake and post-Archean cover to the south. The basin occurs over an area crudely 120 km wide and at least 180 km long. The basin contains lithologies of the Yellowknife Supergroup which can be partially divided into the well exposed southern volcanic components which are the 2.73 to 2.70 Ga Kam Group metavolcanics, the 2.69 to 2.66 Ga Banting Group metavolcanics and the Duncan Lake Group. Both the Banting Group and Kam Group are considered basal strata of the Yellowknife Supergroup which are overlain by and intercalated with the Burwash Formation metasedimentary lithologies.

The geological units of the Yellowknife Basin that are the subject of this report include, from north to south, the Nicholas Lake granodiorite-quartz diorite intrusion, the mafic volcanic rocks of the Giauque Lake Formation, the gabbro sill at Goodwin Lake, and the bimodal mafic-intermediate volcanic rocks of the Clan Lake Complex. All these lithologies are hosted and deposited within and/or subsequently buried by the metasedimentary rocks of the Burwash Formation.

Burwash Formation lithologies consist predominantly of variably laminated and interbedded greywacke-mudstone turbidite sequences with syn-formational volcanic vent sequences such as those seen at Clan Lake and Giauque Lake among others. With regional tectonic activity, the lithologies of the Burwash Formation were compressed, thickened, and complexly folded between ca. 2650 and 2580 Ma, with a peak in crustal anatexis between 2595 and 2585 Ma that resulted in numerous granitoid intrusive and diabase dike swarms. It is postulated that the various gold deposits were formed during these periods of orogenesis. Quartz veining and ductile shearing are common in areas of significant large scale regional tectonic structural trends. Gold mineralization within the Burwash Formation is typically associated with ductile to brittle shear zones and replacement deposits with variable proportions of sulphides. Gold deposits identified to date occur near the greenschist to amphibolite isograd.

Property Geology and Mineralization

The Nicholas Lake property is underlain granodiorite to quartz-diorite composition, which has intruded meta-turbidites of the Burwash Formation at the northern end of the Yellowknife Basin. The 200 m by 300 m intrusive body has been informally named the Nicholas Lake Granodiorite and is likely related to other granitoid intrusive bodies in the area.

Gold mineralization at Nicholas Lake occurs in a subvertical shear zone that extends across the southern half of the granitoid body in an east-west trend. The shear zone comprises a series of near vertical quartz-sulphide veins and veinlets in a zone of sericitization and silicification in the granodiorite plug and in the meta-sedimentary rocks in close proximity to the intrusive contact. Gold is associated with quartz veining, pyrrhotite, pyrite, and arsenopyrite and with lesser sphalerite, galena and scheelite.

The Ormsby-Bruce property is underlain by mafic metavolcanic flows and related tuffaceous rocks of the Giauque Lake Volcanic unit, a lithological and stratigraphic sub-component of the Banting Group within the Yellowknife Supergroup. Principal lithologies observed can be divided into three units which represent:

●	the Giauque Lake metavolcanic rocks;
●	the surrounding Burwash metasedimentary rocks; and
●	a transitional phase of intercalated volcanic and sedimentary rocks that occur between both end members.

The two largest metavolcanic bodies are referred to as the Ormsby and Discovery members.

The Ormsby member is host to the Ormsby gold mineralized zone and the Discovery member is host to the Bruce mineralized zone. Gold in both zones is associated with fine grained lamination parallel pyrrhotite bands within amphibolite and within irregular smoky grey quartz veins. Sulphide mineralization includes pyrrhotite, pyrite, arsenopyrite, and trace amounts of galena, sphalerite and chalcopyrite.

The Goodwin Lake property is underlain by a thick sequence of Burwash Formation turbiditic sedimentary rocks that are intruded by gabbro. Intermediate to mafic extrusive volcanic rocks are associated with the gabbro units.

The Goodwin Lake gold mineralized zone is located on a ridge north and east of Goodwin Lake and is hosted in a gabbro. The gabbro has undergone moderate pervasive silica alteration. Decreased grain size are noted near contacts with turbidite units suggesting an intrusive contact. Core drilling suggests the gabbro body dips vertically to 80º east. Sinuous quartz veins with multiple orientation occur throughout the gabbro body.

The Clan Lake property is underlain by metavolcanics of the Clan Lake Volcanic Complex, a component of the Banting Group and meta-turbidites of the Burwash Formation.

Gold mineralization at the Clan Lake main zone occurs as abundant quartz veins that trend northwest to southeast with intermediate volcanic rocks. The quartz veins occur with envelopes of sericite and silica containing arsenopyrite.

The Big Sky property is located within the metavolcanic rocks of the Clan Lake volcanic complex. The Clan Lake volcanic complex is typically represented by pillowed and massive tholeiitic basalts containing thin intercalated intervals of rhyolite tuff. The volcanic complex is crosscut by syn- to post-volcanic gabbroic dikes as well as quartz-feldspar porphyry dikes.

The Big Sky zones are interpreted to be a series of shear zones hosting auriferous quartz vein mineralization. There are a total of 13 mineralized zones of variable widths and sulphide content within the Big Sky property. The shear zones commonly trend north in the northern part of the property, and northwest and northeast trending in the south. The extent of the mineralized zones is yet to be determined.

Deposit Type

The Yellowknife Project deposits can be considered Archean Lode Gold deposits within an orogenic gold environment. These deposit types are well documented throughout the Canadian Shield. Gold deposition typically post-dates peak metamorphism and can be accompanied by retrograde metamorphism in the greenschist to amphibolite grade lithologies. Favorable structural settings include areas of contrasting lithological competency, where brittle and ductile shearing provides the fluid pathways for deposition of quartz-carbonate veining as stockwork and lode gold quartz veining.

Exploration

GoldMining has not conducted exploration work since acquiring the Yellowknife Project.

Current and/or Planned Activities

As part of its current Strategic Review Process, the Company is reviewing various additional options for potential work at the Yellowknife Project in 2021, which may include the commission of additional studies on the Yellowknife Project, including a preliminary economic assessment, with a view to enhancing value at the Yellowknife Project. The Company has not completed this Strategic Review Process and, therefore, it does not yet have definitive plans for any such work.

Drilling

GoldMining has not conducted a drilling program since acquiring the Yellowknife Project. All core drilling performed from 1988 to 2012 was conducted by Connors Drilling, later rebranded as Foraco Drilling.

Core drilling programs on the Ormsby and Bruce property total 157,570 m in 707 boreholes, from both surface and underground.

Core drilling programs on the Nicholas Lake property total 27,590 m in 141 boreholes.

Core drilling programs on the Goodwin Lake property total 5,934 m in 28 boreholes.

Core drilling programs on the Clan Lake property total 40,515 m in 185 boreholes.

SRK reviewed the core logging and sampling procedures used by the previous operator, Tyhee, as presented in the 2012 technical report. Based on a review of the documentation dating back to active drilling, the procedures used are consistent with generally accepted industry best practice and are, therefore, adequate for an exploration project at this stage.

Sampling, Analysis and Data Verification

Sample Preparation, Analysis and Security

GoldMining has not conducted an exploration program since acquiring the Yellowknife Project. Sample preparation, analyses, and security procedures by previous operators has been extracted and reviewed from the previous technical report.

All exploration samples collected by Tyhee were submitted to Acme Analytical Laboratories Ltd. ("Acme") in Vancouver, Canada. In 1996, Acme became registered under ISO 9001 by the Standards Council of Canada ("SCC"). Acme, now operating under the name Bureau Veritas Commodities Canada Ltd., has been accredited to ISO/IEC 17025 for geochemical analyses by the SCC since 2011, including those used by Tyhee. Umpire testing of samples was conducted through ALS Chemex ("ALS") of North Vancouver, Canada. ALS is accredited to ISO/IEC 17025 for geochemical analysis by the SCC.

Acme and ALS are autonomous, commercial geochemical laboratories that operate independently of GoldMining Inc.

Sample Preparation and Analysis

Some of the assay samples from Ormsby were collected prior to 2003 by a previous operator. Sampling procedures for those programs before 2003 are not available. Core that was drilled prior to 2003 at Nicholas Lake was re-sampled by Tyhee for resource estimations. All samples from Clan Lake were collected by Tyhee.

Tyhee geologists logged the drill core and sample intervals were marked on the core. The drill core was cut into halves by diamond saw with one half of the core for each interval collected as a sample. The remaining core was placed into permanent storage on site. The drill core was sampled almost continuously in lengths ranging from several cm to 2 m. Core recovery was excellent with no significant core losses observed. Each hole was surveyed by downhole instrument.

Core was placed in boxes at the drill, covered with a lid secured by nails, transported to camp by the drillers. Core was moved into the core shack as soon as possible by geologists, logged and sample intervals are marked on core, with a sample tag placed in the box, by Tyhee geologists. Core cutters move core into the cutting shack and saw the core and place half into sample bags with the corresponding sample tag. All samples were sealed in shipping sacks immediately after collection and shipped directly to the Acme Laboratories Yellowknife sample preparation facility at regular intervals as soon as practical. During 2007, Acme constructed and equipped a preparation facility on site that was operated by Acme Laboratories personnel. Since Tyhee began exploration on the Yellowknife Project, Acme conducted all sample preparation and analytical work. All samples were crushed to 80% passing 10 mesh, split to a 500 g sub-sample by riffle splitter and pulverized to a pulp 85% passing 200 mesh.

All assays were conducted by a lead-collection fire-assay fusion for total sample (30-gram aliquot) decomposition, digestion of the silver doré bead and ICP-ES analysis.

Quality Assurance and Quality Control Programs

Quality control procedures and results made available to SRK by Tyhee include documentation of inter-laboratory check assay results, blank sample assay results, standard sample results, duplicate pulp assay results and duplicate coarse reject assay results. Pulps from samples were regularly submitted to ALS to verify Acme Laboratories' assay results.

Quality control samples (blanks, repeats and lab standards) were inserted into the sample stream approximately every 20 to 50 m. Tyhee compiled and analyzed quality control data for all assays conducted from 2004 to the present. Tyhee requested specific pulp repeats and reject repeats in addition to the normal laboratory repeats.

Since 2003, un-mineralized rock samples were regularly inserted by Tyhee into the sample stream as blind analytical blanks. Typically, blanks were inserted after samples that were suspected of being high grade.

Repeat assay analyses from pulp duplicate samples prepared from drill core were regularly conducted since 2003. Repeat analyses were conducted on pairs of pulps from samples collected from drill core every 20 m to 40 m.

Repeat assay analyses from coarse reject samples prepared from drill core were regularly conducted since 2003. Repeat analyses were conducted on pairs of coarse reject, from samples collected from drill core every 20 to 40 m.

SRK has reviewed the analysis conducted by EBA (2010) on the pre-2010 standard performance and concurs with the conclusions that the results reported are within acceptable levels of error. SRK has reviewed the performance of standards ("certified reference materials" or "CRMs") for the period 2009-2011 which were regularly inserted into the sample stream by Acme. All CRMs utilized by Acme were purchased from Rocklabs, Australia. In 2012, SRK reviewed the performance of the four most used standards.

Since 2003, a check sample program has been undertaken by Tyhee to verify the results of Acme. Pulp sample rejects from Acme analyses were submitted to ALS. Fire assays were carried out on a 30 g pulp with either an ICP or AA finish depending on the grade of each sample. No external lab check data was completed by Tyhee during 2008-2011 core drilling programs. SRK recommends that external lab checks be incorporated as part of the quality analysis and quality control protocols for all future drilling campaigns.

In the opinion of SRK, the sampling preparation, security and analytical procedures used by Tyhee between 2003 and 2011 are mostly consistent with generally accepted industry best practices and are, therefore, adequate for an advanced exploration project. SRK notes that the sole reliance on the laboratory's standard analyses is not considered industry accepted practice and recommends that blind standards with appropriate expected grade values be inserted into the sample stream for all future drilling campaigns.

Data Verification

No drilling was conducted by GoldMining or previous operators on the property since the release of the feasibility study technical report by Tyhee on October 12, 2012. As such, the exploration and drilling data informing the updated mineral model contained herein was previously validated by SRK. The Qualified Persons have further reviewed the previous verifications and have come to a similar conclusion that the data provided is reliable, and suitable for use in resource estimation.

A validation of the data for the five deposit areas was performed in 2012 by random manual checks of 10% of the database against the original laboratory certificates provided by Tyhee to SRK. The 10% random assay comparisons were conducted for gold for 13,503 sample intervals. SRK notes that at Ormsby and Bruce, during 1996, some of the gold assay results reported below detection were recorded in the provided database at the detection limit. Subsequent to 1996, all gold assay results reported below detection were recorded in the provided database at half the detection limit. Customary procedure is to use half the detection limit. SRK notes that at Nicholas Lake, Clan Lake and Goodwin Lake, all gold results reported below detection were recorded in the provided database at half detection limit, which is customary procedure. SRK is of the opinion that the error rates of the data checked are very low, and that the data are suitable for use in resource estimation.

SRK has reviewed the results for the QA/QC programs for the 2003 through 2011 drilling programs, and notes the following observations:

Blank Analyses – A number of blank failures were observed in the 2005 to 2006 and 2007 to 2011 analytical results. SRK notes that during that time period, Tyhee were inserting blank samples that returned above detection limit gold values and addressed this issue by acquiring new blank material. SRK also notes that out of a total of 2,990 blank sample submissions, only 17 returned values greater than 0.5 g/t gold, which is the lowest effective resource cut-off grade used in the resource estimation. SRK is of the opinion that the blank sample analyses demonstrate an overall lack of sample preparation contamination, and that the data is suitable for use in resource estimation.

Duplicate Analyses – Tyhee conducted duplicate analyses on both pulp and coarse reject samples. Both datasets show a high degree of variability, which is to be expected given the nuggety distribution of gold in the deposit areas. The failures observed in the data provided to SRK do not appear to exhibit either a positive or negative bias, and SRK is of the opinion that the duplicate sample analytical results are typical of Archean orogenic gold deposits, and that the resulting assay data is suitable for use in resource estimation.

Certified Reference Material Analyses – SRK has analyzed the performance of four of the six standards utilized during the 2009 to 2011 drilling campaigns. SRK notes that overall, Acme results returned lower than recommended values as determined by Rocklabs. SRK also notes that an apparent positive drift through time in assay values has occurred in standards OxH82 and OxC88 results with respect to recommended values. SRK suspects that this drift is related to calibration issues and recommended that Tyhee communicate this issue to Acme. However, no drift issues were identified with the other two standards analyzed by SRK, and SRK is of the opinion that the primary lab has performed well in terms of accuracy of grade determination, and that resulting assay data is suitable for use in resource estimation. SRK recommended that for future drilling campaigns by GoldMining, they should include a set of standards with appropriate expected grade values for blind insertion into the sample stream so as to not rely on the internal laboratory standards.

External Laboratory Checks – SRK has reviewed external assays conducted on original Acme pulp duplicates by Chemex for the period 2005 through 2007. While the check assays show high variability, as would be expected for this deposit type, no discernible bias was observed between the two laboratories, although the Acme data is on average higher than the Chemex check assays. Given the relative paucity of check assay data, SRK believes that this bias is not material, and is of the opinion that the results of this limited check assay data confirm that the data is suitable for use in resource estimation.

SRK notes that the sole reliance on the laboratory's standard analyses is not considered industry accepted practice and recommends that blind standards with appropriate expected grade values be inserted into the sample stream for all future drilling campaigns. SRK recommends that a re-sampling program be completed on select core not affected by wildfires at the core storage yard so that GoldMining can further validate the historical database. However, based on a review of the results of the QA/QC programs implemented by Tyhee during the period 2003 through 2011, SRK is of the opinion that the data provided is reliable, and suitable for use in resource estimation.

Mineral Processing and Metallurgy Testing

During 2011, SRK designed and supervised a feasibility-level metallurgical development program for the Yellowknife Project. Metallurgical studies were conducted on master composites and variability composites from the Nicholas Lake, Ormsby, and Clan Lake gold deposits, which were the focus of the feasibility study. The Bruce and Goodwin Lake deposits were not part of the main testwork due to lower confidence in the mineral resource estimates. SRK considers the close proximity of the Bruce to the Ormsby deposit to be reasonable for assuming similar conditions, but variability testwork would need to be completed prior to any detailed mining study.

The metallurgical program was conducted by Inspectorate Exploration and Mining Services ("Inspectorate"), which is now known as Bureau Veritas Minerals and Metallurgical Division, and was designed to evaluate a process flowsheet that included: (i) three-stage crushing; (ii) ball mill grinding; (iii) gravity concentration of the coarse gold; (iv) gold flotation from the gravity tailing; (v) cyanide leaching of the gold flotation concentrate; (vi) cyanide detoxification of the cyanidation residue; and (vii) tailing thickening.

Relevant Results

Ball Mill Grindability Testwork

Bond ball mill work index tests were conducted on the Ormsby, Nicholas Lake and Clan Lake master composites and the five Ormsby variability composites at a closing screen size of 100 Tyler mesh (149 μm), close to the target grind of P80 120 μm. A duplicate test was performed on the Ormsby Master composite as quality control.

The Bond ball mill work index ("BWi") for the Ormsby master composite was found to be 14.6 kWh/t and the Ormsby variability composites ranged from 13.8 to 15.4 kWh/t, with an average of 14.7 KWh/t. The Nicholas Lake master composite was somewhat harder with a BWi of 16.2 kWh/t and the Clan Lake master composite was somewhat softer with a BWi of 13.6 kWh/t.

Flotation Testwork

Ormsby Master Composite Locked-Cycle Testwork – The optimum process conditions developed for the Ormsby master composite were tested in an eight-cycle locked-cycle test designed to demonstrate the impact of recycling intermediate process streams on overall gold recovery. The overall test flowsheet, which includes primary grinding to P80 120 μm, gravity concentration with a Falcon centrifugal concentrator, gravity cleaner concentration followed by rougher flotation of the combined Falcon gravity tailing and gravity cleaner tailing. The rougher flotation concentrate was reground to P80 30 to 40 μm and subjected to two stages of cleaner flotation and one stage of cleaner scavenger flotation, with the cleaner-2 tailing recycled to cleaner-1 flotation feed and the cleaner scavenger concentrate recycled to regrind. Results of the last three cycles show an overall gold recovery of 92.3% and an overall silver recovery of 89.9% were achieved.

Ormsby Variability Composites – Bulk flotation tests were conducted on 20 kg test charges at a primary P80 grind of 120 µm and rougher flotation regrind to P80 35~40 µm. With an exception of the variability composite from Section 723, centrifugal gravity concentration recovered over 50% of the gold from the Ormsby variability composites. Flotation of gravity tailings efficiently recovered the rest of the gold associated with sulphide minerals, resulting in overall gravity+flotation gold recovery of over 95% into gravity concentrates that ranged from 9,946 to 32,232 g/t gold and cleaner flotation concentrates that ranged between 27.2 to 111.2 g/t gold.

Nicholas Lake Master Composite Locked Cycle Testwork – An eight cycle Locked-cycle test was conducted on the Nicholas Lake master. The results of the last three cycles of this test show that an overall gold recovery of 87.6% and an overall silver recovery of 72.4% were achieved.

Clan Lake Master Composite Locked-Cycle Testwork – An eight cycle Locked-cycle test was conducted on the Clan Lake master composite. The results of the last three cycles of this test show that an overall gold recovery of 93.8% was achieved.

Concentration Cyanidation

Ormsby Master Composite – A series of cyanidation tests were conducted on the final cleaner flotation concentrate produced after two stages of cleaner flotation to evaluate NaCN concentrations, retention times, aeration rates and slurry densities in order to optimize leach parameters. Excellent gold extractions of about 98% were achieved, however, cyanide consumption increased from 18 kg/t of concentrate to 46.4 kg/t of concentrate as the cyanide concentrate was increased from 2 to 5 g/L NaCN. It can be concluded that the Ormsby cleaner concentrate responded very well to gold extraction by cyanide leaching.

Nicholas Lake Master Composite – Rougher flotation concentrates produced from the Nicholas Lake master composite were subjected to one stage of cleaner flotation followed by cyanidation of the cleaner-1 flotation concentrate at regrind sizes ranging from P80 117 mm (no regrinding) to P80 36 mm. The results of this test series show that 86% to 96% of the gold was extracted as the regrind size became finer. At a regrind size of P80 69 mm 93.9% of the gold was extracted, and this regrind size was selected for all cleaner flotation and concentrate cyanidation tests on the Nicholas Lake composite.

Clan Lake Master Composite – Rougher flotation concentrates produced from the Clan Lake master composite were subjected to one stage of cleaner flotation followed by cyanidation of the cleaner-1 flotation concentrate at regrind sizes ranging from P80 193 µm (no regrinding) to P80 26 µm. The results of this test series show that 97% of the gold was extracted over the range of regrind sizes tested. A regrind size of P80 120 µm was selected for Clan Lake due to the incremental improvement in cleaner flotation recovery that was achieved.

Detoxification Studies

Ormsby Master and Variability Composites – The SO2/air cyanide destruction process was simulated in a continuous mode on the Ormsby master composite and in batch mode on the Ormsby variability samples. Detoxification to less than 1ppm CNtotal in the effluent was achieved on four of the variability composite residues; however, detoxification to only 6.43 ppm CNtotal was achieved on the Ormsby OM-105 variability composite residue.

Nicholas Lake and Clan Lake Composites – The SO2/air cyanide destruction process was simulated in a batch mode on leach residues from the Nicholas Lake master and variability composites and from leach residues from the Clan Lake master composite. The detoxification test work was performed on the residues from CIL cyanidation of bulk cleaner flotation concentrates. Cyanide detoxification to 0.06 ppm CNtotal was achieved on the Nicholas Lake master composite, and detoxification to less than 0.005 ppm CNtotal in the effluent was achieved on the three Nicholas Lake variability composite residues. Cyanide detoxification to 0.08 ppm CNtotal was achieved on the Clan Lake master composite.

Recovery Estimate Assumptions

Gold recoveries for Ormsby, Nicholas Lake and Clan Lake have been developed from the results of both locked-cycle test work and from bulk gravity/flotation tests that were conducted on each of the test composites to produce flotation concentrates for regrind and cyanidation test work. Gold recoveries for Ormsby and Clan Lake are projected at 92% and gold recovery for Nicholas Lake is projected at 82%. SRK has used gold extraction results from standard cyanidation tests instead of CIL cyanidation tests to project overall gold recovery due to concerns that the carbon may have been over-attritioned during the CIL cyanidation tests, resulting in gold losses in the carbon fines that report in the leach residue.

Sample Representativeness

The Ormsby master composite was formulated from a split of a large bulk composite that had been used for pilot plant testing at Inspectorate in 2007. The Ormsby variability composites, as well as the Nicholas Lake and Clan Lake master composites and variability composites, were formulated from drill core and designed to provide spatial variability along the length of the respective deposits. The Nicholas Lake and Clan Lake master composite samples were formulated from their respective variability composites after removal of 20-kg sub-samples for variability testing. SRK believes that the test composites reasonably represent the respective mineralization types both with respect to gold grade and mineral character.

SRK has no knowledge from the testwork completed to date of any processing factors or deleterious elements that could have a significant effect on potential economic extraction.

Mineral Resource and Mineral Reserve Estimates

In the opinion of SRK, the Mineral Resource estimate reported herein, with an effective date of March 1, 2019, is a reasonable representation of the global Mineral Resources found at the Yellowknife Project with the current level of sampling.

The Mineral Resource model presented herein represents an updated resource evaluation prepared for the Yellowknife Project. The resource estimation methodology involved the following procedures:

●	database compilation and verification;
●	construction of wireframe models for the fault networks and centerlines of mining development per vein;
●	definition of resource domains;
●	data conditioning (compositing and capping) for statistical analysis, geostatistical analysis;
●	variography;
●	block modeling and grade interpolation;
●	resource classification and validation;
●	assessment of "reasonable prospects for economic extraction" and selection of appropriate reporting cut-off grades; and
●	preparation of the Mineral Resource Statement.

Mineral Resource Statement

To determine the potential for economic extraction, SRK completed initial pit optimization based on parameters below:

●	An assumed gold price of US$1,500/oz;
●

Metallurgical recovery of 90% (averaged for the different deposits), minor differences would likely be noted if run at variable recoveries, with some reduction at Nicholas Lake, which had lower projected recoveries;

●	Open-pit Mining cost of US$2.00/t; and
●	Processing and G&A cost of US$23.00/t.

SRK has defined the proportions of Mineral Resource to have potential for economic extraction for the Mineral Resource based on a single cut-off grade for open-pit of 0.5 g/t gold and 1.5 g/t gold for underground potential.

Gold recoveries for Ormsby, Nicholas Lake and Clan Lake have been developed from the results of both locked-cycle test work and from bulk gravity/flotation tests that were conducted on each of the test composites to produce flotation concentrates for regrind and cyanidation test work.

Table C-2 Projected Gold Recoveries for Ormsby, Nicholas Lake and Clan Lake
Composite	Gravity	Flotation	Cyanidation	Overall Lab	Projected
	Recovery (%)	Recovery (%)	Extraction (%)	Recovery (%)	Recovery (%)
Ormsby	52.3	41	98	92.5	92
Nicholas Lake	15.5	72.6	93	83	82
Clan Lake	46.3	48.4	97	93.3	92

SRK does caution that future economic assessment could result in a change in the cut-off grade which would potentially result in a change in the tonnage of material available. With the exception of these changes or potential cost assumptions, SRK is not aware of any other factors to which the mineral resource estimates could be materially affected such as environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors.

SRK has defined the proportions of Mineral Resource to have potential for economic extraction for the Mineral Resource based on a single cut-off grade for open-pit of 0.5 g/t gold and 1.5 g/t gold for underground potential.

Table C-3

Mineral Resource Statement for GoldMining Inc. Yellowknife Gold Project, Northwest Territories, Canada: SRK Consulting (U.S.), Inc., March 1, 2019(1)(5)(6)(7)(8) Open Pit Cut-off of 0.5 g/t and a UG Cut-off 1.5 g/t

Deposit Type	Deposit Area		Quantity	Average	Contained Metal
		Resource	000's	Grade	000's
		Category	Tonnes	Au g/t	Au Oz
Open Pit	Ormsby(2)(3)	Measured	1,176	2.12	80
	Subtotal Measured		1,176	2.12	80
	Ormsby(2)(3)	Indicated	10,568	2.25	766
	Bruce(2)(3)		244	1.85	15
	Clan Lake(2)(3)		0	0.00	0
	Nicholas Lake(2)(3)		1,550	2.72	137
	Subtotal Indicated		12,362	2.31	917
	Subtotal Measured and Indicated		13,538	2.29	997
	Ormsby(2)(3)	Inferred	1,382	2.30	102
	Bruce(2)(3)		591	1.80	34
	Clan Lake(2)(3)		1,548	1.82	91
	Goodwin Lake(2)(3)		870	1.18	33
	Nicholas Lake(2)(3)		1,073	2.15	74
	Subtotal Inferred		5,464	1.90	334
Underground	Ormsby(4)	Indicated	524	3.41	57
	Bruce(4)		37	2.87	3
	Clan Lake(4)		0	0.00	0
	Nicholas Lake(4)		10	2.95	1
	Subtotal Indicated		571	3.36	62
	Ormsby(4)	Inferred	1,423	3.69	169
	Bruce(4)		502	2.94	48
	Clan Lake(4)		1,226	2.74	108
	Nicholas Lake(4)		687	3.59	80
	Subtotal Inferred		3,838	3.28	405
All	Total Measured and Indicated		14,108	2.33	1,059
	Total Inferred		9,302	2.47	739

Notes:

(1)

Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources will be converted into mineral reserves. The estimate of mineral resources may be material affected by environmental permitting, legal, title, taxation, sociopolitical, marketing or other relevant issues.

(2)	All quantities are rounded to the appropriate number of significant figures; consequently, sums may not add up due to rounding.
(3)	Pit constrained resources with reasonable prospects of eventual economic extraction stated above a 0.50 g/t Au cut-off.
(4)	Pit optimization is based on an assumed gold price of US$1,500/oz, metallurgical recovery of 90%, mining cost of US$2.00/t and processing and G&A cost of US$23.00/t.
(5)	Underground resources with reasonable prospects of eventual economic extraction stated as contained within gold grade shapes above a 1.50 g/t Au cut-off.
(6)	Mineral resource tonnage and grade with reasonable prospects of eventual economic extraction are reported as undiluted and reflect a bench height of 3.0 m.

Titiribi Project

The Titiribi Project consists of several near surface bulk tonnage gold-copper porphyry and associated epithermal gold systems.

The following information is condensed and extracted from the technical report titled "Technical Report on the Titiribi Project, Department of Antioquia, Colombia", prepared by Joseph A. Kantor, MMSA, and Robert E. Cameron, Ph.D., MMSA, of Behre Dolbear & Company (USA), Inc. ("Behre Dolbear"), dated September 14, 2016, prepared under NI 43-101 guidelines (the "Titiribi Report").

Project Description, Location and Access

The Titiribi Mining District is located at approximately latitude 5°56′15″N and longitude 76°01′W and is about 70 km southwest of Medellin, Colombia. The Titiribi Project lies within a rectangle defined by 1293400N to 1293900N and 930000E to 930500E (Magna Sirgas) and between elevations of 1,200 m to 2,200 m.

Titiribi Township, with a population of approximately 15,000 people, is located approximately 70 km southwest of Medellin (3.2 million people), in the Department of Antioquia. Access is by paved road from Medellin to the historic mining town of Titiribi. The Titiribi Project area is only a few km from Titiribi and access is by gravel and dirt roads.

Sunward Resources Sucursal Colombia, a wholly-owned subsidiary of the Company, holds Concession Contract L5085 expiring April 18, 2043 and is in the process of acquiring 3 Concession Contracts (QF1-08011, OHM-08011, and QHR-08001) covering small fractions in Concession Contract L5085.

The current environmental liabilities consist of the need to rehabilitate areas of cleared vegetation created during the construction of access roads, trails, and drill pads. All programs are covered by environmental management plans, which are monitored by the Ministry of Environment which carries out regular site inspections.

In Colombia, there is no need to have surface ownership to access the sub-soil mineral rights. Colombian mining law provides for mining rights and the expropriation of the surface, in case it is required, since mining is considered to be in the public's interest. The Company currently holds surface agreements for the on-site office and core storage.

No native title claims exist over the project area.

History

Muriel Mining S.A. ("Muriel") initiated work in 1992, focusing upon the Otra Mina, Cateadores, Chisperos, Muriel, and Cerro Vetas areas of the Titiribi Project. Numerous adits were re-opened, cleaned, advanced, and sampled. Muriel entered into two joint ventures; first with a junior company, Ace Resources Limited ("ACE") of Vancouver, British Columbia, and then with Gold Fields of South Africa Limited ("Gold Fields").

ACE started a large-scale soil sampling program of the project area on lines spaced 400 m apart. The result of this effort, utilizing multi-element geochemistry, was the outlining of several anomalies. "Ground-truthing" via geologic mapping led to the interpretation that some anomalies were related to porphyry systems. ACE also conducted the first ground-based magnetic and induced polarization survey across the original wide-spaced soil lines. Although ACE defaulted on its option, its efforts defined several initial targets.

Gold Fields continued the exploration efforts started by ACE and focused on the porphyry-style targets. In 1998, Gold Fields completed a detailed 80-m spaced soil and geophysical survey resulting in better definition of the Cerro Vetas porphyry target and started a 2,500-m diamond-drilling program centered in the Cerro Vetas target area. Drill hole DDT5 was the first hole to intersect weak porphyry-style mineralization. Gold Fields subsequently drilled four additional holes on the northern margin of the porphyry intrusive and two other holes were drilled to the west testing a coincident soil anomaly and strong magnetic high. Gold Fields then opted out of the joint venture.

In 2006, Gold Plata Mining (formerly Muriel) entered into a joint venture with Debeira Goldfields ("DBGF"). This joint venture drilled an additional 16 drill holes; 13 into the Chisperos target and 3 holes into Cerro Vetas. In 2008, DBGF vended its right in the Titiribi Project to Windy Knob Resources ("WKR"). Exploration by WKR included the acquisition and review of LandSat imagery culminating in the delineation of over 30 targets. They collaborated with AngloGold Ashanti Colombia S.A. ("AGA Colombia") to fly a geophysical survey over the project area and undertook soil sampling at the Candela prospect, diamond drilling at Cerro Vetas, and diamond drilling (3 holes) at Candela resulting in the discovery of gold mineralization. In 2009, WKR relinquished the Titiribi Project and Gold Plata Mining entered into an acquisition agreement on the project with Sunward.

From 2006 to 2013, 270 diamond drill holes, totaling 144,778 m, were drilled at the Titiribi Project with 184 diamond drill holes, totaling 106,250 m at Cerro Vetas, NW Breccia, and Chisperos. At the peripheral targets (Junta, Porvenir, Candela, Maria Jo, Rosa, and Margarita), 86 holes, totaling 38,528 m of core, have been drilled. The 16 holes drilled in 1998 by Gold Fields have not been used in the resource estimation, but have been counted toward the total of the 270 diamond drill holes.

No new drilling has been completed since 2013.

Geological Setting, Mineralization and Deposit Types

Regional Geology

The Titiribi Project is located on the northwest margin of the Central Cordillera of Colombia. The Central Cordillera consists of Palaeozoic-age rocks within a metamorphic belt, intruded by numerous Mesozoic batholiths and stocks. The area is bounded in the west by the major scale Romeral Fault.

The Titiribi Project region is overlain by Oligocene siliciclastic sedimentary sequences. In the late Miocene, the area was intruded by a series of mineralized and altered stocks, dikes, and sills. A series of dacitic-andesitic dikes, epiclastic tuffs and ashes are found at the top of this sequence.

The local geology is dominated by multiple Miocene intrusive rocks of the Cerro Vetas porphyry system. The intrusive rocks are generally locally porphyritic diorite and monzonite. This porphyry complex intrudes basal meta-sediments, basement mafic volcanic, and schistose units, older Amaga granodiorite, intrusive and diatreme breccia, the lower member of the Amaga Formation, and the volcano-sedimentary rocks of the Combia Formation.

Local Geology

There are three principal intrusive rocks found in the project area: pre-mineral Amaga granodiorite stock, syn-mineral Cerro Vetas diorite porphyry and post-mineral andesite porphyry. The gold-copper mineralized Cerro Vetas diorite porphyry stock ranges in composition from diorite to quartz diorite to monzonite and contains biotite, hornblende, feldspars, and quartz.

The Titiribi Project contains several separate mineralized areas, and although all appear related to a large Miocene gold-copper porphyry system, each is spatially related to a separate intrusive center. The Titiribi Project contains one bulk tonnage gold-copper porphyry-epithermal system consisting of the Cerro Vetas, NW Breccia, and Chisperos zones and several separate porphyry-style occurrences. The Cerro Vetas, NW Breccia, and Chisperos complex include multiple gold-copper-bearing intrusive centers surrounded by contact aureoles hosting gold-dominant mineralization. Cerro Vetas is a bulk-tonnage gold and copper deposit with most mineralization directly related to the Cerro Vetas diorite porphyry, related breccias, and its immediate contact aureole. Gold-dominant mineralization occurs in the NW Breccia, northwest of the main Cerro Vetas porphyry. At Chisperos, higher-temperature gold-copper mineralization is hosted in and adjacent to diorite dikes and as structurally and stratigraphically controlled, gold-dominant low-temperature epithermal vein mineralization, surrounded by thick intervals of lower-grade sediment-volcanic hosted mineralization.

The Cerro Vetas-NW Breccia-Chisperos system hosts NI 43-101 guideline-compliant resources. Most of the nearby exploration prospects have intersected copper and gold mineralization but the data is currently insufficient to estimate resources. The Maria Jo occurrence is adjacent to the Cerro Vetas and Chisperos zones and hosts zones of copper-dominant and gold-copper mineralization. Junta hosts near-surface supergene enriched mineralization in a stock-like porphyry intrusive and in structurally controlled breccia. Candela hosts thick zones of promising mineralized hornfels and diorite porphyry and Porvenir has encountered encouraging mineralization. Margarita and Rosa are still in early stages of exploration and the very limited drilling campaign has failed to encounter any significant mineralization.

Exploration

The Company has not conducted any exploration on the Titiribi Project since its acquisition in 2016.

Current and/or Planned Activities

The Company intends to maintain the Titiribi Project in good standing. The Company's current approved work program includes a 3,200 metre drill program to be completed in 2021. The drill program will look to infill and expand on the current gold-copper and gold mineralization identified in the vicinity of the Cerro Vetas and Chisperos deposits. Based on management's initial reviews and planning, the cost of such work is expected to be approximately $1.1 million. The timing and completion of any such program may be impacted by the ongoing COVID-19 pandemic and related restrictions on the movement of personnel, consultants and contractors. See "Risk Factors – Public Health Crises".

Drilling

Drill programs from 2006 to 2013 include 270 diamond drill holes (144,778 m) have been drilled at the Titiribi Project, including 184 diamond drill holes, totaling 106,250 m at Cerro Vetas, NW Breccia, and Chisperos. At the peripheral targets at Junta, Porvenir, Candela, Maria Jo, Rosa, and Margarita, 86 holes, totaling 38,528 m of core, have been drilled. The 16 holes drilled in 1998 by Gold Fields were not used in the resource estimation but are counted in the total of 270 diamond drill holes. Since February 2013, no new drilling has been undertaken at the Titiribi Project. A summary of the diamond drilling conducted on the Titiribi Project is illustrated in Table D-1 below.

Table D-1 Summary of All Titiribi Project Drilling
Project	Years	Number of Drill Holes	Total Metres
Gold Fields (DDT1 – DDT 16)	1998	16	3,057.11
Cerro Vetas (CV001-CV003)	2007	3	1,547.35
Cerro Vetas (CV004-CV017)	2008	14	5,430.75
Cerro Vetas (Sunward) (CV017E-CV044)	2010 – July 2011	29	23,525.70
Cerro Vetas (Sunward) (CV045-CV073)	July 2011 – February 2012	29	22,428.10
Cerro Vetas (Sunward) (CV074-CV102)	February 2012 – February 2013	31	21,727.00
Chisperos (TR1-TR13)	2006 – 2007	13	3,110.80
Chisperos (Sunward) (CP001-CP013)	2010	14	5,694.66
Chisperos (Sunward) (VR001-VR008)	2010	8	4,945.84
Chisperos (Sunward) (CP014-CP027)	November 2011 – March 5, 2012	14	7,282.10
Chisperos (Sunward) (CP028-CP040)	March 5, 2012 – February 2013	13	7,480.25
Candela (CA001-CA003)	2008	3	750.00
Candela (Sunward) (CA004-CA014)	2011 – February 2012	11	6,431.75
Candela (Sunward) (CA028-CA040)	February 2012 – February 2013	7	1,620.50
Junta (Sunward) (JT001-JT011)	2012 – January 2012	11	6,551.65
Junta (Sunward) (JT-012-JT025)	January 2012 – February 2013	14	7,073.50
Porvenir (Sunward) (PR001-PR013)	2011 – January 2012	16	7,413.85
Porvenir (Sunward) (PR014-PR019)	January 2012 – February 2013	9	2,518.50
Rosa (Sunward) (RO001-RO002)	January 2012 – February 2013	2	552.10
Margarita (Sunward) (MG001-MG004)	January 2012 – February 2013	4	1,252.40
Maria Jo (Sunward) (MJ001-MJ009)	January 2012 – February 2013	9	4,364.20
Total		270	144,788.51

In 1998, Gold Fields started a 3,057 m drilling program focused on testing induced polarization chargeability targets interpreted to rim a postulated porphyry intrusive body. Drill hole DDT5 was the first hole to intersect weak porphyry-style mineralization. Gold Fields' last four holes were collared to test the northern margin of the porphyry intrusion and two other holes were drilled to test a coincident soil anomaly and magnetic high to the west. Based on their drilling, Gold Fields interpreted the Cerro Vetas prospect as a multi-phase, potassically altered monzonitic porphyry intrusion overprinted by argillic alteration. Gold Fields opted out of the joint venture after this program and Gold Plata Mining entered into a joint venture with DBGF in 2006.

The Gold Plata Mining-Debeira joint venture completed a 16-hole program with 13 holes testing the Chisperos target and 3 holes at Cerro Vetas. DBGF vended its rights in the joint venture to WKR in 2008. Their exploration program consisted of a review of Landsat imagery, airborne geophysics across the property, soil sampling at the Candella prospect and diamond drilling at Cerro Vetas and Candela. In 2009, WKR relinquished the project and Gold Plata Mining entered into an acquisition agreement with Sunward.

Sunward completed an aggressive exploration program from 2009 up until February 2013 during which period they completed 124,722 m of diamond drilling in 237 holes. Of this amount, 106,250 m (184 holes) were completed at Cerro Vetas, NW Breccia and Chisperos and the remaining metreage (38,528 m in 86 holes) were completed at Junta, Porvenir, Candela, Maria Jo, Rosa and Margarita prospects. During this period, several independent resource estimates were commissioned by Sunward, which outlined a large, low-grade gold-copper resource at Cerro Vetas, NW Breccia and Chisperos. In addition, gold-copper mineralization was intersected at the other prospects, however insufficient drilling has been completed at this time to outline a Mineral Resource.

Since February 2013, no additional drilling has taken place on the Titiribi Project.

Sampling and Analysis and Data Verification

All samples used for resource estimations for the Titiribi Project were from diamond drill core and all cores were assayed. Samples are generally 1.5 m to 2 m in length. The maximum sample length is 2 m. Samples may deviate from the 2 m standard, if there is a change in lithology. Sunward placed a small sticker for the start and finish of each interval to be sawn. One half of the core was sent off for assay and the other half of the core was retained for future reference. On average, the assay split weighed between 3 kilograms and 7 kilograms. Samples were placed in bags printed with the sample numbers and a ticket with the sample number was placed inside the bag. The sample was weighed, recorded, and placed in a transport bag. The samples were secured until delivered to the sample preparation facility in Medellin.

For all labs, the Sunward procedure called for crushing the 1/2 core sawn sample to 80% minus 10 mesh. Through a riffle splitter, a 50-50 split is obtained with one-half returned to Sunward as a coarse reject. About 250 grams are split out and pulverized to 80% to 85% minus 150 mesh. Typically, a one-assay tonne sample is used for the assay samples and the remainder of the pulp is returned to Sunward. For some laboratories, an 800-gram sample is pulped, allowing for metallic screen assays to be performed.

QA/QC measures used included utilizing blanks, standards re-run assays and duplicate core splits. Field blanks were comprised of cuts of barren granodiorite from a dimension stone cutting company based in Medellin. International certified standards were purchased from several reference material companies. Twenty-eight different certified gold standards and eleven certified copper standards were utilized by Sunward during their exploration drilling campaigns. Blanks and certified standards were inserted into the sample stream on a regular basis. During the 2012-2013 drilling campaign, a blank and a standard were inserted into the sample stream every 18th core sample. Results for the blank and standard samples were checked for deviation from expected values. Additionally, a duplicate split consisting of a quarter core was also collected on a less regular basis.

All samples were under the control of Sunward's technical personnel from the time holes are cored until samples are received in Medellin for sample preparation. Sample preparation for the assaying campaign is undertaken in Medellin. A number of laboratories have been used for analysis, which were independent of Sunward and the Company.

Security at the field office and sample storage facility is maintained via a guard and security checkpoint around the clock. All samples are under the control of the Company's technical personnel from the time holes are cored until samples are received in Medellin for sample preparation by the assay laboratories. Sample preparation for the assaying campaign is undertaken in Medellin.

Mineral Processing and Metallurgical Testing

Metallurgical test work was completed from 2011 through early 2012. No new metallurgical testing has been undertaken since 2012. The following statement is taken directly from the Titiribi Report, and is a summary of the 2011 and 2012 metallurgical test results.

"In 2011, Sunward engaged Tetra Tech Inc. to carry out preliminary metallurgical investigations on mineralized samples from the Titiribi Project. They contracted Resource Development Inc. of Golden, Colorado and for the Phase II programme, four samples of 75 kilograms were investigated. The principal results were:

1) For all four samples tested, a significant proportion of the gold could be upgraded by gravity;

2) The samples were all non-refractory and cyanidation of the head samples, or the gravity or flotation concentrates, successfully recovered gold; and

3) Flotation of the Cerro Vetas sample produced a saleable copper concentrate with high gold and copper recoveries".

In 2012, TJ Metallurgical Services was asked by Sunward to develop a suitable test work program that would identify an optimized process flow sheet and determine the key metallurgical design parameters. The UK laboratory of Wardell Armstrong International ("WAI") was selected and 3 samples weighing 270 kilograms to 300 kilograms from Cerro Vetas, NW Breccia, and Chisperos were sent to the Cornwall laboratory. The work carried out covered:

●	Extensive Head Sample Investigations. XRD, ICP, Abrasion Indices and Bond Work Index determinations;

●

Knelson Gravity Test Work. Three 50 kilogram samples were dispatched to FLSmidth-Knelson for Gravity Recoverable Gold (GRG) testwork and a determination of the gold that could be recovered to a final product;

●

Gold Deportment Investigations on Gravity and Flotation Concentrates. This included Diagnostic Leach testwork, Qemscan, and SEM investigations to determine the gold association and to plan the subsequent metallurgical test work;

●	Flotation Testwork. Reagent and flotation optimisation for all three samples tested. Cleaner test work with optimised flotation reagent regime;

●	Locked Cycle Flotation Testwork. Nine tests were carried out in total with six being carried out on Cerro Vetas to maximise the Au and Cu recovery to a copper flotation concentrate;

●	Cyanidation Testwork. Pyrite flotation concentrates were produced from all three samples and the Au recovered by cyanidation;

●	Detailed Cyanidation Testwork. A large bulk pyrite concentrate was produced from NW Breccia and a six-test cyanidation testwork programme was carried out; and

●

Environmental Testwork. TCLP leach tests, ABA investigations and NAP/NAG tests were carried out on the flotation tailings. An Inco-type cyanide detox test was also carried on the NW Breccia cyanide leach tailings.

The metallurgical work was reported by WAI in the report 'Stage III Metallurgical Testing on Samples of Gold and Copper Mineralization' ZT64-0386, May 2013. The principal results obtained were:

●

Gold Deportment. For all samples, around 10%-12% was recoverable to a gravity concentrate. The gold was not liberated and was generally locked with sulphides but was amenable to cyanidation. For Cerro Vetas, 57% was recoverable to a copper concentrate and 13% to a pyrite concentrate. For NW Breccia and Chisperos the majority was associated with pyrite and was also amenable to cyanidation;

●

Knelson GRG Tests. Samples of Cerro Vetas and NW Breccia were sent for testwork at FLS-Knelson. FLS reported that for Cerro Vetas and NW Breccia there was a significant GRG (Gravity Recoverable Gold) element in both samples of 39.8% and 64.8% respectively. More importantly they stated that the introduction of a Knelson circuit and a cyanidation circuit would lead to an additional Au recovery of 1.2%-1.8% and 4.0%-5.6% for Cerro Vetas and NW Breccia, respectively. Chisperos was not tested; and

●

Locked Cycle Flotation Testwork. These tests replicate plant practice by recirculating intermediate streams and give the best indication of the grades and recoveries that can be achieved in an operating flotation plant. Using the optimized collector MX-5125 with other collectors in combination, the following results were obtained for Cerro Vetas.

Table D-2 Cerro Vetas Locked Cycle Flotation Tests
Test No.	Cu Con Grades		Cu Con Rec (%)			Pyrite Con
	Cu	Au	Wt%	Cu	Au	Wt%	Au gpt	Au Rec
LCT1	15.7	30.3	1.25	86.9	69.5	0.35	5.5	3.5
LCT2	24.4	50.0	0.76	86.7	76.5	0.70	3.0	4.2
LCT3	18.8	34.4	1.24	90.3	76.7	0.80	5.1	7.3
LCT4	21.7	41.8	1.02	90.1	78.4	0.63	5.5	6.4
LCT1 (blend)	19.5	39.1	0.95	88.6	69.1	0.96	3.8	6.9
LCT2 (blend)	16.7	30.3	1.17	90.2	65.2	1.03	3.9	7.4

LCT3 reported the best results and LCT4 was a repeat with the same conditions. Very similar results were reported. The LC tests indicate that a saleable copper concentrate can be produced with a copper recovery of 90% and a gold recovery of 77%. The flotation of a pyrite concentrate recovers a further 6% gold.

The two Locked Cycle blend tests are on a feed composite of Cerro Vetas and NW Breccia in a blend of 9:1.

Two Locked Cycle tests were carried out on a sample of NW Breccia and one Locked Cycle test on Chisperos.

Table D-3 NW Breccia and Chisperos Locked Cycle Flotation Tests
Test No.	Pyrite Con Grades		Pyrite Con Recoveries
	%S	Au gpt	Wt%	%S	%Au
NW Breccia:
LC1	44.5	12.4	3.7	59.9	85.3
LC2	39.8	6.1	6.4	93.2	90.1
Bulk Float	39.1	11.2	6.4	94.5	95.7
Chisperos:
LCT1	50.3	12.3	5.0	92.6	92.9

The NW Breccia 'Bulk Float' test was a test on a 20 kilogram feed sample to generate a 1.25 kilogram pyrite flotation concentrate for a cyanidation testwork program. The results indicate that over 90% of the gold can be recovered to a pyrite flotation concentrate for both NW Breccia and Chisperos.

●

Pyrite Concentrate Cyanidation Testwork. The six-test optimization program showed that it was not necessary to regrind the pyrite flotation concentrate to achieve high gold recoveries and an average gold recovery of 91.7% with a cyanide consumption of 5.2 kg/t was achieved.

●	Environmental Testwork. The environmental characterization tests did not report any issues with regard to acid generation.

The WAI testwork identified the following process flow route to treat a Cerro Vetas ROM ore or a blend of Cerro Vetas with a minor proportion of NW Breccia:

●	comminution circuit to produce a flotation feed with a P80 of 90 microns;

●	Knelson circuit within the comminution circuit to recover a gravity concentrate;

●	copper flotation circuit to produce a copper concentrate as filtercake;

●	pyrite flotation circuit; and

●	small cyanidation circuit to treat the Knelson gravity concentrate and the pyrite flotation concentrate and produce Au/Ag doré.

From a series of Locked Cycle flotation and detailed cyanidation tests, the WAI testwork program has identified the likely copper and gold recoveries that could be achieved from a standard two-circuit flotation plant with a small cyanidation circuit. It is the opinion of WAI and the consultants involved that sufficient metallurgical data has been produced in the Stage III metallurgical testwork program for an engineering design company to carry out a preliminary process design and costing.

Mineral Resource and Mineral Reserve Estimation

To determine the Mineral Resource at Titiribi, a geological block model, based on results compiled from all of the drilling completed as of April 15, 2013, was developed to cover the 3 primary drilling areas: Cerro Vetas, NW Breccia, and Chisperos. Topography used for the resource estimation was current as of June 2013 and specified in the UTM Magna-Sirgas Colombia West Zone. All drill hole collar locations have been surveyed and incorporated into the model.

The electronic database contains 95,970 assay intervals plus an additional 13,082 assays used for the QA/QC work (check assays, blanks, and standards). Each assay interval contains grades for gold and copper along with 39 other elements reported in the standard Acme multi-element package, such as Ag, Al, As, B, Bi, Ca, Cd, Co, Fe, and other elements.

Bulk density or specific gravity (SG) of the drill core was routinely measured. As of July 13, 2013, the database consisted of 7,265 measurements divided into 33 lithologic codes. Approximately 6,820 measurements were taken from drilling in the resource area and these were grouped into the primary lithology groups used for the geologic model. The SGs, from the modeling area divided into the major lithology groups, which were used in the model are shown in the table below.

Table D-4
Bulk Density Summary
Model Lithology	Average Density (g/cm3)	Number of Samples	Logged Lithology
Diorite	2.76	2.412	DIO DBX DIOF
Basement Rocks	2.84	1,257	MBA MSG SCH IRU MGW MR MSC
Breccia Basement	2.99	1,543	BXF, BXH, BXI, BXQ, BXX IRU MMY
Diatreme Breccia	2.86	290	BXD
IGD	2.77	193	PHA
Volcanic-Sedimentary	2.81	1,125	XTU, LTU, ANB, AND, ARN BXS CGL CLY MUD QFS QST STO CLS COL SAP SNS SRU GRW

A 3-D block model with a block size of 5 m × 5 m × 5 m was defined. Drill hole assays were capped to eliminate the effects of high-grade outliers on the resource estimate. Based on examination of the raw assays and grade probability distributions, gold was capped at 25,000 ppb and copper was capped at 20,000 ppm. This resulted in 14 gold and 8 copper assays being capped. Gold assays were then composited at 5-m intervals and block grade estimation for both gold and copper was conducted using a 3-pass ordinary kriging procedure based on parameters defined by experimental semi-variograms and constrained by wireframes for the various lithological units. The block model was validated by comparing the block grades with the drill hole composite grades on sections and plans. Visual inspection indicated the block grade estimates are generally similar to the nearby composite grades with some smoothing of block grades. The author of the Titiribi Report believes that the model grade distribution reasonably corresponds to the drilling data. Model blocks were classified into Measured, Indicated, and Inferred Mineral Resources based on a search distance and minimum number of composites and drill holes for any given block using definitions in the CIM Definition Standards.

The authors of the Titiribi Report were of the opinion that, based on a cut-off of 0.3 grams of gold per tonne, the mineral deposits covered by this review, hold approximately 51.6 Mt of Measured Mineral Resources averaging 0.49 grams of gold per tonne and 0.17% copper, and Indicated Mineral Resources of 234.2 Mt of which 132.4 Mt averages 0.48 grams of gold per tonne and 0.16% copper and 101.8 Mt averaging 0.54 grams of gold per tonne with only traces of copper. In addition, the Titiribi Project has approximately 207.9 Mt of Inferred Mineral Resources of which 70.8 Mt averages 0.43 grams of gold per tonne and 0.05% copper, and 137.1 Mt averaging 0.52 grams of gold per tonne with only minor traces of copper. No reserves conforming to CIM standards were estimated for the Titiribi Report, as the Company has not advanced evaluation work to a point of developing mine plans, production schedules, and economic analysis. Also, no resources have been estimated for the mineralization at Junta, Maria Jo, Candela, and Porvenir, as an estimation would be premature at these early stage exploration targets.

The resource estimates, which have an effective date of September 1, 2016, for the measured and indicated, and inferred resource categories at various gold cut-offs are shown in the tables below.

Table D-5 NI 43-101 measured and indicated resource estimates for the Cerro Vetas, Chisperos and NW Breccia deposits
				Grade			Contained Metal
Deposit	Classification	Au Cut-off	Tonnage	Au	Cu	AuEq	Au	Cu	AuEq[1]
		(g/t)	(Mt)	(g/t)%		(g/t)	Moz	Mlbs	Moz
		0.2	75.5	0.415	0.156	0.673	1.01	258.9	1.63
	Measured	0.3	51.6	0.492	0.172	0.776	0.82	195.1	1.29
		0.4	30.9	0.588	0.190	0.903	0.59	129.7	0.90
Cerro Vetas		0.5	17.4	0.698	0.209	1.044	0.39	80.3	0.59
		0.2	231.8	0.38	0.133	0.601	2.84	678.3	4.48
	Indicated	0.3	132.4	0.483	0.157	0.744	2.06	459.3	3.17
		0.4	73.3	0.593	0.176	0.885	1.40	284.3	2.09
		0.5	38.0	0.731	0.195	1.054	0.89	162.8	1.29
		0.2	140.3	0.350	-	0.350	1.58	-	1.58
Chisperos	Indicated	0.3	62.1	0.484	-	0.484	0.97	-	0.97
		0.4	32.2	0.616	-	0.616	0.64	-	0.64
		0.5	19.3	0.733	-	0.733	0.45	-	0.45
		0.2	73.2	0.447	-	0.447	1.05	-	1.05
NW Breccia	Indicated	0.3	39.7	0.618	-	0.618	0.79	-	0.79
		0.4	24.1	0.796	-	0.796	0.62	-	0.62
		0.5	15.2	1.001	-	1.001	0.49	-	0.49
Base Case – M+I		0.3	285.8	0.50	-	0.676	4.63	654.34	6.21

Table D-6 NI 43-101 inferred resource estimates for the Cerro Vetas, Chisperos and NW Breccia deposits
				Grade			Contained Metal
Deposit	Classification	Au Cut-off	Tonnage	Au	Cu	AuEq	Au	Cu	AuEq[1]
		(g/t)	(Mt)	(g/t)	(%)	(g/t)	(Moz)	(Mlb)	(Moz)
		0.2	196.4	0.309	0.051	0.394	1.95	219.9	2.48
Cerro Vetas	Inferred	0.3	70.8	0.429	0.050	0.511	0.98	77.9	1.16
		0.4	30.5	0.542	0.049	0.625	0.53	33.2	0.61
		0.5	14.3	0.657	0.049	0.738	0.30	15.4	0.34
		0.2	122.2	0.329	-	0.329	1.30	-	1.30
Chisperos	Inferred	0.3	51.1	0.452	-	0.452	0.74	-	0.74
		0.4	23.4	0.580	-	0.580	0.44	-	0.44
		0.5	11.0	0.737	-	0.737	0.26	-	0.26
		0.2	150.0	0.423	-	0.423	2.04	-	2.04
NW Breccia	Inferred	0.3	86.0	0.555	-	0.555	1.54	-	1.54
		0.4	48.0	0.722	-	0.722	1.12	-	1.12
		0.5	35.1	0.826	-	0.826	0.93	-	0.93
Base Case – Inferred		0.3	207.9	0.487	-	0.515	3.25	77.9	3.44

________________

Notes:

1.	Gold equivalence estimated using $1,300 per ounce gold at 83% recovery and $2.90 per pound copper at 90% recovery.
2.	A 0.3 g/t gold equivalent cut-off has been highlighted as the base case cut-off.
3.	Totals may not represent the sum of the parts due to rounding.
4.	The Mineral Resources have been prepared by Behre Dolbear in conformity with the CIM Definition Standards.

As at the date of the Titiribi Report, there were no known or identified metallurgical, environmental, permitting, legal, titles, taxation, socio-economic, marketing, political, or other relevant factors that may materially affect the Mineral Resource estimate.

La Mina Project

The La Mina Project is a gold-copper exploration project located in Antioquia Department, Colombia. A total of seven prospects have been identified to date, including the La Cantera, Middle Zone and La Garrucha and El Limon, and a total of 106 diamond drill holes, totaling 36,816 m, have been drilled. The Company acquired a 100% interest in the La Mina Project through a plan of arrangement between the Company and Bellhaven Copper & Gold Inc. ("Bellhaven"), completed on May 30, 2017.

The La Garrucha concession is subject to a surface rights lease agreement and an option agreement.

In addition, pursuant to an option agreement entered into by Bellhaven on November 18, 2016, amended April 4, 2017 and November 5, 2018, the Company can purchase the La Garrucha concession by making an optional payment of US$650,000 on December 7, 2022.

The following information is condensed and extracted from the technical report titled "NI 43-101 Technical Report, Bellhaven Copper & Gold Inc., La Mina Project, Antioquia, Republic of Colombia", and was prepared by Scott E. Wilson, C.P.G. of Metal Mining Consultants Inc. ("MMC"), dated effective October 24, 2016, with an effective date of October 24, 2016 (the "La Mina Report"). Scott E. Wilson is a Qualified Person and is independent of Bellhaven and the Company.

Property, Description, Location and Access

The La Mina Project consists of two properties: (i) the 1,793 hectare La Mina Colombian mineral exploration licence identified as Exploration Licence L5263005 (the "5263 Concession"); and (ii) the 1,415 hectare La Garrucha Exploration Licence HHMM04 (the "6355B Concession", and together with the 5263 Concession, the "Concessions"). The Company owns 100% of the La Mina Project.

The Concessions are located near Medellin in the Department of Antioquia, Colombia approximately 500 km northwest of Colombia's federal capital of Bogota. This region has a long history of gold mining extending back several centuries. Now several parts of Antioquia are among the most active gold exploration regions in Colombia.

The closest settlement, La Mina, lies immediately adjacent to the La Mina Project. The larger town of Venecia, approximately 11 km from the project, provides a source of supplies and logistical support for the project, rural farming activities, and for several small underground coal-mining operations in the near area.

Bellhaven signed an additional agreement with B2Gold Corp. ("B2Gold") regarding purchase of the surface rights over 60 ha around the exploration camp site and immediate project area.

During 2012, Bellhaven also acquired additional surface rights over the El Limon target. In April 2012, Bellhaven contracted with a private vendor for the purchase of 100% interest in a surface property encompassing 9.75 ha to the north of the Middle Zone.

While the Company owns a considerable area of surface rights over the La Cantera and Middle Zone deposits, it has also secured surface access agreements with other property owners in the La Garrucha area of planned exploration and drilling. Additional surface rights may be necessary for the establishment of a commercial mining project.

The La Mina Project area is surrounded by gravel roads which connect a rural farm population to various nearby population centers, including Medellin which is a large cosmopolitan city. Various small towns, including Bolombolo and La Pintada are located within a two-hour drive of the project area.

The La Mina Project is accessible by a paved highway 30 km southwest of Medellin to the junction with a gravel road that leads 11 km to the property. Total travel time by road from Medellin is approximately 2.0 to 2.5 hours depending on road conditions and traffic around Medellin.

History

The Antioquia district of Colombia where the La Mina Project is located has been a source of gold mining that dates back several centuries to pre-Colombian times.

The general area around the La Mina Project was noted in early regional survey work by the Colombian mines department, Instituto Colombiana de Geologia y Minera and this led to the staking of ground by the original owner, Montoya in 2000.

Historical research has revealed local knowledge of several adits that targeted gold in the vicinity of the Middle Zone prospect. At one point, these mines were reportedly managed by a small-scale mining company from England. Artisanal miners exploited several streams originating from the resource areas in the past. No records of production are known to exist, though different sources corroborate that mining activity dates back to at least the 1920s. The amount of artisanal mining production is believed to be very small.

In the early 2000s, AngloGold Ashanti ("AGA") carried out broad-scale geochemical and other exploration programs throughout this district of Colombia and was responsible for the initial discovery of copper-gold mineralization on surface at the La Cantera outcrop. In 2006, AGA drilled six holes into the La Cantera target, four of which successfully intercepted the gold-copper porphyry stock with mineralized intercepts of 50 to 100 m.

In 2007, AGA formed the joint venture company, Avasca Ventures Ltd. ("Avasca") with Bema Gold Corporation (subsequently transferred to B2Gold) who continued with further surface geochemistry and geophysics north and south from the La Cantera discovery, as well as further west over a prominent North-South trending magnetic ridge feature identified from aerial geophysics flown by Avasca in 2007.

The early exploration work at La Mina by AGA beginning in 2002 and later in 2005-2008 by Avasca focused on the La Cantera Zone. These programs consisted of:

●	regional mapping: 1:20,000 scale;
●	property-scale geological mapping: 1:10,000 scale;
●	geochemical sampling, soils and rock;
●	trenching;
●	geophysical surveys: aerial magnetic and radiometrics;
●	drilling: six core holes totaling 1,453 m (mid-2006);
●	at the end of 2007, a regional airborne magnetic/radiometric survey was completed over the property and neighboring ground; and
●	in early 2008, the aerial geophysics was followed by additional auger soil and rock geochemical sampling programs over the anomalies.

Six AGA drill holes were completed in and around the La Mina porphyry (later re-named the La Cantera Stock), with Holes 2 and 5 yielding 90 m plus intercepts of greater than 1.0 g/t Au and good copper grades at shallow depths. Drill Holes 4 and 6 also contained significant values located near the surface; however, Holes 1 and 3 were drilled off target to the west and did not encounter any mineralization of interest.

Table E-1 AGA Drill Results
Drill Hole	Dip	Total Depth	Specific Intercepts
Name	Degree	m	Thickness (m)	Au g/t/Cu%
LM-01	-60.5	258	No Significant Intercepts
LM-02	-58.5	189	152	0.82/0.26
LM-03	-60.5	201	No Significant Intercepts
LM-04	-60	250	106	0.32/0.21
LM-05	-60	252	106	1.11/0.40
LM-06	-60	304	122	0.40/0.24

Geological Setting, Mineralization and Deposit Types

Regional Geology

The La Mina Project is located along the eastern margin of the western Cordillera in the Andean System. The La Mina region lies within the Romeral terrane, an oceanic mélange comprised of metamorphosed mafic to ultramafic complexes, ophiolite sequences, and oceanic sedimentary rocks of probable Late Jurassic to Early Cretaceous age. This terrane was accreted to the continental margin along the Romeral Fault, which lies east of the River Cauca, in the Aptian (125 to 110 Ma). Movement on the Romeral Fault was dextral indicating that terrane accretion was highly oblique from the southwest. The Romeral Fault zone is marked by dismembered ophiolitic rocks, including glaucophane schist, in a tectonic mélange and is interpreted as a terrane suture marking an old subduction zone. The resulting suture zone and mélange-related rocks can be traced for over 1,000 km along the northern Andes. The Romeral terrane is bounded on the west side by the Cauca Fault. Further west, additional oceanic and island arc terranes were subsequently accreted to the Western Cordillera in the Paleogene and Neogene periods, culminating in the on-going collision of the Choco (or Panamá) arc since the late Miocene. This reactivated the Cauca and Romeral faults with left lateral and reverse. The original structure of the Romeral fault system has been modified by various post-Romeral tectonic events.

Following accretion, the Romeral terrane was overlain unconformably by siliciclastic, continentally derived sediments of the Oligocene to Lower Miocene Amagá Formation. The Amagá Formation, comprises basal conglomerates, sandstones, siltstones, shales, and local coal seams. These sedimentary rocks are overlain by a thick sequence of volcanic and sedimentary rocks of the Late Miocene Combia Formation. The Combia Formation is divided into a Lower Member of basalt and andesite lava flows, agglomerates, and tuffs, and an Upper Member of conglomerates, sandstones, and crystal and lithic tuffs. The Combia Formation volcanic rocks were associated with at least one Middle to Late Miocene volcanic arc emplaced into the Romeral terrane basement rocks during this time period. Also associated with latest stages of arc formation was the syntectonic emplacement of a series of shallow-level intrusive rocks, including poly-phase hypabyssal stocks, dikes and sills of dioritic, granodioritic, and monzonitic composition. These intrusive rocks cut all of the aforementioned sedimentary and volcanic units of the Amaga and Combia Formations. K-Ar whole-rock ages for the intrusive rocks range from 8 to 6 Ma. The Combia Formation and accompanying hypabyssal intrusive rocks are well represented along a 100-km by 20-km north-south trending belt extending from Anserma in the south to Jerico, Fredonia and Titiribi, located to the north of the La Mina Project.

Following the early accretionary events, the region was subjected to compressional deformation during the Early-Middle Miocene and Middle-Late Miocene. In both cases the deformation was related to additional accretionary tectonic events taking place to the west along the active Pacific margin. The structural architecture of the Romeral fault and mélange system is essentially that of a 10+ km wide series of north-south striking, vertically dipping, and dextral transcurrent faults. Virtually all lithologic contacts within the Romeral basement rocks are structural in nature and are characterized by abundant shearing, mylonitization, and the formation of clay-rich fault gouge. Structural reactivation during the Miocene resulted in orthogonal compression accompanied by mostly west-directed (back) thrusting and high angle reverse fault development in the basement rocks. The Amaga Formation was deformed primarily into generally open, upright folds; local tilting and near isoclinal folds were associated with the west-directed thrust faults. The Combia Formation records both tilting and open folding. Both the Amaga and Combia Formations exhibit moderate to strong diapiric doming where affected by the emplacement of the Miocene suite of intrusive rocks. north-south, northeast-southwest, northwest-southeast and east-west striking conjugate shearing and dilational fracturing affect all of the above geologic units.

Local Geology

The La Mina Project lies within the Middle Cauca Belt of Miocene-age volcano-plutonic rocks of central Colombia. This belt hosts several significant porphyry gold or copper-gold disseminated deposits such as La Colosa, Titiribi, Quebradona, and Quinchia, as well as large epithermal gold districts such as Marmato.

The immediate area around the La Mina Project is underlain by country rocks consisting of a series of basaltic volcanic rocks (Barroso Formation – oceanic tholeiitic basalts, dolerites, tuffs, etc), sedimentary rocks of the Amagá Formation, and an upper Combia Formation of basalts and andesitic basalts interlayered with volcaniclastic rocks and coarse-grained sedimentary rocks (conglomerates, arenites).

At the project scale, the key host rocks for the porphyry-related gold, copper, and silver mineralization are the intermediate composition volcanic rocks of the Combia Formation and the sub-volcanic breccias and related shallow level, porphyries which have intruded the Combia Formation. The Combia Formation developed within a Late Miocene magmatic arc that is interpreted to have included an early quiescent stage of volcanism and a later explosive event of wider extent.

Localized intrusive centers (e.g., La Cantera, Middle Zone, El Limon, and La Garrucha) comprise a series of intermediate composition porphyries and related intrusive (emplacement) breccias. The structural controls for these intrusive centers appear to have been provided by north-south, northeast-southwest and/or northwest-southeast trending, high-angle fault systems associated with the major Cauca River structure to the west of the La Mina Project.

La Cantera and Middle Zone Prospect Geology and Mineralization

La Cantera and Middle Zone constitute two of the four drill-tested mineralized porphyry intrusive and breccia bodies on the La Mina property. In both deposits, the intrusive centers are characterized by a series of porphyry stocks and related breccias that together make up porphyry copper-gold deposits. In the case of La Cantera, the core of the deposit is cut out by a late, barren porphyritic stock resulting in a "doughnut" pattern (plan view) whereby the copper and gold-bearing rocks form a concentric pattern around the late, barren porphyritic stock. In the case of the Middle Zone, the barren core is an amorphous feature that appears to have intruded preferentially along pre-existing planes of weakness. Various intrusive/breccias phases were involved in development of the porphyry deposits along with multi-phase alteration-mineralization events, as most-often expressed by pronounced densities of veinlets crosscutting the diamond drill core. Hydrothermal magnetite is an important gangue mineral associated with gold and copper, and potassic alteration is an important alteration type associated with gold and copper.

The La Cantera deposit is slightly elliptical in plan view (long axis northwest-southeast), measuring approximately 200 m by 190 m in plan view on surface with a depth extent of 350-600 m based on the results from 26 drill holes. Average grades are close to 0.9 g/t Au with 0.3% Cu and 1.7 g/t Ag.

The Middle Zone deposit lies approximately 400 m north of La Cantera, and consists of a more pronounced elliptical body in plan view (long axis northeast-southwest), which remains open at depths of over 600 m, based on the results of 54 drill holes. Faults appear to have offset the western and eastern lobes of mineralization. Faults also appear to delimit the western edge. Mineralization here is of two types. The first is characterized by a high copper-gold ratio, similar to what is observed at La Cantera. The second is characterized by high gold with relatively low copper. Overall, the grades are lower than that of La Cantera, close to 0.5 g/t Au with 0.1%-0.2% Cu, over true widths of up to 100 m.

La Garrucha Prospect Geology and Mineralization

As of the date of the La Mina Report, the La Garrucha prospect was the exploration focus of Bellhaven at the La Mina Project. Routine surface mapping and sampling in 2011 indicated the presence of porphyritic intrusive rocks containing Au values up to 1.5g/t Au in outcrop. Initial diamond drilling commenced in July 2011 with six drill holes completed. The 2011 drilling indicated the presence of significant porphyry-style alteration and mineralization. A second drilling campaign of five drill holes in 2012 successfully intersected high-grade porphyry-style mineralization in hole LME-1096 and an intensely altered new (G4) porphyry, within the last ten m of drill core averaging 1.09g/t Au and 0.20% Cu. Systematic soil sampling, surface mapping, and rock-channel sampling further defined the most prospective area of porphyry mineralization to guide diamond drilling. Diamond drilling at La Garrucha resumed in May 2013 and seven holes were completed.

Porphyry-related alteration and mineralization at the La Garrucha prospect outcrops in some areas along stream beds and areas of steep topographic relief. Results from diamond drilling to date suggests that the elongated (330˚ azimuth) core of the airborne magnetic anomaly outlines the surface projection of the area containing mineralized G2 and G4 porphyries. Porphyry-related alteration and mineralization has been traced from surface to a depth of 500 m over a width of some 200 m and is open at depth.

The porphyry complex at La Garrucha consists of at least three distinct porphyry events consisting of G1, G2 and G4 and their respective intrusive and contact breccias. The earliest porphyry, G1, intruded Combia Formation volcanic rocks. G1 event breccias occur near the volcanic contact and contains clasts of volcanic rock and G1 porphyry. Local zones of G1 auto breccia occur within the G1 porphyry. G2 porphyry intrudes the G1 and G1 breccias. G1 occurs as well crystallized porphyry, dykes, auto breccia and contact breccia with G1 porphyry. The G4 porphyry is believed to be the core of the porphyry complex at La Garrucha and hosts much of the Au-Cu mineralization. Similar to G2 porphyry, G4 breccias form within and along the margins of the G4 porphyry. Core logging suggests the G2 porphyry may span the period of time from the intrusion of G1 to post G4 emplacement. Neither the G2 nor G4 porphyry appears to have come in contact with the volcanic Combia rocks.

La Garrucha appears thus far to be more structurally similar to La Cantera in that it does not appear to be broken up by cross faults like the Middle Zone. However, throughout the porphyry complex, there are numerous steep angle fault zones often exhibiting clay gouge over several metres either side of the fault. Faults are frequently observed along lithologic contacts particularly between porphyries and breccia.

El Limon Prospect Geology and Mineralization

The El Limon complex measures approximately 800 m in diameter of a sub-circular shape in plan view. The El Limon porphyry complex partially encircles the Middle Zone to the north, west and south. Within the complex are two known mineralizing porphyry systems, the Middle Zone prospect and the El Limon prospect. Argillic and propylitic alteration assemblages occur high in the system at the El Limon prospect. A possible explosive diatreme at El Limon suggests that the El Limon prospect porphyry is situated high vertically in the porphyry system. This may account for why the El Limon prospect is weakly mineralized. It may well be that higher grades of gold and copper occur at depth where a possible potassic alteration zone occurs associated with an undiscovered porphyry stock.

Exploration

Since mid-2010, Bellhaven advanced exploration by conducting detailed mapping and trenching at La Cantera and Middle Zone, mapping and channel sampling at La Garrucha, mapping, rock-chip sampling and trenching throughout the project area, various ground geophysical surveys, and re-logging and re-interpretation of drill core from previous drilling campaigns. Furthermore, two airborne magnetic surveys had been flown over the La Mina Project prior to Bellhaven acquiring the project. Ground magnetic follow-up surveys of geologically favorable areas was completed in mid-2012 and an airborne ZTEM survey was flown over much of the La Mina and La Garrucha licences in late 2012. All data has been incorporated into the geophysical evaluation.

Through July 2016, Bellhaven completed a total of 106 drill holes for a total of 36,694 m.

Prior to initiating its drill programs in 2010, Bellhaven completed channel sampling in trenches at Middle Zone where two surface exposures returned results of 19 m grading 0.73g/t Au and 24 m grading 0.74g/t Au (0.4 g/t Au cut off) separated by a zone of 40 m of un-sampled trench.

In early 2012, a ground-based survey was conducted over the entire eastern half of La Mina. This program consisted of approximately 114 line km of magnetic surveying.

Principal observations from correlation of the 2010 ground geophysics with geochemistry and geological features were:

●

anomalously high radiometrics (potassium) likely represents K-silicate (potassic) altered rocks. The high potassium values occur over a distance of 900 m along an approximately north-south trending corridor defined by the La Cantera-Middle Zone targets. High values also occur to the north at El Limon along an approximately east-west belt that is 500 m long;

●

high-chargeability zones fringing the drilled zones at La Cantera and Middle Zone can be attributed to rocks containing high quantities (typically 5-10% of the volume) of pyrite. High-chargeability features are observed at La Cantera and Middle Zone; and

●

the La Cantera stock spatially coincides with a strong resistivity "low" whereas the Middle Zone is characterized by a weakly defined "low". Another prominent area characterized by a strong resistivity "low" occurs between the El Limon and Middle Zone targets.

Current and/or Planned Activities

The Company intends to maintain the La Mina Project in good standing in 2021. The Company's current approved work program includes a 2,750 metre drill program to be completed in 2021. The drill program will look to infill and step-out southeast of gold-copper mineralization identified in historic drill programs at the La Garrucha target. Based on management's initial reviews and planning, the cost of such work is expected to be approximately of $1.0 million. The timing and completion of any such program may be impacted by the ongoing COVID-19 pandemic and related restrictions on the movement of personnel, consultants and contractors. See "Risk Factors – Public Health Crises". Additionally, as part of its current Strategic Review Process, the Company is reviewing various additional options for potential work at the project in 2021, which may include the commission of additional studies on the project, including a preliminary economic assessment, with a view to enhancing value at the project. The Company has not completed this Strategic Review Process and, therefore, it does not yet have definitive plans for any such work.

Drilling

Drilling programs by AGA (2005) and Bellhaven (2010-2013) used HQ, HTW, NTW and BTW core, depending on the drill hole depth, drill hole inclination, drill machine availability and ground conditions. MMC's observations at site and review of core logs and assay certificates indicate that the core sampling has been carried out in a professional manner and that there are no biases in recovery or sampling error evident.

A total of 36,695 m has been drilled on the La Mina Project from 106 core holes that have an average depth of 346 m. This drilling is summarized in Table E-2.

Table E-2 Drilling Completed by Bellhaven at the La Mina Project
Area	Drill Holes	Metres
La Cantera	26	8,327
Middle Zone	54	18,803
El Limon	9	2,923
La Garrucha	17	6,641

All drilling on the project by Bellhaven and previous owners has been done with man-portable, diamond drill-core machines. Drill hole locations are initially located in the field with a hand-held GPS unit or a total station theodolite. Bellhaven's full-time survey crew surveyed the coordinates of the final drill hole collars using a total-station theodolite.

At the Middle Zone and La Cantera prospects drill holes have been drilled at azimuths of N45E, N45W and NS with inclinations of -55 to -90 degrees. In the case of La Cantera drilling was completed on a wide-spaced scissor pattern (50- to 100-m spacing) providing complete three-dimensional coverage of the extent of mineralization that extends to a vertical depth of some 250-500 m (around the low-grade central core).

At La Cantera drill holes were drilled at azimuths of E-W (90˚), W-E (270˚), N45E and S45W with inclinations of -50 to -78 degrees. Core recovery observed has been very good, in excess of 90%, except in some discrete fault-gouge zones of a few m in length (core length).

In the case of La Cantera, the drilling programs confirmed the ellipsoidal outline of the porphyry complex on surface (coincident with the magnetic signature), its steep vertical attitude, and the occurrence of mineralized porphyry and breccia zones draped around a central low-grade core.

At the Middle Zone, 54 holes have been drilled to date within a generally elongated zone (N45E) in plan view that is bounded on the western flank by interpreted faults. The Middle Zone remains open to the southwest, southeast, and at depth. The fault offsets and open targets on the south suggest a possible connection with La Cantera at depth.

Sampling and Analysis and Data Verification

Samples from Bellhaven's exploration and development drilling programs were cut (using a core saw) or split (using a core splitter). The instrument used depends on the level of clay content, in which high clay samples are split to avoid core loss from the core saw's lubricating water. The cut or split samples are stored in a secure core shed on site until they are shipped to the ALS Minerals sample preparation facility in Bogota (through LMDDH-023) or Medellin (all samples from LMDDH-024 to present), Colombia. The samples are prepared at the ALS Minerals sample preparation facilities and then sent to the ALS Minerals regional analytical facility in Lima, Peru. These labs are independent of Bellhaven and the Company.

Samples for check assays are prepared at the SGS facility in Medellin, Colombia, and analyzed at the SGS laboratory in Lima, Peru. SGS is independent of Bellhaven and the Company. All core from the AGA drill program is stored on site along with all core from Bellhaven's own drilling programs.

The core sample procedure begins with checking of driller-placed core blocks for accuracy followed by photographs of consecutive pairs of core boxes. The core then undergoes detailed geotechnical and geological logging. Data recorded in geotechnical and geological logs are entered into the project database using a two-person parallel input protocol. Technicians identify the nominal two m sample intervals with wooden core blocks and mark the length of the core with a "cut line" to guide the core cutting. The technicians take care not to mix intervals of significantly different core recovery in the same sample, resulting in some sample intervals that are shorter than the nominal length. All core boxes (metal) are clearly tagged with hole ID and from/to information.

Core marked for sampling was cut or split by Bellhaven technicians (under geological supervision) using a standard electric masonry core saw mounted on a secure steel stand or by a manual Longyear core splitter. The half-core was placed in plastic bags and tagged with a sample number marked on the outside of the bag and a corresponding sample tag inside the bag. Each bag was securely closed. The unused cut half of the core was then placed back in its correct place in the core box and stored for later reference. Blanks (5%), standards (5%-12% depending on the nature of the material), preparation duplicates (5%) and field duplicates (2%) were inserted in the sample stream during this stage.

Regular drill-core samples were collected in lots of 25 to 76 and shipped by company vehicle to ALS Minerals for preparation and analysis. Early in the drilling program samples were dispatched to the ALS Minerals preparation laboratory in Bogota. However, in early 2011 with the addition of an ALS preparation facility in Medellin, samples were dispatched directly to ALS in Medellin for preparation and then forward by ALS to the ALS laboratory in Lima, Peru. Beginning in early 2013 (La Garrucha drill holes LME-1100 to LME-1106) core samples were dispatched to Actlabs Colombia in Rio Negro, Colombia for preparation and analysis. As noted, several QA/QC steps were included in sample preparation. At the preparation facility each sample is coarse crushed to 70% less than two mm size. A one-kilogram split of each sample was routinely pulverized to 85% passing 75 μm. A final pulp of 250 to 300 grams is sent for analysis to the ALS Minerals laboratory in Lima.

Gold, copper, and ICP analyses at the ALS Minerals lab were carried out as follows:

●	gold: fire assay, 50/30g charge, Atomic Absorption finish;

●	over-range (>10ppm) results for gold were analyzed by Fire Assay with a Gravimetric finish; and

●	copper and other elements: 4-acid digestion and ICP-AES analysis, including Cu, Ag, Al, As, Ba, Be, Bi, Ca, Co, Cr, Fe, Ga, K, La, Mg, Mn, Mo, Na, Ni, P, Pb, S, Sc, Sr, Th, Ti, Tl, U, V, W and Zn.

The ALS Minerals laboratory in Lima, Peru is registered to ISO 9001:2008 and has received ISO 17025:2005 accreditation for certain specific methods, such as fire assay/AA gold.

The Actlabs Colombia laboratory in Rio Negro, Colombia is ISO 9001 certified and independent of Bellhaven and the Company. Analytical preparation and procedures for gold fire assay and base and trace metal ICP-AES analysis is identical to that of ALS and SGS.

Check assay samples are collected in lots of varying size and shipped by company vehicle to the SGS laboratory in Medellin for preparation, then forwarded by SGS/ALS Minerals to the analytical facility in Lima, Peru. At the preparation facility, each sample was coarse crushed to 95% less than two mm size. The final sample was pulverized to 95% passing 105 μm, and approximately 250 grams was sent to the analytical lab.

Gold, copper, and ICP analyses at the SGS Lima lab were carried out as follows:

●	gold: fire assay, 30 grams charge, Atomic Absorption finish;

●	over-range (>3 g/t) results for gold were analyzed by 30 grams, Fire Assay with a Gravimetric finish; and

●	copper and other elements: 4-acid digestion and ICP-AES analysis, including Cu, Ag, Al, As, Ba, Be, Bi, Ca, Co, Cr, Fe, Ga, K, La, Mg, Mn, Mo, Na, Ni, P, Pb, S, Sc, Sr, Th, Ti, Tl, U, V, W and Zn.

Respecting data verification, with 106 holes completed by Bellhaven and previous operators, complemented by various and extensive surface geochemistry in streams, soils, and bedrock, MMC concludes that an industry-standard program of QA/QC appropriate to the early-stage of exploration has been in place for most if not all of this work.

Since taking an option on the property, the Bellhaven sampling and assaying programs have been controlled by a systematic application of certified standards and blanks, along with Bellhaven's own field duplicate and laboratory duplicate checks. The use of an independent international preparation and assay laboratory, ALS Chemex (now ALS Minerals), adds additional assurance that assay results are representative of the mineralization encountered on the property.

As an additional verification and check on the overall level of copper-gold grades reported for the porphyry mineralization at the La Mina Project, MMC independently collected samples from drill core representing the current drill programs. The samples were collected by MMC or under MMC's supervision in the case of selecting half-core for quartering by saw cutter.

This verification sampling is intended only as a check of the general level of copper-gold mineralization found at La Mina, but is not intended as a comprehensive QA/QC assessment for the purposes of resource estimation.

The results of the check assays compared to the Bellhaven originals are within acceptable precision.

Mineral Processing and Metallurgical Testing

Bellhaven contracted Resource Development Inc. ("RDI") to undertake a scoping level metallurgical study for La Mina porphyry gold and copper prospect in Colombia.

RDI received four composite samples for the metallurgical study. There were three samples from the La Cantera prospect consisting of average grade, low grade and high grade and one sample from the Middle Zone prospect. The samples assayed 0.306% to 0.476% Cu and 0.727 g/t to 1.454 g/t Au. Sequential copper analysis indicated that two of the four composites contained significant amount of oxide and secondary copper.

The metallurgical test work undertaken included sample preparation and characterization, Bond's ball millwork index determinations, in-place bulk density measurements, gravity tests, direct cyanidation and carbon-in-leach tests and rougher and cleaner flotation tests.

The samples had a BWi of 10.22 to 14.0 which is typically within the range of porphyry copper ores.

Gravity concentration tests indicated that one could not produce a high-grade concentrate that could be directly smelted. Hence, gravity circuit may not be applicable for this deposit.

Whole ore cyanide leach tests extracted over 80% of the gold from three of the four composites. The cyanide consumption was high because of leaching copper minerals along with gold.

Flotation process using a simple reagent suite consisting of potassium amyl xanthate (PAX), Aeropromotor 404 and methyl isobutyl carbinal recovered 85% to 90% of the gold and copper in the rougher concentrate. Regrinding of rougher concentrate followed by two stages of cleaner flotation in open-circuit tests produced a concentrate assaying over 26% Cu and ±50 g/t Au for three of the four composite samples.

An overall recovery of 79% for gold and 84% for copper were projected for the flotation process flowsheet based on assuming 83% of gold and 88% of copper in the rougher flotation process and 95% recovery for both metals in the cleaner flotation process.

However, locked cycle tests need to be performed to confirm these recoveries in the next phase of testing.

Mineral Resource Estimates

The Mineral Resource statement presented herein represents the Mineral Resource evaluation prepared for the La Cantera deposit and Middle Zone deposit at the La Mina Project. Wireframes were created for three geologic groups at La Cantera and five geologic lithologies at Middle Zone. Grades within each group and lithology were interpolated using inverse distance squared (Middle Zone) and ordinary kriging (La Cantera) parameters using Vulcan block models and Bellhaven's drill hole database.

In the opinion of MMC, the resource evaluation reported in the La Mina Report is a reasonable representation of the global gold, copper and silver Mineral Resources found in the La Mina Project at the current level of sampling. Mineral Resources are not Mineral Reserves and have not demonstrated economic viability. There is no certainty that all or any part of the Mineral Resource will be converted into Mineral Reserves.

The database used to estimate the La Mina Project Mineral Resources was audited by MMC. MMC is of the opinion that the drilling information as of the date of the La Mina Report is sufficiently reliable to interpret with confidence the boundaries for gold, copper, and silver mineralization and that the assay data are sufficiently reliable to support Mineral Resource estimation. Vulcan Software Version 9.1.7 was used to construct the geological solids, prepare assay data for geostatistical analysis, construct the block model, estimate metal grades and tabulate Mineral Resources.

The La Cantera resource estimate was not updated with any new information in the La Mina Report. The resource, however, was updated to reflect the upgrading of Inferred Resources to Indicated Resources. La Cantera and Middle Zone occur on the La Mina Concession and could be supported and developed by a common infrastructure.

La Cantera and Middle Zone Resources Estimation

The geology, deposit type, and mineralogy at La Cantera are well understood. For the La Mina Report, MMC determined there was sufficient information to classify the resources for the project into two categories of Inferred Mineral Resources and Indicated Mineral Resources. Indicated Mineral Resources are defined as estimated mineralization within 35 m of a mineralized composite. An additional constraint was that the estimation within 35 m had to come from a minimum of two drill holes. The drilling density at 35 m, combined with the estimation search and number of drill holes, established continuity of identified mineralization within the deposit.

Additionally, recent metallurgical testing has allowed the Qualified Person confidence to classify mineralization as Indicated Mineral Resources. Table E-3 shows the different cut-off grades and the associated tonnes, ounces and pounds for the La Cantera deposit constrained by pit designs.

"Reasonable prospects for eventual economic extraction" requirement generally implies that the quantity and grade estimates meet certain economic thresholds and that the mineral resources are reported at an appropriate cut-off grade that takes into account extraction scenarios and processing recoveries. The deposit gold mineralization is amenable for open-pit extraction. To determine the quantities of material offering "reasonable prospects for eventual economic extraction" by an open pit, MMC used the Whittle-Pit algorithm, which constructs lists of related blocks that should or should not be mined. The final list defines a surface pit shell that has the highest possible total value, while honoring the required surface mine slope and economic parameters. MMC applied a gold price of $1,275 per ounce, a processing cost of $5.83/tonne, and a recovery of 93% to determine cut-off grades. Copper was not used in the determination of the cut-off grade. Due to the uncertainty of gold prices and recovery, MMC recommended that a base cut-off grade of 0.25 g/t Au is appropriate for reporting resources for the La Cantera and the Middle Zone deposit. Given the style of mineralization, the author of the La Mina Report is of the opinion that the entire mineral deposit, as currently modeled, has a reasonable likelihood of economic extraction by open-pit mining.

Resources are not reserves and do not have demonstrated economic viability.

Table E-3 Pit Constrained Resources for La Cantera
Cut-off Grade (g/t Au)	Metric Tonnes ('000)	Pit Constrained Resources
		Au (g/t)	Ag (g/t)	Cu (%)	AuEq (g/t)
Indicated Resources
0.10	29,274	0.60	1.59	0.24	0.98
0.20	33,060	0.79	1.94	0.30	1.26
0.25	28,170	0.87	2.06	0.32	1.37
0.30	24,676	0.93	2.14	0.33	1.45
0.40	19,374	1.04	2.31	0.35	1.59
0.50	16,288	1.10	2.41	0.36	1.66
Inferred Resources
0.10	16,233	0.52	1.49	0.24	0.90
0.20	12,096	0.64	1.73	0.28	1.08
0.25	10,806	0.69	1.83	0.29	1.15
0.30	9,851	0.74	1.90	0.31	1.22
0.40	7,799	0.84	2.04	0.33	1.35
0.50	6,455	0.92	2.17	0.34	1.46

Table E-4 Total Resources with 0.25 g/t Cut-off for La Cantera
Deposit	Metric Tonnes ('000)	Grades				Contained Metal
		Au (g/t)	Ag (g/t)	Cu (%)	AuEq (g/t)	Au (oz)	Ag (oz)	Cu (lbs, '000)	AuEq (oz)
Indicated Resources
La Cantera	17,984	0.87	2.06	0.32	1.37	503,021	1,191,062	125,344	789,953
Inferred Resources
La Cantera	10,806	0.69	1.83	0.29	1.15	239,715	635,766	70,256	400,099

Table E-5 Pit Constrained Resources for Middle Zone
Cut-off Grade	Metric Tonnes	Pit Constrained Resources
(g/t Au)	('000)	Au (g/t)	Ag (g/t)	Cu (%)	AuEq (g/t)
Indicated Resources
0.10	20,221	0.34	1.09	0.08	0.48
0.20	12,642	0.45	1.21	0.10	0.62
0.25	10,186	0.50	1.27	0.11	0.68
0.30	8,282	0.56	1.32	0.12	0.75
0.40	5,617	0.66	1.43	0.13	0.87
0.50	3,830	0.76	1.56	0.13	0.98
Inferred Resources
0.10	5,621	0.22	1.24	0.05	0.32
0.20	2,437	0.33	1.16	0.08	0.46
0.25	1,588	0.39	1.19	0.09	0.53
0.30	1,032	0.46	1.24	0.10	0.62
0.40	513	0.57	1.32	0.11	0.75
0.50	279	0.68	1.42	0.11	0.86

Table E-6 Total Resources with 0.25 g/t Cut-off for La Cantera
Deposit	Metric	Grades				Contained Metal
	Tonnes ('000)	Au (g/t)	Ag (g/t)	Cu (%)	AuEq (g/t)	Au (oz)	Ag (oz)	Cu (lbs, '000)	AuEq (oz)
Indicated Resources
Middle Zone	10,186	0.50	1.75	0.11	0.68	415,899	415,899	24,898	223,232
Inferred Resources
Middle Zone	1,588	0.39	1.19	0.09	0.53	19.911	60,754	3,038	27,309

La Mina Resources

Table E-7 shows the combined resources for La Cantera and Middle Zone, at various cut-off grades, which combine to create the La Mina Project.

Table E-7 In-Pit Resources for the La Mina Project (La Cantera and Middle Zone)
Cut-off	Metric	Grades				Contained Metal
Grade (g/t Au)	Tonnes ('000)	Au (g/t)	Ag (g/t)	Cu (%)	AuEq (g/t)	Au (oz)	Ag (oz)	Cu (lbs, '000)	AuEq (oz)
Indicated Resources
0.10	49,495	0.49	1.39	0.18	0.78	785,731	2,205,058	193,397	1,233,559
0.20	33,060	0.66	1.66	0.22	1.01	701,485	1,765,284	163,235	1,078,136
0.25	28,170	0.74	1.77	0.24	1.12	666,761	1,606,962	150,242	1,013,185
0.30	24,676	0.81	1.86	0.26	1.21	639,282	1,479,395	139,719	961,231
0.40	19,374	0.93	2.05	0.28	1.38	579,166	1,279,923	121,344	858,706
0.50	16,288	10.2	2.21	0.31	1.50	534,159	1,157,354	109,935	787,387
Inferred Resources
0.10	21,854	0.44	1.43	0.19	0.75	311,141	1,001,704	93,464	526,674
0.20	14,533	0.59	1.63	0.25	0.98	274,743	763,659	79,272	456,352
0.25	12,394	0.65	1.75	0.27	1.07	259,626	696,520	73,294	427,408
0.30	10,883	0.71	1.84	0.29	1.16	249,627	642,890	68,473	406,264
0.40	8,312	0.82	2.00	0.31	1.32	220,021	533,276	57,632	351,749
0.50	6,734	0.91	2.14	0.33	1.43	197,025	463,073	49,257	309,713

Based on work with several Colombia projects, the author is unaware that these mineral resource estimates could be materially affected by any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors.

São Jorge Project

The São Jorge Project is a gold exploration project located in the southeast of Pará State, Brazil, in the municipality of Novo Progresso. The Company acquired the São Jorge Project through a plan of arrangement between the Company and Brazilian Gold Corporation ("BGC") completed on November 22, 2013.

The following information is condensed and extracted from the technical report titled "São Jorge Gold Project, Para State, Brazil: Independent Technical Report on Mineral Resources" prepared by Porfirio Rodriguez, B.Sc. (Min. Eng.), MAIG, Leonardo de Moraes Soares, B.Sc. (Geo.), MAIG, of Coffey Consultoria e Serviços Ltda. ("Coffey") with an effective date of November 22, 2013 and an updated date of January 15, 2014 (the "São Jorge Report"). Each of Porfirio Rodriguez and Leonardo de Moraes Soares is a Qualified Person and independent of the Company.

Project Description, Location and Access

The São Jorge Project is located in the southeast of Pará State, Brazil, in the municipality of Novo Progresso. The region is known as Tapajós and São Jorge is located 320 km south of the main regional city Itaituba. Access to the São Jorge Project from the cities of Itaituba or Novo Progresso is via highway BR163 (+80% paved) or a one hour flight in a light aircraft from Itaituba.

At the date of the São Jorge Report, the Company, through its Brazilian subsidiary Brazilian Resources Mineração Ltda., was the sole registered and beneficial holder of five gold exploration concessions and six exploration licence applications in the São Jorge area for a total landholding of 58,500 ha. In February of 2016, the Company renounced Departamento Nacional de Produção Mineral (now, the National Mining Agency) ("ANM") nos. 851094/2005, 850960/2010, 850631/20043, 8581036/2013, 850019/2016, 850044/2016 and in December of 2016, the Company renounced ANM nos. 850557/2013, 850555/201 totaling 62,171.3 ha which were located south and north of the São Jorge deposit, and considered to be non-prospective by the Company. In March of 2017, the Company submitted to ANM four licence applications to acquire a total of 29,022 ha located east and west and contiguous to, and on trend, with the São Jorge deposit. On June 6, 2017, the exploration licence for one of the claim applications was granted to the Company and the first year fees were paid to ANM. The exploration licences for the other three claim applications for a total area of 18,624 ha were granted on August 1, 2017 and the first year fees were paid in January 2018. As of the date hereof, the São Jorge Project consists of seven gold exploration concessions for a total landholding of 45,977 ha.

On June 8, 2017, the Company submitted to ANM a final report for exploration concession ANM no. 850.058/2002 that remains under review. Such final report must be accepted by the ANM, subject to rights of appeal, in order to maintain the concession. If approved, the Company will have one year to apply to convert the exploration concession overlying the deposit to a mining concession, which will require further studies and environmental licences. There is no assurance that such reports will be accepted or that such applications will be approved by ANM.

The Project is subject to the following royalty agreements:

1.	1% NSR over the entire property to Osisko Gold Royalties Ltd.;
2.	1% NSR to the original title holders of a certain concession (850.275/03) on the NI 43-101 proven mineable reserves as demonstrated by a feasibility study; and
3.

0.75% to the surface rights owner of the farm overlying the Sao Jorge deposit. The concession overlaying the São Jorge deposit is subject to a NSR of 1.75% comprising 1.0% to Osisko and 0.75% to the surface rights owner.

History

The exploration history for the São Jorge property is summarized in the following table:

Table F-1 Exploration Property History
Date	Entity	Work Program	Significant Results
Before 1990	Informal miners during Tapajós Gold Rush	Alluvial and saprolite garimpeiro mining.	Some gold production (not reported).
1993 - 1995	Rio Tinto Desenvolvimento Minerais Ltda. ("RTDM")	Mapping, soil sampling, trenching, auger and diamond drilling (26 holes for 4350.3 m).
1997 - 1998	RTDM	Scoping Study and diamond drilling with 16 drill holes.	First Mineral Resource estimation by RTDM (non-compliant with NI 43-101 guidelines).
1998	Altoro Gold Corp. ("Altoro")	Negotiated property with RTDM but did not advance with the option due to a merger with Solitario Resources Corporation.
2001 - 2005	Tapajós Mineração Ltda. ("TML")	Garimpeiro open pit mining operation.	Production of gold by heap leaching (final production not reported); final pit 400 m long, 80 m wide and 20 to 30 m deep.
2005	Talon (previously named BrazMin)	Phase I diamond drilling program of 48 drill holes for 10,104 m.	Defined an envelope of a vein and stockwork zone of 700 m strike extent.
2006	Talon	Phase II diamond drilling program of 34 drill holes for 7,952 m and airborne and ground geophysics.	New targets and extensions from Wilton Zone defined to the west – "Kite zone" and east "Wilton East zone". First NI 43-101 compliant Mineral Resource estimation.
2007	Talon	Extension of regional soil sampling grid.	Anomalous gold values along 600 m on one line.
2011	BGC	120 linear km of soil geochemistry and geophysics (induced polarization), and drilling (14,708 m) in 37 holes.	Increased the Mineral Resource and upgraded the resource classification.

The exploration of the São Jorge area was initiated by RTDM, a subsidiary of Rio Tinto Plc Mineral Group, in 1993. At that time the São Jorge garimpeiro workings (Wilton Pit), was approximately 30 m in diameter. Following sampling in this small open pit, RTDM applied for four exploration licences in order to acquire the bedrock mining rights. Additionally, it negotiated an agreement with the landowner, Wilton Amorim, which enabled it to initiate exploration on the property.

The RTDM exploration program involved a 300 m line spacing airborne magnetic survey, 200 m by 200 m soil sampling grid around the São Jorge garimpeiro workings, 202 auger holes totaling 1,868 m (drilled on a 50 m by 20 m grid with infill 8 m by 8 m), trenching with channel sampling (total of 1,071 samples collected in 16 trenches), detailed geological mapping to define the geological and structural framework and 26 diamond drill holes for a total of 4,350 m.

In 1997, as part of a Scoping Study, RTDM estimated a non-compliant NI 43-101 Mineral Resource for the São Jorge Project and completed an additional 16 diamond drill hole program to test conclusions of the Scoping Study.

In March 1998, Altoro negotiated an agreement on the property with RTDM and reviewed all data by check sampling of drill holes and surface sampling at the garimpeiro pit. In early 2003, RTDM relinquished the four São Jorge exploration licences.

One of the licences (No 850.024/02) was immediately acquired by a private individual and subsequently optioned to Centaurus Mineração e Participações Ltda ("Centaurus"). No exploration work was undertaken by Centaurus.

From 2001 to 2005, garimpeiro operations were undertaken by TML. These operations included small heap leach pads using cyanide solutions to recover gold.

After garimpeiro operations ceased on the property, a pit of approximately 400 m long, 80 m wide and 20 to 30 m deep had been excavated and termed the Wilton Pit.

On July 16, 2004, Talon acquired from Centaurus a 100% interest in the São Jorge exploration licences and in April 2005 entered into an agreement with Jaguar Resources Limited acquiring a 100% interest in three adjacent claims.

On June 14, 2010, BGC acquired from Talon a 100% interest in the São Jorge exploration licences. BGC initiated a new exploration program in early 2011 consisting of soil sampling, geophysics and core drilling. BGC completed an extensive exploration program in 2011 to 2012 with over 14,000 m of drilling completed on the São Jorge Project.

Geological Setting, Mineralization and Deposit Types

Regional and Local Geology

The São Jorge Gold Project is located within the Tapajós District situated in the south-central portion of the Amazon Craton. The main units that form the basement of the Tapajós Gold Province are the Paleoproterozoic Cuiú-Cuiú Metamorphic Suite (2.0 to 2.4 billion years old), and the Jacareacanga Metamorphic Suite, also of possible Paleoproterozoic age (>2.1 billion years). The Cuiú-Cuiú Suite comprises gneisses, migmatites, granitoid rocks and amphibolites. The Jacareacanga Suite comprises a supra-crustal sedimentary-volcanic sequence, which has been deformed and metamorphosed to greenschistfacies. Both Suites are intruded by granitoids of the Parauari Intrusive Suite consisting of a monzodiorite dated at 1.9 to 2.0 billion years. These form the basement of the extensive felsic to intermediate volcanic rocks of the Iriri Group, dated at 1.87 to 1.89 billion years, including co-magmatic and anorogenic plutons of the Maloquinha Suite with intrusive events dated at 1.8 to 1.9 billion years. The Iriri-Maloquinha igneous event is associated with a strong extensional period. Regional structural analysis in the Tapajós area has identified important lineaments that trend mainly northwest to southeast with a less well-defined transverse east to west set.

Property Geology

The São Jorge property is underlain by a granitoid pluton dominantly composed of an amphibole-biotite monzogranite. The gold mineralization is hosted in a circular shaped body comprised of the younger São Jorge granite. The intrusive body measures approximately 1.2 km in diameter and is generally massive, grey to pink in colour with a porphyritic granular texture. The São Jorge intrusion trends 290° and is sub-parallel to the strike of the regional Cuiú-Cuiú-Tocantinzinho shear zone, which also hosts several important gold deposits including the Palito mine, Tocantinzinho and Cuiú-Cuiú deposit, and Bom Jardim and Batalha gold prospects.

Mineralization and Deposit Types

Gold mineralization is related to a hydrothermal alteration zone in the monzogranite along a structurally controlled fracture-vein system approximately 1,400 m long and up to 160 m wide, and intersected in drill holes up to 350 m below surface; the mineralization is open along strike and down dip. The main trend is 290° with an almost vertical dip. The main mineralized zone is defined by a fairly sharp but irregular contact between altered and unaltered monzogranite to the southwest and a more gradational transition from altered to unaltered rocks to the northeast. Strong alteration is associated with discrete quartz veinlets (1 to 2 cm wide), associated with coarse pyrite grains and clusters that cut zones of intense quartz flooding.

The São Jorge mineral deposit is a post-tectonic granite intrusion related gold deposit. The origin of gold mineralization is thought to be related to late stage volatile enriched intrusive phases controlled by extensional tectonics in the context of a regional lineament.

Analogous deposits associated with granitic intrusives in the Amazonia craton are the multi-million ounce Omai gold deposit in Guyana and the Tocantinzinho gold deposit owned by Eldorado Gold, located approximately 80 km northwest from the São Jorge property along the same regional lineament.

Exploration

As part of its current Strategic Review Process, the Company is reviewing various additional options for potential work at the project in 2021, which may include the commission of additional studies on the project, including a preliminary economic assessment, with a view to enhancing value at the project. The Company has not completed this Strategic Review Process and, therefore, it does not yet have definitive plans for any such work.

Current and/or Planned Activities

There are no exploration programs currently planned for the São Jorge Project.

Drilling

BGC in 2011 to 2012 completed a diamond drilling program (14,708 m in 37 holes) at the São Jorge Project to test the continuity of mineralization 100 m below previous intercepts (0 masl) and infill along strike where previous drilling was widely spaced. The results of this drilling along with the previous drilling were used in the resource estimate that is the focus of the São Jorge Report.

Diamond drilling has been completed at the São Jorge Project, as summarized in Table F-2 below:

Table F-2 Summary Drilling Statistics for São Jorge Project
Drill Hole Identification	Number of Drill holes		Metres Drilled
Rio Tinto Desenvolvimento Mineral – RTDM ( FSJ01- FSJ10)	10	DDH	1,700
Rio Tinto Desenvolvimento Mineral – RTDM (FSJ11- FSJ26)	16	DDH	2,690
Talon Phase I (SJD01- SJD 48)	48	DDH	10,104
Talon Phase II (SJD 49- SJD 82)	34	DDH	7,952
BGC (SJD 83 - SJD119)	37	DDH	14,708
Total	145	DDH	37,154

Talon drill hole core recovery averaged 99% with a minimum recovery of 68% for one drilling run. Coffey inspected 4 representative drill holes and noted that all had excellent recovery. BGC drill core recovery averaged 99.3%.

Sampling and Analysis and Security of Samples

Sample preparation and analysis of core samples taken by Talon were performed by SGS Lakefield-Geosol Ltda. ("Geosol"), an ISO 9000-2001 certified laboratory. Sample preparation procedures completed by the Geosol preparation laboratories based in Parauapebas and Itaituba were:

●	drying and weighting of whole sample;
●	crushing of sample to -2 mm;
●	sample homogenization and splitting to a 1 kilogram sub-sample;
●	pulverization to 95% passing -150 mesh; and
●	splitting of pulverized material to 50 gram pulp.

Sample pulps were air freighted to the Geosol analytical laboratory in Belo Horizonte, Minas Gerais State, Brazil and were analyzed for gold using a lead flux fire assay technique with an atomic absorption finish. Selected samples were subsequently sent for silver, lead, zinc analysis by ICP spectrometry using a multi-acid digestion technique. Abnormally high assays were re-analyzed by the laboratory. The detection limit of gold assays was 5 ppb Au. Coarse rejects from the Parauapebas and Itaituba laboratories were sent to the São Jorge exploration office and stored in the core shed. 50 g pulp rejects were also stored in the Talon offices in Rio de Janeiro.

Sample preparation and analysis of core samples taken by BGC, for the 2011/2012 campaign were performed by Acme.

Acme performed each procedure for sample preparation and analysis, as follows: (i) crush split and pulverize 500 gram drill core to 200 mesh; and (ii) fire assay fusion Au by ICP-ES on 50 gram charges.

Core was stored in a locked and secure core shed. After logging, core samples were marked for splitting and sampling by BGC geologists. Core sample intervals were measured and collected by BGC technical staff. Each core sample was placed in a doubled plastic bag and with two sample tags. Each bag was closed with a uniquely numbered plastic seal that was tamper proof. Seal numbers, sample numbers and sample intervals were recorded by BGC. Sample bags were collected for shipping in rice bags with each rice bag closed with a numbered plastic seal. Samples were stored in the BGC core shed until transported by truck to the Acme preparation laboratories in Itaituba in Pará state. The referred laboratory is 320 km by road from the São Jorge Project. After samples were received by the lab, seal numbers and sample numbers were reported to BGC for confirmation.

Quality control data from the RTDM period was not available for analysis in connection with the São Jorge Project as it had not been located.

Quality control samples consisting of coarse duplicate rejects, blanks and standards were inserted in the sample stream by Talon and BGC to monitor the quality of the analytical results.

Talon Sampling

Talon set in place a QA/QC program that included the submission of blanks, field duplicates, standards and pulp duplicates with ALS (Umpire assays). This quality control data of drilling used in the resource estimation has been assessed statistically using a number of comparative analyses for each dataset. The objectives of these analyses was to determine relative precision and accuracy levels between various sets of assay pairs and the quantum of relative error.

Au Standards

Talon used a total of 20 Au standards (inserted by the Geosol sample preparation laboratory at a rate of 1 in every 20 samples). The standards were supplied by the Geosol Parauapebas and Itaituba sample preparation laboratories. The standards supplied and inserted by Geosol are a combination of internal and commercial standards, as the Geosol made standards may not be as reliable as commercially available certified standards, and do not represent external control (since Geosol knows the expected result of these standards).

In general, the standard assay result indicated acceptable accuracy was being achieved, with the majority of standards falling within 90% of the Standard Tolerance Values. The minor outliers identified are potentially associated with sample submission errors (mixing of samples).

Blanks

Coffey performed an analysis on blanks data provided by BGC. The blank material was sourced by Talon from unmineralized São Jorge granites collected at one specific site at the project and submitted at a frequency of about 5%. BGC has kept the same routine. Overall the blank data is within acceptable limits.

Field Duplicates

Talon completed field duplicate assaying ¼ of the NQ sized core at a frequency of 5% (1 in 20 samples). The procedure was to split the NQ sized core in half then ¼ the half core. Coffey considers this practice to not be representative as it does not represent the normal ½ NQ core submitted and creates a bias in the sample size submitted.

Based on the analysis, Coffey can conclude:

●	a good precision was achieved for 81.81% of the data within 20% HARD;

●	no apparent bias exists represented by both samples returning a similar mean value; and

●

in summary the analysis of the ¼ sized core has poor precision with no apparent bias present. It is clear that for this ¼ NQ size of sample (which doesn't represent the ½ NQ size taken) that there is a significant nugget effect resulting in low precision results.

BGC Sampling

Coffey confirmed in the São Jorge Report that BGC sampling procedures were in accordance with mining industry best practices. All procedures were summarized in the São Jorge Report as demonstrated by BGC's geosciences team.

Coarse Reject Duplicate Sampling

When an original sample is made into a smaller sub-sample, it is crushed and split then pulverised and split again. The final sub-sample is never exactly the same grade as the original. The coarse duplicates measure this error.

●

A coarse reject sample (returned from the lab) is split into two equal halves (CDA and CDB) ideally using a clean riffle-splitter. If a riffle-splitter is not available, a good cone-and quarter split is acceptable. The duplicates (CDA and CDB) are inserted at every 44th and 46th number in the sampling sequence.

●	The technicians usually made sure that they have enough coarse reject samples which should grade between 0.3 and 1.0 g/t Au.

Blank Samples

Contamination can occur in a lab especially with gold as it sticks to the equipment. A blank sample tests if contamination has occurred due to inadequate clean out of equipment between samples; it should return an Au value of less than twice the detection limit.

●	BGC blank material consists of coarse crushed aggregate from the "Geraldo Mineiro" Granite quarry which contains less than 0.005 ppm Au.

●	Insert 2 blanks within/after mineralization per 100 samples and a blank as the first sample of each batch.

Standard Samples

Standards are the best way to measure the instrument or analytical error and are inserted by the mining company. BGC used low, medium and high-grade standards. The standard samples are pre-packaged as 50 gram sachets purchased from Rocklab.

Sample Dispatch and Sample Logs

BGC sent the samples as each batch was ready. The team confirmed that they followed the procedures as described below:

●	did not submit a batch with less than 80 samples and a batch should never mix projects;

●

the senior technician prepared the sample submission sheet and the laboratory requisition form, and emailed them to the laboratory before the samples arrived at the lab. The document for the lab should only be a list of the sample numbers, security tags and volume numbers (there was nothing to indicate which samples were QA/QC samples);

●	the complete sample sheet (showing QA/QC samples) was emailed to the Senior Geologist and the Database Manager as soon as the samples were dispatched; and

●	the senior technician kept an organised digital and paper directory of all the sampling information.

Talon and BGC Data Quality Summary

The standards data has shown a high accuracy as returned by the Geosol laboratory although it is noted that Geosol supplied the standards to Talon.

The standards data returned by Acme shows relatively good accuracy and is suitable for resource estimation.

The field duplicate data determined by the analysis of the ¼ NQ core returned relatively poor precision, suggesting a significant nugget effect although not changing the actual mean of the samples. It also suggests that the sample size is too small. This ¼ sized core is considered by Coffey to not be a suitable practice in that it does not represent the ½ NQ core normally analyzed and has the potential to introduce a sample size bias.

Mineral Processing and Metallurgy Testing

Metallurgical Testing 2006

In 2006, SGS Lakefield Limited ("SGS Lakefield") was commissioned to undertake metallurgical tests. Test work was performed on three carefully composed drill core samples from the São Jorge Project, of high, medium and low-grade samples. The gold head grades of samples SJ MET-01, SJ MET-02 and SJ MET-03 were 6.5g/t, 1.8g/t and 0.6g/t Au respectively.

SGS Lakefield performed a comprehensive mineralogical and analytical approach of sample SJ MET-01, including fire assay, heavy liquid separation, super-panning, ore microscopy, and electron microprobe. Results showed that the gold was present mainly in its native form with the native gold content ranging from 74.6% to 95.5% of the total gold occurrence. In terms of liberation, gold occurred as liberated particles, particles associated with pyrite and particles associated with non-sulfides. The grain size ranged from 1μm to 212μm, with the majority of grains below 50μm.

The gold balance shows that liberated gold accounted for approximately 17% of the head grade, with the majority of gold grains being less than 50μm in size. Approximately 62% and 13% of the gold was associated with pyrite and pyrite/non-sulfide binaries, respectively. Test work showed this gold can be recovered by flotation, followed by cyanidation. Gold attached to pyrite can be recovered by direct cyanidation. To extract gold locked in pyrite, however, finer grinding will be required.

The Bond ball mill work index of a composite of the three samples was determined to be 16.8kWh/t (metric) in a test using a 150 mesh closing screen.

The recovery of gold by gravity separation ranged from 33% to 43%. Gold extraction by carbon-in-leach from the gravity separation tailing ranged from 97% from the highest grade sample to 86% from the lowest grade sample, resulting in overall gold recoveries by gravity separation and carbon-in-leach ranging from 98% (SJ MET-01) to 91% (SJ MET-03). The cyanide consumption was low at 0.1 to 0.3 kilograms/t NaCN. Test results of the recovery of gold from the gravity separation tailing by flotation ranged from 94% to 98%.

Overall gold recoveries by gravity separation and flotation were 96% to 99%. Further upgrading and/or subsequent treatment would be required after flotation which could lead to some additional loss of gold.

The São Jorge samples responded well to the conventional gold recovery processes tested.

In summary, the mineralized samples responded very well to gravity separation, carbon-in-leach and flotation. Although flotation gave the highest overall gold recovery, further upgrading and/or treatment of the flotation concentrate would be required with the added risk of some, undefined, gold loss associated with the downstream processes.

Metallurgical Testing 2012

A second phase of testwork was carried out by Testwork Desenvolvimento de Processo Ltda. in order to determine the most economical processing route for the ore based on using carbon-in-leach as the metal extraction method.

Several basic metallurgical tests were carried out on the master composite sample. The test work focused on estimating reagent consumption rates, metal recovery, grind size and leaching kinetics. Test work included: (i) granulometric test work; (ii) grindability testing; (iii) gravity concentration test work; (iv) pre-lime addition; (v) kinetic curves for leaching without gravity concentration; (vi) kinetic curves for leaching with gravity concentration; (vii) optimization of cyanide dosage; (viii) bottle roll tests; and (ix) two column tests.

A number of specific conclusions have been drawn from the results of tests conducted in 2006, 2012 and 2013, as segmented and summarized below.

Column Tests

Further column test work on the oxide material should be performed in order to test the technical and economic viability of heap leaching. It is recommended that further leach tests be carried out using coarser feed material (i.e. P80 50 mm, P80 2 mm and P80 13 mm) in order to establish optimum crush size.

Heap leach recoveries for both the oxide and sulfide material were 78.9% and 53.0%, respectively.

Cyanide consumption for the oxide was determined to be approximately 1.1 g/t while for the sulfide it was 1.2 g/t. Column leach tests do not accurately predict reagent consumption for full scale heap leach operations. Typical cyanide consumption for a heap leach operation would be 25% to 40% of the consumption predicted from column leach tests. Lime consumption predicted from column tests would also be higher than full scale operation.

Gravity and Leach Testwork Sulfide & Oxide Ore

The data reviewed suggests that collection of gold through gravity concentration is viable based on recovery, but not feasible based on the low concentrate grades reported. It would have been beneficial to have performed gravity upgrading and/or leach tests on the first pass gravity concentrate in order to establish cyanide consumption rates and overall recoveries.

Gravity concentrate recoveries should be revised and stated with the grade of the concentrate produced.

The selection of the metallurgical sample needs to be verified in order to determine if the samples represent the deposit as it is currently defined.

The recoveries by granulometric fraction were between 74% and 87% for the finer fractions and 90.6% for the coarser, 150 µm, fraction. As the process of sieving classifies material exclusively with respect to size, this may indicate that part of the gold (coarse and liberated) has been retained in the mesh.

For metallurgical samples SJ-AL1-T1 which represents the sulfides and SJ-AL2-T2 which represents the oxides, gold recovery for the finer ground samples P80 75 microns ranged from 91.1% to 95.8% for the sulfides and between 86.1% to 91.2% for the oxides.

For metallurgical samples SJ-AL1-T1 which represents the sulfide ore, gold recovery was increased from an average of 92.4% to 93.7% using a finer grind that is a P80 75 microns as compared to a P80 106 microns.

For metallurgical samples SJ-AL2-T2, which represents the oxide ore, the finer grind size did not affect recovery as both a grind size of P80 75 microns and of P80 106 microns resulted in the same recovery rates.

For metallurgical sample SJ-AL2-T2 low gold recoveries averaging 88% may be attributed to organic fouling.

The GRG tests show how the gold is gradually liberated during the crushing process, and the results indicated that it was possible to attain a maximum gold recovery of 66% when the ore is crushed in stages to a P80 equaling 74 µm. It should be noted that the material was initially ground to a P80 of 212 microns and then subjected to gravity concentration. From the test results it was shown that an overall recovery of 36.5% with a gold grade of 38.91 g/t Au was achieved when the entire sample was ground to a P80 of 212 microns. The gravity tailings were further ground to a particle size of P80 106 microns which then recovered an additional 17.2% of the gold in relation to the feed grade. The tailings from the second stage of concentrating were then ground to a particle size of P80 75 microns and returned a further gold recovery of 12.4%. The cumulative recoveries total 66% recovery. As a result of the three stages of grinding, the final gravity recovery that was achieved could be overstated.

The tailings from the gravity concentration were subjected to leaching with and without carbon present. It was observed that carbon reported to the solid residue which increased the reported tailings grade and reduced the gold recovery (24 hour test).

Gravity gold recovery reached 49.5% and 40.7% when the ore was crushed at P80 levels of 106 µm and 75 µm, respectively.

For met sample MET-01, a grind size of P80 = 75 microns resulted in an overall recovery of 92.1% and was achieved without the use of gravity separation. With gravity separation gold recovery can be slightly increased to 93%. At the coarser grind size of P80 = 106 microns overall recovery was slightly lower at 91.0% with the aid of gravity separation. Overall recovery is a combination of gravity recovery and leaching. Further test work is recommended to validate the benefit of gravity separation.

As the testwork was performed on a lower grade material, it is expected that as the head grade is increased, so too will the recovery of gold.

At an anticipated head grade of approximately 1.57 g/t Au, the overall recovery is expected to be in the range of 94.0% or slightly higher, if the process incorporates a carbon-in-leach circuit with a feed size of P80 = 75 microns or finer.

The results from sample MET-01 indicates no great consumers of cyanide, such as thiocyanate, ferrocyanide or copper cyanide, exist in large concentrations in the solution.

The ore is categorized as medium to hard with a ball mill work index ranging from 13.7 to 15.7 kWh/t.

Results indicate that, at a fine grind of P80 75 microns, and a slightly higher grade of ore (1.18 g/t gold) a recovery of 93.7% is achievable.

Leach kinetics curves indicate that maximum gold recovery can be achieved after 22 hours of leaching for the sulfide ore. Leach kinetic curves were not generated for the oxide ore.

Mineral Resource and Mineral Reserve Estimates

Coffey estimated the Mineral Resource for the São Jorge Project as at November 22, 2013 and amended on January 15, 2014. All grade estimation was completed using Multiple Indicator Kriging for gold. This estimation approach was considered appropriate based on a review of a number of factors, including the quantity and spacing of available data, the interpreted controls on mineralization, and the style of mineralization. The estimation was constrained by a wireframe that separated altered mineralized rock from unaltered rock.

Resource estimates for the São Jorge Project were generated by Coffey on the basis of analytical and technical results available up to November 22, 2013.

Indicated and Inferred Mineral Resources were reported at a cut-off grade of 0.3g/t Au, which was considered an appropriate cut-off based on the three-year trailing average gold price.

The São Jorge resource estimate is based on the following parameters:

●

Wireframes were constructed based on alteration assemblages as defined on 27 drill sections by BGC, which were grouped to form one mineralized solid for resource estimation purposes. As the mineralization is very diffuse, internal waste intervals were accepted within the mineralized domain. The mineralized solid included an oxide and sulphide domain.

●	A block model was constructed that covered the mineralized domain and additional material outside the mineralized domain to allow later pit optimization studies.

●	A block size of 5mE x 5mN x 5mRL was used for all materials without sub-blocking. Attributes coded into the block models included mineralization, grade and weathering.

●	Drillhole data was composited at one m intervals based on the sample lengths most prevalent in the drill database.

●

Multiple indicator kriging was used to interpolate composite grades into the block model based on modelled variography. A three-pass estimation strategy was applied to the mineralized oxide and sulphide domains, applying progressively expanded and less restrictive sample searches to successive estimation passes, and only considering blocks not previously assigned an estimate.

A summary of the estimated resources for the São Jorge Project is provided in the tables below. The resource was classified to the -200mRL, as an estimated limit for a reasonable open pit economic operation. Material below -200mRL was considered too far from data and shows atypical grade distribution as a result and remains unclassified.

Table F-3 Grade Tonnage Total Report Multiple Indicator Kriging Estimate – November 22, 2013 5E x 5mN x 5mRL Selective Mining Unit
	Lower Cut-off Grade (g/t Au)	Mt	Average Grade (g/t Au)	Contained Gold (Koz)
	0.3	14.42	1.54	715
Indicated Mineral Resource	0.4	12.15	1.77	690
	0.5	10.49	1.97	666
	0.3	28.19	1.14	1035
Inferred Mineral Resource	0.4	22.43	1.35	971
	0.5	18.78	1.52	918

Table F-4 Grade Tonnage Report – Oxide Multiple Indicator Kriging Estimate - November 22, 2013 5E x 5mN x 5mRL Selective Mining Unit
	Lower Cut-off Grade (g/t Au)	Mt	Average Grade (g/t Au)	Contained Gold (Koz)
	0.3	1.78	1.42	81
Indicated Mineral Resource	0.4	1.49	1.63	78
	0.5	1.25	1.86	75
	0.3	1.97	1.10	70
Inferred Mineral Resource	0.4	1.57	1.30	65
	0.5	1.30	1.47	62

Table F-5 Grade Tonnage Report – Sulfide Multiple Indicator Kriging Estimate - November 22, 2013 5E x 5mN x 5mRL Selective Mining Unit
	Lower Cut-off Grade (g/t Au)	Mt	Average Grade (g/t Au)	Contained Gold (Koz)
	0.3	12.64	1.56	634
Indicated Mineral Resource	0.4	10.67	1.78	612
	0.5	9.24	1.99	591
	0.3	26.23	1.15	965
Inferred Mineral Resource	0.4	20.86	1.35	905
	0.5	17.48	1.52	856

Other Properties

In addition to the above projects, the Company, through its wholly-owned subsidiaries, holds the following interests in other properties:

Cachoeira Project – the Company currently indirectly holds a 100% interest in the Cachoeira Project, located in Pará State, Brazil. The project consists of three mining concessions and two exploration concessions for a total area of approximately 5,677 ha. In 2014, an economic assessment plan (PAE) was submitted to the Brazilian National Department of Mining Production (now the National Mining Agency – ANM) for the mining concessions within the Cachoeira Project, including certain conceptual engineering studies. Additionally, an Environmental Impact Assessment was submitted to Secretaria de Estado de Meio Ambiente of Para ("SEMA") in 2013 as part of its environmental licensing process, which is ongoing. The Company understands that SEMA's technical review has been completed and that SEMA will submit its technical advice along with the application of the Preliminary License to be endorsed by the Environmental Council of Pará State ("COEMA"). The review and approval of the application submitted by SEMA to COEMA is the last step to receive a preliminary license.

On March 2, 2018, the Company completed the acquisition of 66.66% of the existing 4.0% net production royalty on the Company's Cachoeira Project in consideration for 698,161 GOLD Shares and US$133,320 in cash. The GOLD Shares issued under the transaction were subject to certain resale restrictions pursuant to the terms of the Royalty Purchase Agreement. As a result of the transaction, the existing royalty on the Cachoeira Project was reduced to 1.33% with a minimum payment of US$100,000 per year in lieu of the royalty if production has not commenced by October 3, 2014.

In March 2018, the Company received a court summons from the remaining royalty holder with respect to the annual payment in lieu of the royalty for the years 2014 to 2018. In response thereto, the Company has applied to the court to obtain a discharge from its obligation to make such annual payments on the basis that mining operations at the Cachoeira Project have not begun due to the environmental agency having not issued, in a timely fashion, the necessary licenses for the operation of the mine. The court has accepted the Company's case and the judge presiding over the matter has requested witnesses for the plaintiff to testify in court. A date for the case to be heard by the lower court has not been set. There can be no assurance any such litigation will be determined on terms favourable to the Company.

The Company awaits receipt of comments from the Brazilian regulatory authorities with respect to environmental licensing and permitting. In the interim, the Company continues to meet with local stakeholders. If a preliminary environmental licence and the licence extension previously described are received, the Company will have an additional year to attend to further requirements in order to apply for the environmental installation license, in which case the Company currently intends to evaluate whether to conduct additional engineering or other studies with respect to further development of the Cachoeira Project.

Surubim Project – The information below regarding the Surubim Project has been summarized from the technical report titled "Technical Report, Rio Novo Gold Project and Resource Estimate on the Jau Prospect, Tapajos Region, Para State, Northern Brazil" dated effective November 22, 2013 (the "Rio Novo Technical Report"), prepared for GolddMining and filed under its profile on SEDAR.

The Surubim Project is located in Para State, Brazil approximately 270 km southwest of the town of Itaituba and is road accessible from the Trans-garimpeiro highway. The project consists of the Rio Novo Property and the Surubim Property.

The Surubim Project includes two option agreements: (i) Altoro Mineracao Ltda. (three concessions; Surubim Property); and (ii) Jarbas Duarte Junior (1 concession; Rio Novo Property), on four concessions for a total area of 14,611 ha. One of the non-core concessions with a total area of 1,176 ha is under appeal and GoldMining is awaiting a decision by the ANM. On July 25, 2019 and October 30, 2019 final exploration reports presenting the results of exploration work conducted by BGC on concessions 851.611/1994 and 850.561/2005, respectively, including drilling programs for the largest exploration concession within the Surubim Project, were submitted to ANM. Provided that ANM approves the submitted reports, the Company would then have one year following such approval to present additional required studies to ANM and obtain environmental licensing, if GoldMining wishes to obtain a mining concession. Upon granting of a mining concession over exploration concession 851.611/1994, GoldMining will pay Altoro Mineracao Ltda. the sum of US$650,000.

Pursuant to the agreement with Jarbas on the Rio Novo area, the following payments are due as follows:

●	July 31, 2021: the Company's subsidiary, Mineração Regent Brasil Ltda. ("Regent") shall pay Jarbas the sum of US$40,000; and
●	December 31, 2022: Regent shall pay Jarbas the sum of US$628,000.

The exploration concessions require work and tax payments to keep them in good standing.

Exploration programs completed by previous owners on the project include mapping, geochemical sampling, geophysics, auger drilling (511 holes in 5,863 m), diamond drilling (14,171 m in 68 holes) and metallurgical testwork. GoldMining has not completed any drilling since acquiring the Surubim Project.

The Rio Novo Technical Report included estimates of Inferred Mineral Resources of 0.503 Moz gold (19.440 million tonnes at 0.81 g/t gold) on the Rio Novo area.

There is no current Mineral Resource estimate for the Surubim Property.

Boa Vista Project – the Company, through its interest in the Boa Vista Gold joint venture ("BVG"), currently indirectly holds an 84.05% interest in the Boa Vista Project located in Pará State, Brazil. The Boa Vista Project consists of three exploration licenses for a total area of approximately 9,201 ha. The Company submitted a Final Exploration Report for two of the three exploration licenses in February 2018 (ANM no.850.759/2006 and 850.353/2010) and a Final Report for another exploration license on January 23, 2019 (ANM no.850.643/2006). The Final Exploration Report for all three exploration licenses was approved by the ANM on November 22, 2019.

The project is subject to the following royalty agreements:

1.	1.5% NSR royalty is payable to D'Gold Mineral Ltda.; and
2.	1.5% NSR royalty is payable to Majestic D&M Holdings LLC if Majestic's holdings in BVG drop below 10%.

Pursuant to a mineral rights acquisition agreement, as amended, relating to the project, BVG was required to pay R$3,620,000 in September 2018 to the counterparty thereunder, failing which the counterparty could have sought to terminate the agreement, subject to a cure period. In May 2019, BVG renegotiated the terms of the mineral rights agreement with respect to the aforementioned payment. As a result of the amended terms of the mineral rights agreement, BVG paid R$400,000 in May 2019 to the counterparty and a further R$3,220,000 will be due in December 2022. If BVG fails to make such payment, subject to a cure period, the counterparty may seek to terminate the agreement and the mineral rights that are the subject of the agreement will be returned to the counterparty.

Batistão Project – the Company currently indirectly holds a 100% interest in the Batistão Project located in Mato Grosso State, Brazil. The Company was required to file an Economic Assessment Plan and the Preliminary Environmental Licence, together with the Mining Concession Application by January 2016. The Company requested an extension to submit the Mining Concession Application, due to the market conditions and gold price at the time, which had deteriorated since the Final Exploration Report was submitted to the ANM in 2013. There is no assurance that the ANM will accept the Company's request for an extension.

Montes Áureos and Trinta Projects – the Company currently holds a 51% interest in the Montes Áureos and Trinta Projects located in Pará and Maranhão States, Brazil. The Company is in the process of applying for a mining concession for the Montes Áureos Project and the renewal of the exploration permit for the Trinta Project. Both applications are under review by the ANM and there is no assurance that such applications will be approved by the ANM.

Crucero Project – the Company currently indirectly holds a 100% interest in the Crucero Project, located in the eastern Cordillera of southeastern Peru in the Department of Puno, Province of Carabaya, District of Crucero, and the Quadrangle of Limbani. The Crucero Project is comprised of three mining and five exploration concessions with an aggregate area of 4,600 ha.  The three mining concessions are held indirectly by a wholly-owned subsidiary of GoldMining through a 30-year assignment from a third party running until 2038 and are subject to certain sliding NSRs of 1% to 5%, based on monthly gold prices.

Yarumalito Project – In December 2019, the Company acquired a 100% interest in the Yarumalito Project located in Antioquia, Colombia. The Yarumalito Project consists of one concession for a total area of approximately 1,453 ha. Additionally, the project includes approximately 9.96 ha of real estate and 0.36 ha of possession-occupation rights that partially cover the area of diamond drilling and Mineral Resource documented in the Yarumalito Report. The Yarumalito Project is subject to a 1% NSR. The concession requires approved work programs to be completed and tax to be paid to keep the concession in good standing. As part of the work program, a 1,200 m drill program is required to be completed by August 2022. The drill program will look to upgrade and expand the existing gold and copper resource outlined on the project.

Almaden Project – In March 2020, the Company acquired, through its wholly-owned subsidiary, GMI Idaho Corp., the Almaden Project, located in west-central Idaho.  The Almaden Project is comprised of 12 patented mining claims, 210 federal unpatented lode mining claims, 12 patented claims and 2 leases of private land covering an area of 1,895 hectares.  The Almaden Project is located in Washington County, southwestern Idaho, approximately 20 km east of Weiser and 120 km northwest of Boise, the state capital.  The property is subject to a production royalty of 4% Net Returns payable to two leaseholder parties, a 1% NSR is payable to a third party on the unpatented claims if the average price of gold is less than $425 per ounce and 2% if the average price of gold is equal to or greater than $425 per ounce; the same royalty applies to an area of interest outside of the current property boundaries. A 0.5% NSR royalty is held on the sale of all metallic elements from the property by a third party.  A purchase agreement for 30% of the gold and silver produced on the Property is held by a third party.

Rea Project – the Company currently indirectly holds a 75% interest in the Rea Project and Orano Canada Inc. (formerly Areva Resources Canada Inc.) ("Orano") holds the remaining 25% interest in this project. The Rea Project is located in northeastern Alberta, Canada, approximately 185 km northwest of Fort McMurray. The Rea Project consists of 16 contiguous exploration permits, which cover an area of 125,328 ha in the western part of the Athabasca Basin and surrounds the Maybelle project held by Orano.

Pursuant to a review of the Caribou Protection Plan (the "CPP") announced by the Alberta Department of Environment and Parks in 2016, no new applications for land tenure were accepted by the Department of Coal and Mineral Development, Alberta Energy. An extension on filing mineral assessment reports was granted by the Department of Coal and Mineral Development, Alberta Energy to GoldMining and in March 2019, a further extension was granted to March 31, 2021. On October 15, 2020 a further extension was granted to March 31, 2023. The extension states that until the CPP is finalized, no metallic and industrial mineral permits will be cancelled and mineral assessment reports normally due to maintain permits in good standing will not be required. Once the CPP is finalized, permit and assessment report timelines will be extended accordingly. Extensions will take into consideration any new or existing surface restrictions and time needed to obtain exploration approvals. The Company will plan future programs once this review has been completed.

RISK FACTORS

Potential investors in the Company should be aware that investing in its securities involves a high degree of risk. The risk factors outlined in this section and elsewhere in this Annual Information Form should be carefully considered by investors when evaluating an investment in the Company. These risk factors list some, but not all, of the risks and uncertainties that may have a material adverse effect on the Company's securities. Additional risks and uncertainties not currently known to the Company or that the Company currently deems to be immaterial may also impair the Company's business operations. If the Company is unable to prevent events that have a negative effect from occurring, then its business, results of operations, financial condition and cash flows and the market price of its securities could be materially and adversely affected.

Public Health Crises

An outbreak of epidemics, pandemics or other health crises, such as COVID-19 and the subsequent response by government and private actors to such health crises could result in a materially adverse effect on the Company's business, operations and financial condition. As at the date of the date hereof, the COVID-19 pandemic and efforts to control its spread have significantly curtailed the movement of people, goods and services globally. Emergency measures imposed by governments on business and individuals, including quarantines, travel restrictions, social-distancing, closures of non-essential businesses and shelter-in-place orders, among other measures, have impacted and may further impact our workforce and operations.

The COVID-19 pandemic may lead to risks to employee health and safety and may result in a slowdown or temporary suspension of any exploration activities at some or all of the Company's mineral properties. The conduct of exploration and development programs of the Company may be impacted or delayed due to limitation on employee mobility, travel restrictions and shelter-in-place orders, which may restrict or prevent the Company's ability to access its mineral properties. Any such limitations, restrictions and orders may have a material adverse effect upon ongoing exploration programs at the Company's mineral properties and, ultimately, on our business and financial condition.

In addition, travel and other restrictive measures put in place by governments around the world have made it difficult to complete site visits as part of due diligence of potential project acquisitions, which may delay our ability to carry out our long-term acquisition strategy.

While these effects are expected to be temporary, the duration of the disruptions to business internationally and the related financial impact cannot be estimated with any degree of certainty at this time. The COVID-19 pandemic continues to rapidly evolve and the extent to which it may impact our business, financial condition and results of operations, as well as our plans relating to exploration expenditures and other discretionary items, will depend on future developments, which are highly uncertain and cannot be predicted with confidence.

Commencing in the fourth quarter of 2020, there has been a significant widespread increase or "second wave" in reported infections including in Europe, the United States and Canada, as well as the emergence and rapid spread of new variants of the COVID-19 virus in Europe. In December 2020, various countries approved the use of certain vaccines to aid in the prevention and spread of the COVID-19 virus. Vaccinations started to be rolled out in late 2020 and are expected to continue throughout 2021. Although trial results for the vaccines were positive and encouraging, we cannot predict how successful the vaccines will be against COVID-19 or any of its variants, if there will be significant adverse side effects, how quickly the vaccines will be available and rolled out to the general population, the level of willingness of people to get vaccinated and how long it will take the vaccines to be effective enough for global economies to reopen.

Exploration, Development and Operating Risks

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, the combination of which factors may result in the Company not receiving an adequate return of investment capital.

There is no assurance that the Company's mineral exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company's operations will in part be directly related to the costs and success of its exploration programs, which may be affected by a number of factors. Substantial expenditures are required to establish reserves through drilling and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

Additionally, significant capital investment is required to discover commercial ore and to commercialize production from successful exploration effort and maintain mineral concessions and other rights through payment of applicable taxes, advance royalties and other fees. The commercial viability of a mineral deposit is dependent on a number of factors, including, among others: (i) deposit attributes such as size, grade and proximity to infrastructure; (ii) current and future metal prices; and (iii) governmental regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and necessary supplies and environmental protection. The complete impact of these factors, either alone or in combination, cannot be entirely predicted and their impact may result in the Company not achieving an adequate return on invested capital.

There is no certainty that the expenditures made by the Company towards the search for and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

Uncertainty of Mineral Resources Estimates

The estimates for Mineral Resources contained herein are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved. There are numerous uncertainties inherent in estimating Mineral Resources, including many factors beyond the Company's control. Such estimation is a subjective process, and the accuracy of any Mineral Resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. In addition, there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, if any. If the Company's actual Mineral Resources are less than current estimates or if the Company fails to develop its Mineral Resource base through the realization of identified mineralized potential, its results of operations or financial condition may be materially and adversely affected. Evaluation of Mineral Resources occurs from time to time and they may change depending on further geological interpretation, drilling results and metal prices. The category of Inferred Mineral Resource is often the least reliable Mineral Resource category and is subject to the most variability. The Company regularly evaluates its Mineral Resources and it considers the merits of increasing the reliability of its overall Mineral Resources.

Permitting and License Risks

The future operations of the Company may require permits from various governmental authorities and will be governed by laws and regulations governing prospecting, development, mining, production, export, taxes, labour standards, occupational health, waste disposal, land use, environmental protections, mine safety and other matters. There can be no guarantee that the Company will be able to obtain all necessary licences, permits and approvals that may be required to undertake exploration activity or commence construction or operation of mine facilities on any of its properties. Additionally, there can be no assurance that all permits and licences the Company may require for future exploration or possible future development will be obtainable at all or on reasonable terms.

Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment. Although the Company believes that its exploration activities are currently carried out in accordance with all of the applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail the production or development of the Company's properties. Amendments to current laws and regulations governing the operations and activities of the Company or a more stringent implementation thereof could have a material adverse effect on the Company's business, financial condition and results of operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, the installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may be subject to civil or criminal fines or penalties for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or a more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties.

As previously disclosed, pursuant to the mining licences underlying the Cachoeira Project, the Company was required to commence mining operations at the property by April 2014. Prior to this date, the Company submitted an application to the ANM requesting an extension of two years. The ANM recently informed the Company that such extension was not required until related environmental licenses have been granted, at which time the Company may apply for an extension of two years. While such extension had been granted by the ANM in the past, there can be no assurance that such extension will be granted on terms acceptable to the Company or at all.

Risks Related to Referendums and Resolutions Respecting Prohibition or Restriction of Mining

Mining and exploration activities are subject to various laws and regulations governing prospecting, development, mining, production, export, waste disposal, land use, and other matters. Although the Company believes that its activities are currently carried out in accordance with all applicable laws and regulations, no assurance can be given that new laws, regulations, resolutions or referendums will not be enacted or passed or that existing laws and regulations will not be amended, restricted or applied in a manner that could limit, restrict or curtail the development of the Company's properties. Amendments to current laws and regulations, or the enactment or passing of new laws, regulations, resolutions or referendums governing the operations and activities of the Company could have a material adverse effect on the Company's business, financial condition and results of operations.

As previously disclosed, in late 2017, the municipal council of Titiribi voted in favour of a prohibition on mining in the municipality, which resolution was subsequently declared invalid by the Administrative Tribunal of Antioquia. The municipality has also called a municipal referendum regarding whether to amend its applicable zoning to prohibit mining activities. This referendum was originally scheduled to be held in April 2018. However, it has since been suspended until further notice.

To the extent that any municipality or other governmental authority institutes a ban on exploration and mining activities and the Company is not successful in challenging or appealing such ban, the Company's ability to explore and develop its projects could be limited, which could have a material adverse effect on the Company's business, financial condition and results of operations.

Acquisition of Additional Mineral Properties

In order to grow its business and pursue its long-term growth strategy, the Company may seek to acquire additional mineral interests or merge with or invest in new companies or opportunities. A failure to make acquisitions or investments may limit the Company's growth. In pursuing acquisition and investment opportunities, the Company faces competition from other companies having similar growth and investment strategies, many of which may have substantially greater resources than the Company. Competition for these acquisitions or investment targets could result in increased acquisition or investment prices, higher risks and a diminished pool of businesses, services or products available for acquisition or investment. Additionally, if the Company loses or abandons its interest in any of its mineral projects, there is no assurance that it will be able to acquire another mineral property of merit or that such an acquisition would be approved by applicable regulators.

Risks Related to Potential Dilution to Common Shares

The number of common shares the Company is authorized to issue is unlimited, and as such, the Company may issue additional GOLD Shares from time to time for various reasons, including, but not limited to, for the purposes of raising capital or acquiring mineral properties. These further issuances of GOLD Shares may have a depressive effect on the price of the GOLD Shares and will dilute the voting power of the Company's existing shareholders and the potential value of each of the GOLD Shares.

In addition, the Company has issued potentially dilutive securities in the form of incentive stock options to purchase GOLD Shares pursuant to the Company's stock option plan, and restricted share rights. The Company may also issue additional GOLD Shares in future acquisitions, future offerings (including through the sale of convertible securities) and on the exercise of stock options.

Government and Community/Stakeholder Regulation and Approvals

Natural resources companies face increasing public scrutiny of their activities. The Company may face pressure to demonstrate that, in addition to seeking to generate returns for its shareholders, other stakeholders benefit from the Company's activities, including local governments and the communities surrounding or nearby its properties. The potential consequences of these pressures include reputational damages, lawsuits, increasing social investment obligations and pressure to increase taxes, future royalties or other contributions to local governments and surrounding communities. These pressures may also impair the Company's ability to successfully obtain permits and approvals required for its operations.

Mineral exploration activities of the Company are subject to extensive laws and regulations governing prospecting, exploration, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, waste disposal, water use, land claims of local people, protection of historic and archaeological sites, mine development, protection of endangered and protected species and other matters.

Government and community/stakeholder approvals may be required in connection with the Company's operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from continuing its exploration or mining operations or from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

The Company's mineral exploration activities may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase royalties payable or the costs related to the Company's activities or maintaining its properties. Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, government imposed royalties, claim fees, export controls, income taxes, and expropriation of property, environmental legislation and mine safety. The effect of these factors cannot be accurately predicted.

Presence of Artisanal Miners

Artisanal mining is currently present at some of the Company's mineral properties. Such artisanal miners have the potential to delay and/or interfere with work on the Company's projects and may present a potential security threat to employees and operations. The Company has a policy of maintaining good relations with the local communities and the artisanal miners in order to minimize such risks. There are risks that the development of the Company's projects could be delayed due to circumstances beyond the Company's control, including without limitation circumstances relating to the presence of artisanal miners, and any such delays could negatively impact the Company's exploration and development plans, result in additional expenses on its part, or prevent the development of its projects.

Risks in Mining and Development

The Company's activities related to the exploration and development of its projects are subject to hazards and risks inherent in the mining industry. These risks, include, but are not limited to, rock falls, rock bursts, collapses, seismic activity, flooding, environmental pollution, mechanical equipment failure, facility performance issues, and periodic disruption due to inclement or hazardous weather conditions. Such risks could result in personal injury or fatality, damage to equipment or infrastructure, environmental damage, delays, suspensions or permanent cessation of activities, monetary losses and possible legal liability.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants that affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage and government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company's operations, financial condition and results of operations.

Title Risk and Loss of Interest in Properties

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to its interests in any properties, there is no guarantee that title to any such properties will not be challenged or impaired. Third parties may have valid claims underlying portions of the Company's interests, including prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to operate on such properties as permitted or to enforce its rights with respect to such properties.

Certain of the Company's mineral projects are subject to option and similar agreements, which require it to make cash and/or share payments and to incur exploration and development expenditures in order to maintain and/or earn its interest. Failure to obtain additional financing may result in the Company being unable to make periodic payments required for the maintenance or acquisition of these properties and could result in a delay or postponement of further exploration and the partial or total loss of the Company's interest in these properties.

Environmental and Safety Regulation and Risk

Environmental laws and regulations may affect the operations of the Company. These laws and regulations set various standards regulating certain aspects of health and environmental quality. They provide for penalties and other liabilities for the violation of such standards and establish, in certain circumstances, obligations to rehabilitate current and former facilities and locations where operations are or were conducted. The permission to operate can be withdrawn temporarily where there is evidence of serious breaches of health and safety standards, or even permanently in the case of extreme breaches. Significant liabilities could be imposed on the Company for damages, cleanup costs or penalties in the event of certain discharges into the environment, environmental damage caused by previous owners of acquired properties or noncompliance with environmental laws or regulations. In all major developments, the Company generally relies, or will rely, on recognized designers and development contractors from which the Company will, in the first instance, seek indemnities. The Company intends to minimize risks by taking steps to ensure compliance with environmental, health and safety laws and regulations and operating to applicable environmental standards. There is a risk that environmental laws and regulations may become more onerous, making the Company's operations more expensive.

Contractor Performance

As the Company continues with the exploration and advancement of its projects, timely and cost-effective completion of work will depend largely on the performance of the Company's contractors. If any of these contractors or consultants do not perform to accepted or expected standards, the Company may be required to hire different contractors to complete tasks, which may impact schedules and add costs to the Company's projects, and in some cases, lead to significant risks and losses. A major contractor default or the failure to properly manage contractor performance could have an adverse effect on the Company's results.

Compliance Costs

The Company is subject to various laws and regulations. The costs associated with compliance with such laws and regulations may cause substantial delays and require significant cash and financial expenditure, which may have a material adverse effect on the Company or the development of the Company's projects.

The Company relies on various counsel, consultants and advisors in respect of legal, environmental compliance, banking, financing and tax matters in order to ensure compliance with material legal, regulatory and governmental developments as they pertain to and affect the Company's operations. Nevertheless, the Company may fail to comply with a legal or regulatory requirement, which may lead to the revocation of certain rights or to penalties or fees and in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to case or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.

Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws. Any of the foregoing may have a material adverse effect on the Company or the development of its projects.

Economic Conditions

Many industries, including the precious metals mining industry, are impacted by volatile market conditions. Global financial conditions remain subject to sudden and rapid destabilization in response to economic shocks. A slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, fluctuations in fuel and energy costs, consumer debt levels, lack of available credit, the state of financial markets, interest rates and tax rates may adversely affect the Company's growth and financial condition. Any sudden or rapid destabilization of global economic conditions could impact the Company's ability to obtain equity or debt financing in the future on terms favourable to the Company or at all. In such an event, the Company's operations and financial condition could be adversely affected.

Commodity Price Risk

The Company is exposed to commodity price risk. The price of gold or other commodities fluctuates widely and may be affected by numerous factors beyond the Company's control, including, but not limited to, the sale or purchase of commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, global and regional supply and demand, and political and economic climates and conditions of major mineral-producing countries around the world.

Declines in the market price of gold, base metals and other minerals may adversely affect the Company's ability to raise capital or attract joint venture partners in order to fund its ongoing operations and meet obligations under option and other agreements underlying its mineral interests. Commodity price declines could also reduce the amount the Company would receive on the disposition of one of its mineral properties to a third party.

No Known Reserves and Limited Operating History

The Company has no history of earnings. There are no known commercial quantities of Mineral Reserves on the Company's mineral projects. Development of the Company's projects will only follow upon obtaining satisfactory results of further exploration work and geological and other studies. Exploration and the development of natural resources involve a high degree of risk and few properties which are explored are ultimately developed into producing properties. There is no assurance that the Company's exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors. Even if commercial quantities of minerals are discovered, the exploration properties may not be brought into a state of commercial production. The commercial viability of a mineral deposit once discovered is also dependent on various factors, including particulars of the deposit itself, proximity to infrastructure, metal prices, and availability of power and water to permit development.

Further, the Company is subject to many risks common to mineral exploration companies, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and the lack of revenues. There is no assurance the Company will be successful in achieving a return on shareholder's investment and the likelihood of success must be considered in light of its early-stage operations.

Uncertainty of Profitability and Financing Risks

The Company has no history of earnings, and, due to the nature of its business, there can be no assurance that the Company will be profitable. The Company has paid no dividends on the GOLD Shares since incorporation and does not anticipate doing so in the foreseeable future. The only present source of funds available to the Company is through the sale of its equity shares. Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially minable deposit exists on any of its properties. While the Company may generate additional working capital through further equity offerings, there is no assurance that any such funds will be available on terms acceptable to the Company, or at all. If available, future equity financing may result in substantial dilution to shareholders. At present it is impossible to determine what amounts of additional funds, if any, may be required.

Securities markets have at times in the past experienced a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be exploration stage companies such as the Company, have experienced wide fluctuations in share prices which have not necessarily been related to their operating performance, underlying asset values or prospects. There can be no assurance that these kinds of share price fluctuations will not occur in the future, and no way to predict, if they do occur, how severe the impact may be on the Company's ability to raise additional funds through equity issues and corresponding effect on the Company's financial position. As certain milestone payments in connection with the Company's properties may be payable in GOLD Shares, a lower market price for such GOLD Shares will result in increased dilution to the Company's existing shareholders.

Competitive Conditions

The mining industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial and technical resources. Competition in the precious metals mining industry is primarily for: mineral rich properties that can be developed and produced economically; technical expertise to find, develop, and operate such properties; labour to operate the properties; and capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a global basis. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop mining properties. Existing or future competition in the mining industry could materially adversely affect the Company's prospects for mineral exploration and success in the future.

Currency Fluctuations

The Company maintains accounts in currencies including the United States dollars, Canadian dollars, Brazilian Reals and Colombian Pesos. While financings have all been conducted in Canadian dollars, the Company conducts its business using all the aforementioned currencies depending on the location of the operations in question and the payment obligations involved. Accordingly, the results of the Company's operations are subject to currency exchange risks, particularly to changes in the exchange rate between the United States and Canadian dollars. To date, the Company has not engaged in any formal hedging program to mitigate these risks. The fluctuations in currency exchange rates, particularly between the United States and Canadian dollars, may significantly impact on the Company's financial position and results of operations in the future.

Specialized Skill and Knowledge

The success of the Company is or will be dependent on a relatively small number of key management personnel, employees and consultants. Such skills and knowledge include the areas of permitting, geology, drilling, metallurgy, logistical planning, engineering and implementation of exploration programs, as well as finance and accounting. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company. The Company's ability to manage its exploration and future development activities, and hence its success, will depend in large part on the efforts of these individuals. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel.

Litigation

The Company is subject to litigation risks. All industries, including the mining industry, are subject to legal claims, with and without merit. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding to which the Company is or may become subject could have a material effect on its financial position, results of operations or the Company's mining and project development operations.

Foreign Operations Risks

Political and related legal and economic uncertainty may exist in countries where the Company may operate. The Company's mineral exploration and mining activities may be adversely affected by political instability and changes to government regulation relating to the mining industry. Other risks of foreign operations include political unrest, labour disputes, invalidation of governmental orders and permits, corruption, war, civil disturbances and terrorist actions, arbitrary changes in law or policies of particular countries, foreign taxation, price controls, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on gold exports and increased financing costs. These risks may limit or disrupt the Company's projects, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation.

Presently, the Company's mineral properties are primarily located in Canada, the United States, Brazil, Peru and Colombia. While the Company believes that these jurisdictions represent favourable environments for mining companies to operate, there can be no assurance that changes in the laws of these jurisdictions or changes in the regulatory environment for mining companies or for non-domiciled companies in these jurisdictions will not be made that would adversely affect the Company. Brazil is currently undergoing a review of its mining legislation that may result in changes to mining licences, which has delayed approvals for new mining licences, and may result in applications for mining licences being converted to a competitive procedure. It is also possible that current or future social unrest in Brazil will adversely affect the Company's operations.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company's operations or profitability.

Possible Conflicts of Interest of Directors and Officers of GoldMining

Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development and, consequently, there exists the possibility for such directors and officers to be in a position of conflict. In addition, Amir Adnani, the Chairman and a director of the Company and Garnet Dawson, the Chief Executive Officer and a director of the Company, are also directors of GRC, and Alastair Still, the Executive Vice President, Chief Development Officer of the Company is the Director of Technical Services of GRC. As a result of their positions with GRC, they may have a potential conflict of interest with respect to the GRC Royalty Agreement and ongoing matters relating to GRC's royalties and other interests on properties owned the Company and its other subsidiaries.

The Company expects that any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders, but there can be no assurance in this regard. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest or which are governed by the procedures set forth in the CBCA and any other applicable law.

Uninsurable Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. Such occurrences could result in damage to mineral properties or facilities thereon, personal injury or death, environmental damage to the Company's properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although the Company maintains insurance to protect against certain risks in such amounts as it considers being reasonable, its insurance will not cover all of the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover certain risks at economically feasible premiums. In addition, insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. As a result, the Company may become subject to liability for pollution or other hazards that may not be insured against. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Joint Ventures

The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company's profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on the Company's future cash flows, earnings, results of operations and financial condition: (i) failure to reach definitive agreements with joint venture partners to govern the joint venture; (ii) disagreement with joint venture partners on how to develop and operate mines efficiently; (iii) inability of joint venture partners to meet their obligations under the joint venture or to third parties; and (iv) litigation between joint venture partners regarding joint venture matters.

Capital Cost Estimates

Capital and operating cost estimates made in respect of the Company's current and future development projects and mines may not prove to be accurate. Capital and operating costs are estimated based on the interpretation of geological data, feasibility studies, anticipated climatic conditions and other factors. Any of the following events, among the other events and uncertainties described herein, could affect the ultimate accuracy of such estimates: (i) unanticipated changes in grade and tonnage of ore to be mined and processed; (ii) incorrect data on which engineering assumptions are made; (iii) delay in construction schedules and unanticipated transportation costs; (iv) the accuracy of major equipment and construction cost estimates; (v) labour negotiations; (vi) changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting and restrictions on production quotas on exportation of minerals); and (vii) title claims.

DIVIDENDS AND DISTRIBUTIONS

The Company currently intends to retain future earnings, if any, for use in its business and does not anticipate paying dividends on GOLD Shares in the foreseeable future. Any determination to pay future dividends will remain at the discretion of the Company's board of directors and will be made taking into account its financial condition and other factors deemed relevant by the board. The Company has not paid any dividends on its GOLD Shares since its incorporation.

The Company is subject to certain restrictions on the declaration and payment of dividends as set out in the CBCA. In particular, the CBCA provides that a company will not declare or pay a dividend in property, including money, if there are reasonable grounds for believing that the company is insolvent or the payment of the dividend would render the company insolvent.

DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

Authorized Capital

The authorized share capital of the Company consists of an unlimited number of GOLD Shares, of which 148,732,142 GOLD Shares were outstanding as of the close of business on February 27, 2021, and an unlimited number of preferred shares in series, of which none were outstanding as of the close of business on February 27, 2021. Holders of GOLD Shares are entitled to one vote for each GOLD Share held on all ballots taken at all meetings of GoldMining's shareholders.

As of the close of business on February 27, 2021, 10,687,000 options to acquire 10,687,000 GOLD Shares and no warrants providing for the issuance of GOLD Shares have been granted and issued and remain unexercised. These figures exclude 26,738 GOLD Shares issuable upon exercise of 106,952 options of a subsidiary of GoldMining. In addition, as at the close of business on February 27, 2021, 49,040 restricted share rights to acquire 49,040 GOLD Shares have been granted and issued and remain unvested.

Common Shares

Registered holders of GOLD Shares are entitled to receive notice to attend and to cast one vote per GOLD Share held at all meetings of the Company's shareholders, except meetings at which only registered holders of some other specified class or series are, at law or pursuant to the Articles of Continuance, entitled to vote. Subject to any prior rights of the registered holders of the preferred shares of the Company and of the registered holders of any other shares of the Company ranking senior to the common shares with respect to payment of dividends, the registered holders of GOLD Shares have the right to receive dividends, if any, in such amount and payable in such manner as the Company's board of directors in its discretion may declare. In the event of the liquidation, dissolution or winding up of the Company or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, registered holders of GOLD Shares will, subject to any prior rights of the registered holders of preferred shares of the Company and any other class of shares of the Company ranking senior to the GOLD Shares, have the right to receive, equally on a share-for-share basis, the remaining assets of the Company.

Preferred Shares

The preferred shares are issuable in series. The preferred shares of each series rank in parity with the preferred shares of every other series with respect to dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs. The preferred shares are entitled to a preference over the GOLD Shares and any other shares ranking junior to the preferred shares with respect to priority in the payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs.

The Company's board of directors is empowered to fix the number of preferred shares and the rights to be attached to the preferred shares of each series, including the rate, amount or kind of dividends and any conversion, voting and redemption rights. Subject to the Company's by-laws and applicable law, the holders of preferred shares, as a class, are not entitled to receive notice of or attend or vote at meetings of the Company's shareholders.

MARKET FOR SECURITIES

Trading Price and Volume

The following table sets forth the price ranges and volume of GOLD Shares traded on the TSX from December 1, 2019 to November 30, 2020.

Period	High ($)	Low ($)	Volume (#)
2020
November	$3.25	$2.53	7,733,087
October	$3.50	$2.79	7,333,517
September	$3.77	$2.75	13,326,433
August	$3.79	$2.03	25,035,705
July	$2.48	$2.13	7,430,385
June	$2.38	$1.46	9,139,434
May	$1.75	$1.45	9,430,747
April	$1.81	$1.20	10,910,153
March	$1.78	$0.85	12,691,493
February	$2.05	$1.18	8,757,663
January	$1.68	$1.24	4,745,664
2019
December	$1.37	$1.14	2,705,137

Prior Sales

The Company issued the following securities during the twelve months for the financial year ended November 30, 2020.

Common Shares

Date of Issue	Number of Securities	Issue Price ($)
December 2, 2019	1,118,359	$1.07	(1)
December 5, 2019	30,000	$0.71	(2)
December 12, 2019	818,180	$0.75	(3)
December 17, 2019	20,000	$0.75	(3)
December 24, 2019	125,749	$0.75	(3)
December 27, 2019	60,000	$0.75	(3)
December 30, 2019	745,454	$0.75	(3)
December 30, 2019	150,000	$0.71	(2)
December 31, 2019	18,000	$0.75	(3)
January 2, 2020	300,000	$0.75	(3)
January 2, 2020	2,500	$0.78	(2)
January 3, 2020	100,000	$0.71	(2)
January 3, 2020	12,500	$0.78	(2)
January 3, 2020	6,250	$1.05	(2)
January 3, 2020	550,000	$0.75	(3)
January 6, 2020	1,134,603	$0.75	(3)
January 8, 2020	200,000	$0.73	(2)
January 8, 2020	150,000	$0.71	(2)
January 13, 2020	100,000	$0.71	(2)
January 16, 2020	10,000	$0.71	(2)
January 17, 2020	30,000	$0.71	(2)
January 24, 2020	215,000	$0.71	(2)
January 27, 2020	7,000	$0.71	(2)
February 3, 2020	75,000	$0.71	(2)
February 4, 2020	9,000	$0.71	(2)
February 4, 2020	2,500	$0.78	(2)
February 4, 2020	2,500	$0.75	(2)
February 5, 2020	58,000	$0.71	(2)
February 5, 2020	50,000	$0.73	(2)
February 6, 2020	185,000	$0.71	(2)
February 6, 2020	125,000	$0.73	(2)
February 20, 2020	7,500	$0.78	(2)
February 20, 2020	37,500	$1.23	(2)
February 25, 2020	33,000	$1.74	(2)
March 2, 2020	337,619	$1.70	(4)
March 3, 2020	55,000	$0.73	(2)
March 3, 2020	2,500	$0.78	(2)
March 3, 2020	5,000	$0.94	(2)
March 3, 2020	14,000	$1.05	(2)
March 6, 2020	35,000	$0.73	(2)
March 6, 2020	60,000	$0.78	(2)
March 6, 2020	15,000	$1.05	(2)
March 12, 2020	37,500	$0.78	(2)
March 24, 2020	2,500	$1.05	(2)
March 25, 2020	1,875	$1.05	(2)
March 25, 2020	15,000	$0.78	(2)

April 21, 2020	100,000	$1.50	(2)
April 21, 2020	25,000	$0.73	(2)
May 11, 2020	20,000	$1.05	(2)
June 12, 2020	75,700	$1.05	(5)
June 24, 2020	15,000	$0.78	(2)
June 24, 2020	2,500	$1.05	(2)
June 29, 2020	10,416	$0.96	(5)
June 30, 2020	30,000	$0.73	(2)
July 2, 2020	20,000	$1.69	(2)
July 7, 2020	9,119	$1.05	(2)
July 7, 2020	70,000	$0.78	(2)
July 7, 2020	50,000	$1.75	(2)
July 7, 2020	50,000	$1.69	(2)
July 8, 2020	25,000	$0.78	(2)
July 9, 2020	35,000	$1.05	(2)
July 9, 2020	5,000	$0.78	(2)
July 9, 2020	100,000	$1.50	(2)
July 14, 2020	100,000	$0.78	(2)
July 16, 2020	2,697	$1.05	(2)
July 27, 2020	37,500	$1.69	(2)
August 6, 2020	25,000	$0.78	(2)
August 7, 2020	12,373	$1.05	(2)
August 19, 2020	100,000	$0.73	(2)
August 19, 2020	200,000	$0.78	(2)
August 19, 2020	70,000	$2.01	(2)
August 21, 2020	20,000	$1.50	(2)
August 21, 2020	17,500	$1.69	(2)
August 24, 2020	93,500	$1.69	(2)
August 24, 2020	7,500	$1.05	(2)
August 25, 2020	7,500	$1.69	(2)
August 25, 2020	2,500	$0.78	(2)
August 25, 2020	10,000	$1.05	(2)
August 27, 2020	75,000	$1.69	(2)
August 27, 2020	50,000	$0.78	(2)
August 28, 2020	22,835	$1.05	(2)
August 28, 2020	160,000	$1.69	(2)
September 2, 2020	20,000	$1.75	(2)
September 2, 2020	25,000	$1.69	(2)
September 4, 2020	30,000	$1.50	(2)
September 4, 2020	10,000	$1.69	(2)
September 8, 2020	100,000	$1.74	(2)
September 8, 2020	40,000	$1.69	(2)
September 9, 2020	200,000	$1.69	(2)
September 9, 2020	137,500	$1.05	(2)
September 24, 2020	12,500	$2.86	(5)
September 28, 2020	7,500	$1.05	(2)
October 8, 2020	100,000	$1.50	(2)
October 8, 2020	37,750	$1.69	(2)
October 9, 2020	70,000	$0.73	(2)
October 26, 2020	40,000	$1.69	(2)
November 13, 2020	20,000	$0.73	(2)
November 19, 2020	6,210	$2.92	(5)
November 26, 2020	15,000	$0.78	(2)
November 26, 2020	98,537	$2.72	(5)

_________________

Notes:

1.	Issued in connection with an asset purchase agreement dated November 1, 2019. GoldMining did not receive any cash proceeds for this share issuance.
2.	Option Exercise.
3.	Warrant Exercise.
4.	Issued in connection with an asset purchase agreement dated February 24, 2020. GoldMining did not receive any cash proceeds for this share issuance.
5.	Restricted Share Rights vested.

Convertible Securities

Type of Securities Issued	Date of Issue	Number of Securities	Issue or Exercise Price per Security ($)
Options	January 20, 2020	565,000	$1.50
Options	January 29, 2020	100,000	$1.50
Options	July 8, 2020	115,000	$2.28
Options	August 1, 2020	150,000	$2.22
Options	August 31, 2020	50,000	$3.38
Options	September 24, 2020	200,000	$2.86
Restricted Share Rights	September 24, 2020	50,000	$2.86
Options	November 19, 2020	1,515,000	$2.88
Restricted Share Rights	November 19, 2020	17,750	$2.92

ESCROWED SECURITIES AND SECURITIES SUBJECT TO
CONTRACTUAL RESTRICTION ON TRANSFER

The following table sets forth escrowed securities and securities subject to contractual restrictions on transfer:

Designation of Class	Number of Securities Held in Escrow or that are Subject to a Contractual Restriction on Transfer[8]	Percentage of Class
Common Shares[1]	3,500,000	2.35%
Common Shares[2]	5,000,000	3.36%
Common Shares[3]	4,000,000	2.69%
Common Shares[4]	3,500,000	2.35%
Common Shares[5]	698,161	0.47%
Common Shares[6]	1,118,359	0.75%
Common Shares[7]	337,619	0.23%
Total Common Shares	18,154,139	12.21%

________________

Notes:

1.

Pursuant to the asset purchase agreement dated July 20, 2015 respecting the Whistler Project, Kiska is restricted from (i): selling or otherwise disposing or dealing with GOLD Shares representing more than 10% of the aggregate trading volume of GOLD Shares trade on the primary exchange or quotation service for the GOLD Shares on any given day; and (ii) disposing of its GOLD Shares for a period of 30 days after the Company has notified Kiska in writing that the Company is in the process of completing an equity financing.

2.

Pursuant to the share purchase agreement dated August 17, 2016 respecting the Titiribi Project, Trilogy Metals is restricted from: (i) selling or otherwise disposing or dealing with GOLD Shares representing more than 10% of the volume of the GOLD Shares traded on any given day; and (ii) disposing of its GOLD Shares within 30 days of any equity financing undertaken by the Company.

3.

Pursuant to the asset purchase agreement dated May 9, 2017 between the Company and the court-appointed receiver of Tyhee N.W.T. Corp. (the "Tyhee Agreement"), the holders of the shares issued as consideration (the "Tyhee Consideration Shares") pursuant to the Tyhee Agreement are restricted from: (i) selling or disposing any of its Tyhee Consideration Shares without providing the Company ten days' written notice thereof; (ii) selling or otherwise disposing or dealing with its Tyhee Consideration Shares representing more than 10% of the volume of GOLD Shares traded on the primary exchange or quotation service for the GOLD Shares on any given day; and (iii) disposing of its Tyhee Consideration Shares within 30 days of any equity financing undertaken by the Company.

4.

Pursuant to the share purchase agreement (the "Lupaka Agreement") dated September 19, 2017 among GoldMining Inc., Lupaka Gold Corp., and a subsidiary of Lupaka Gold Corp (in this section, together with Lupaka Gold Corp., "Lupaka"), Lupaka is restricted from: (i) selling or disposing any of the GOLD Shares issued to it as consideration under the Lupaka Agreement (the "Lupaka Consideration Shares") without providing the Company five business days to privately place such Lupaka Consideration Shares at market price; (ii) selling or otherwise disposing or dealing with the Lupaka Consideration Shares representing more than 12% of the volume of GOLD Shares traded on the primary exchange or quotation service for the GOLD Shares on any given day; and (iii) disposing any of the Lupaka Consideration Shares for a period of 20 days after the Company has notified Lupaka in writing that the Company is in the process of completing an equity financing.

5.

Pursuant to the Cachoeira Royalty Purchase Agreement dated February 21, 2018 among BRI Mineração Ltda., CCO Mineração Ltda., MFW Engenharia E Mineração Ltda., and José Pereira Botelho (collectively, the "Vendors"), the GOLD Shares issued to each of the Vendors are subject to the following escrow and resale restrictions: none of the Vendors, on any given day, shall sell or dispose any of the GOLD Shares delivered to them as consideration under the Cachoeira Royalty Purchase Agreement representing more than ten percent (10%) of the volume of GOLD Shares traded on the primary exchange or quotation service for the GOLD Shares.

6.

Pursuant to the asset purchase agreement dated November 1, 2019 among the Company, GoldMining Exploraciones S.A.S., Newrange and Corporacion Minera de Colombia S.A.S., the GOLD Shares issued to Newrange (the "Payment Shares") are subject to the following escrow and resale restrictions: Newrange, on any given day, shall not sell or dispose any of the Payment Shares representing more than ten percent (10%) of the volume of GOLD Shares traded on the TSX (or such other exchange or quotation service which is the primary exchange or quotation service for the GOLD Shares from time to time).

7.

Pursuant to the Almaden APA, Sailfish is: (i) restricted from selling or otherwise disposing or dealing with the GOLD Shares issued to Sailfish (the "Fish Shares") representing more than 10% of the aggregate trading volume of GOLD Shares trade on the TSX (or such other exchange or quotation service which is the primary exchange or quotation service for the GOLD Shares from time to time) on any given day; and (ii) for a period of forty-eight (48) months after March 3, 2020, Sailfish shall not: (a) vote any of the Fish Shares against management recommendations at any meeting of holders of GOLD Shares; (b) acquire or propose to acquire any additional GOLD Shares, other than pursuant to the Almaden APA; or (c) solicit proxies in connection with any meeting of holders of GOLD Shares, initiate any shareholder proposal or takeover bid for securities of the Company or otherwise attempt to cause a change of control of the Company.

8.

The figures provided for in this table are as of the initial date of issuance of such securities, and does not necessarily reflect the current number of securities subject to escrow or other restrictions on transfer. For clarity, the figures do not reflect any transfers, dispositions or other dealings that the security holder may have undertaken with respect to such securities subsequent to the initial date of issuance.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The term of office of each of the Company's directors expires at the Company's next annual general meeting at which directors are elected for the upcoming year or when his or her successor is duly elected.

As at the date of this Annual Information Form, the directors and executive officers of the Corporation, as a group, beneficially owned, or exercised control or direction over, directly or indirectly, an aggregate of: (i) 8,434,604 GOLD Shares, representing approximately 5.67% of the issued and outstanding GOLD Shares as of such date; (ii) an aggregate of 6,520,000 options of the Company, representing approximately 61.01% of the issued and outstanding options of the Company as of such date; (iii) aggregate of 37,500 restricted share rights of the Company, representing approximately 76.47% of the issued and outstanding restricted share rights of the Company; and (iv) an aggregate of 1,500,000 restricted shares of GRC, representing approximately 75% of the issued and outstanding restricted share rights of GRC.

The following table sets forth the name, province or state and country of residence, position or office held with the Company, principal occupation for the immediately preceding five years and securities ownership of each of the directors and executive officers of the Company as at the date of this Annual Information Form:

Name, Place of Residence and Present Position with GoldMining	Principal Occupation for the Past Five Years	Director or Officer Since	Number of Common Shares, Options, Warrants and Restricted Share Rights of the Company Held
Amir Adnani Chairman and Director British Columbia, Canada

Mr. Adnani is a founder and serves as the President, Chief Executive Officer, Principal Executive Officer and a director of Uranium Energy Corp., a public mining and exploration company listed on the NYSE American, since January 2005. Mr. Adnani is also the Chairman and a director of Uranium Royalty Corp., a public company listed on the TSX Venture Exchange since December 2019.

		Director since August 18, 2010 Chairman since January 4, 2011	Common Shares: 6,500,154[1] Options: 2,350,000 Warrants: Nil Restricted Share Rights: Nil
Pat Obara Secretary and Chief Financial Officer British Columbia, Canada

Mr. Obara has served as the Chief Financial Officer of GoldMining since January 2011 and as the Secretary of GoldMining since September 2009. Mr. Obara has served as Secretary, Treasurer and Chief Financial Officer of Uranium Energy Corp. (a mining and exploration company) since October 29, 2015. Prior to this, Mr. Obara served as Vice President Administration of Uranium Energy Corp., from January 2011 to September 2015 and as Secretary, Treasurer, Chief Financial Officer and Principal Accounting Officer of Uranium Energy Corp., from August 2006 to January 2011.

		Secretary since September 9, 2009 Chief Financial Officer since January 4, 2011	Common Shares: 863,670 Options: 1,135,000 Warrants: Nil Restricted Share Rights: Nil

Name, Place of Residence and Present Position with GoldMining	Principal Occupation for the Past Five Years	Director or Officer Since	Number of Common Shares, Options, Warrants and Restricted Share Rights of the Company Held
David Kong[2,3] Director British Columbia, Canada

Mr. Kong has served as a director of New Pacific Metals Corp. (a mining and exploration company) since November 2010, Uranium Energy Corp. (a mining and exploration company) since January 2011 and Silvercorp Metals Inc. (a mining company) since November 2011. Mr. Kong was a partner at Ellis Foster, Chartered Accountants from 1981 to 2004, before merging with Ernst & Young LLP in 2005, where he was a partner until 2010. Mr. Kong served as a director of New Era Minerals Inc. from June 2014 to April 2016.

		October 29, 2010	Common Shares: 51,851 Options: 230,000 Warrants: Nil Restricted Share Rights: Nil
Gloria Ballesta[2,3,4] Director Bogotá, Capital District, Colombia

Ms. Ballesta has served as Chief Executive Officer of Content Mode SAS, a private Colombian company and contact center, since January 2016, and as a director of Uranium Energy Corp. (a mining and exploration company) since July 2018. Ms. Ballesta served as a paralegal for Uranium Energy Corp. from May 2010 to December 2012.

		August 18, 2010	Common Shares: 24,152 Options: 280,000 Warrants: Nil Restricted Share Rights: Nil
Hon. Herb Dhaliwal[2,3,4] Director British Columbia, Canada

Mr. Dhaliwal has served as the Chief Executive Officer of Dynamic Facility Services Ltd., a private maintenance company servicing government institutions and large corporations since 2004. Mr. Dhaliwal served as a director of East West Petroleum Corp., a public company listed on the TSX Venture Exchange from July 2010 to October 2017.

		March 1, 2013	Common Shares: Nil Options: 245,000 Warrants: Nil Restricted Share Rights: Nil
Mario Bernardo Garnero[4] Director Sao Paulo, Brazil

Mr. Mario Bernardo Garnero serves as Marketing Director and Superintendent Director of the Brasilinvest Group, a Brazilian business established in 1975, by his father, as a private merchant bank. Mr. Garnero also serves as Vice President of Brasilinvest USA, a company which represents the interests of Brasilinvest Group in the United States. Mr. Garnero is also President of Fórum das Américas, a Brazilian company established in 1978 dedicated to important discussions related to the American continent such as sustainable development, human rights and the environment.

		March 28, 2018	Common Shares: 53,000 Options: 225,000 Warrants: Nil Restricted Share Rights: Nil
Garnet Dawson Chief Executive Officer and Director British Columbia, Canada

Mr. Dawson has served as Chief Executive Officer of the Company since December 2014 and before this as Technical Director of the Company in 2014. Prior to this, Mr. Dawson held executive and technical roles with several organizations including Brazilian Gold Corporation, EuroZinc Mining Corporation, Battle Mountain Canada Inc., BC Geological Survey and Esso Minerals Canada.

		Chief Executive Officer since December 15, 2014 Director since May 24, 2018	Common Shares: 215,111 Options: 1,280,000 Warrants: Nil Restricted Share Rights: Nil
Paulo Pereira President Brasilia, Distrito Federal (DF) Brazil	Mr. Pereira has served as President of the Company since December 2014 and previously Vice President of Exploration of GoldMining since August 2011.	December 15, 2014	Common Shares: 714,166 Options: 575,000 Warrants: Nil Restricted Share Rights: Nil
Alastair Still Executive Vice President, Chief Development Officer British Columbia, Canada

Mr. Still has served as Executive Vice President and Chief Development Officer of GoldMining since October 2020. Prior to this, Mr. Still served as Director, Corporate Development for Newmont Corporation (formerly Goldcorp Inc.) from 2015 to 2020.

		October 1, 2020	Common Shares: 12,500[5] Options: 200,000[5] Warrants: Nil Restricted Share Rights: 37,500[6]

________________

Notes:

1.	Includes 1,402,654 common shares held by Amir Adnani Corp. and 150,000 common shares owned by Mr. Adnani's spouse.
2.	Member of the Audit Committee.
3.	Member of the Compensation Committee.
4.	Member of the Nominating and Corporate Governance Committee.
5.	Held by AC Still Management Inc.

Conflicts of Interest

In addition, Amir Adnani, the Chairman and a director of the Company and Garnet Dawson, the Chief Executive Officer and a director of the Company, are also directors of GRC, and Alastair Still, the Executive Vice President, Chief Development Officer of the Company is the Director of Technical Services of GRC. As a result of their positions with GRC, they may have a potential conflict of interest with respect to the GRC Royalty Agreement and ongoing matters relating to GRC's royalties and other interests on properties owned the Company and its other subsidiaries.

In the event that such conflicts of interest arise at a meeting of the Company's directors, such conflicts of interest must be declared and the declaring parties may be required to abstain from voting for or against the approval of such participation in compliance with the CBCA. In such case, the remaining directors will determine whether we will participate in any such project or opportunity.

The Company's directors and officers are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest, and the Company will rely on such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of our directors or officers. Such directors or officers, in accordance with the CBCA and the Company's Code of Conduct, will disclose all such conflicts and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed on them by law.

AUDIT COMMITTEE

GoldMining's Audit Committee Charter

The Audit Committee operates under a written charter that sets out its responsibilities and composition requirements. A copy of the charter is attached to this AIF as Schedule "A".

Composition of the Audit Committee

As of the date of this AIF, the members of the Audit Committee are David Kong, Gloria Ballesta and the Honorable Herb Dhaliwal. Each member of the Audit Committee is financially literate. Mr. Kong, Ms. Ballesta and Mr. Dhaliwal are all independent directors under NI 52-110. David Kong is the chair of the Audit Committee.

Relevant Education and Experience

The following relevant education and experience of the members of the Audit Committee have been used in assessing their financial literacy:

David Kong

Mr. Kong holds a Bachelor's degree in Business Administration and earned his Chartered Accountant designation (CPA, CA) in British Columbia in 1978. Mr. Kong was a partner at Ellis Foster, Chartered Accountants from 1981 to 2004, before merging with Ernst & Young LLP, Chartered Professional Accountants, in 2005, where he was a partner until 2010. Mr. Kong is a certified director (ICD.D) of the Institute of Corporate Directors.

Gloria Ballesta

Ms. Ballesta holds an LLB (Hons.) from the CEU Cardenal Herrera University in Spain and a Master's degree in Marketing and Business Management from ESIC School of Business in Spain. Ms. Ballesta was a paralegal for Uranium Energy Corp., a public company listed on the NYSE American, from May 2010 to December 2012. Ms. Ballesta has experience working in North American, European and Latin American business environments and has direct experience working with Canadian public companies. Ms. Ballesta has experience managing administrative and compliance procedures for spin-offs, take-overs and financings of various Canadian public companies.

Hon. Herb Dhaliwal

Mr. Dhaliwal holds a Bachelor's degree in Commerce from the University of British Columbia. The Hon. Herb Dhaliwal served in Ottawa as a Canadian Member of Parliament for over ten years. He served as minister in several portfolios in the Federal Cabinet under Prime Minister Jean Chretien including Minister of Natural Resources, Minister of National Revenue and Minister of Fisheries and Oceans. Prior to his entrance to national politics, he founded a maintenance company that has grown under his leadership from one employee to over 500. He has also served as Vice-Chair of the B.C. Hydro and Power Authority board of directors, with responsibility for oversight of the Budget and Audit Committees.

Audit Committee Oversight

At no time since the commencement of GoldMining's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the board of directors.

Pre-Approval Policies and Procedures

The Audit Committee Charter provides that the Audit Committee shall pre-approve all non-audit services to be provided by the external auditors of GoldMining.

External Auditor Service Fees

PricewaterhouseCoopers LLP has served as GoldMining's auditors since August 2019. Fees payable to PricewaterhouseCoopers LLP for services rendered for the financial year ended November 30, 2020, are detailed in the table below.

	Year ended November 30, 2020	Year ended November 30, 2019
Audit Fees(1)	$76,150	$21,000
Audit-Related Fees(2)	$68,200	$-
Tax Fees(3)	$15,520	$-
All Other Fees	$-	$-
Total(4)	$159,870	$21,000

Notes:

(1)	Audit fees were for professional services rendered by the auditors for the audit of GoldMining's financial statements regarding statutory and regulatory filings.
(2)

Audit-related fees are for services rendered by GoldMining's auditors related to the performance of the audit of GoldMining's financial statements and are not reported under the category "Audit Fees" above.

(3)	Tax fees were for tax compliance.
(4)

Total fees represent professional services rendered and do not include any out-of-pocket disbursements or fees associated with filings made on GoldMining's behalf. These additional costs are not material as compared to the total professional services fees for each year.

PROMOTERS

There is no individual or company that is, or has been, within the two most recently completed financial years or during the current financial year, a promoter of GoldMining or of a subsidiary of GoldMining.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than as disclosed under "Description of Mineral Projects – Other Properties – Cachoeira Project", management of the Company is not aware of any legal proceedings, contemplated or actual, involving GoldMining that would be material to the financial condition or results of operations of the Company. Management of the Company is not aware of any penalties or sanctions imposed against GoldMining by a court relating to provincial and territorial securities legislation or by a securities regulatory authority within the three years immediately preceding the date of this Annual Information Form, or any other penalties or sanctions imposed against the Company. The Company has not entered into any settlement agreements before any court relating to provincial and territorial securities legislation or with a securities regulatory body.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no informed person (as that term is defined in National Instrument 51-102 – Continuous Disclosure Obligations) or any associate or affiliate of any of them, has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction that has materially affected or would materially affect the Company.

TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar of the Company is Computershare Investor Services Inc., 520 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9.

MATERIAL CONTRACTS

There are no material contracts that have been entered into by the Company since November 30, 2019 or before such time that are still in effect, other than in the ordinary course of business.

INTERESTS OF EXPERTS

Gary H. Giroux, P.Eng, M.A.Sc. of Giroux Consultants Ltd. authored the "NI 43-101 Resource Estimate for the Whistler Project", dated effective March 24, 2016, and amended and re-stated May 30, 2016 (the Whistler Report), which is referred to in this Annual Information Form. Gary H. Giroux is a Qualified Person and is independent of the Company.

Joseph A. Kantor, MMSA and Robert E. Cameron, Ph.D., MMSA of Behre Dolbear prepared the "Technical Report on the Titiribi Project, Department of Antioquia, Colombia" dated effective September 14, 2016 (the Titiribi Report), which is referred to in this Annual Information Form. Each of Joseph A. Kantor and Robert E. Cameron is a Qualified Person and is independent of the Company.

Porfirio Rodriguez, B.Sc. (Min.Eng), MAIG, and Leonardo de Moraes Soares, B.Sc. (Geo.), MAIG, of Coffey Consultoria e Serviços Ltda authored the "São Jorge Gold Project, Pará State, Brazil: Independent Technical Report on Mineral Resources", dated effective November 22, 2013 with an update date of January 15, 2014 (the São Jorge Report), which is referred to in this Annual Information Form. Each of Porfirio Rodriguez and Leonardo de Moraes is a Qualified Person and is independent of the Company.

Scott E. Wilson, C.P.G., of Metal Mining Consultants Inc. authored the "NI 43-101 Technical Report, Bellhaven Copper & Gold Inc., La Mina Project, Antioquia, Republic of Colombia", dated effective October 24, 2016 (the La Mina Report), which is referred to in this Annual Information Form. Scott E. Wilson is a Qualified Person and is independent of Bellhaven and the Company.

Ben Parsons, MAusIMM (CP) of SRK Consulting (U.S.) Inc., Dominic Chartier, PGeo, SRK Consulting (Canada) Inc. and Eric Olin, SME-RM, MAusIMM (CP) of SRK Consulting (U.S.) Inc. authored the "Independent Technical Report, Yellowknife Gold Project, Northwest Territories, Canada" dated effective March 1, 2019 which is referred to in this Annual Information Form. Each of Ben Parsons, Dominic Chartier and Eric Olin is a Qualified Person and is independent of the Company.

As of the date hereof, to the Company's knowledge, the aforementioned firms and persons held either less than one percent or no securities of the Company or of any associate or affiliate of the Company when they prepared the technical reports or information referred to, or following the preparation of such reports or information. None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, is currently, or are expected to be elected, appointed or employed as, a director, officer or employee of the Company or of any associate or affiliate of the Company.

PricewaterhouseCoopers LLP, as auditors of the Company, have advised the board of directors of the Company that they are independent of the Company within the meaning of the Professional Chartered Accounts of British Columbia Code of Professional Conduct and in accordance with the independence rules of the U.S. Securities and Exchange Commission and the Public Company Accounting Oversight Board.

ADDITIONAL INFORMATION

Additional information including directors' and officer's remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in our Information Circular for our Annual General Meeting held on May 23, 2019, which is available on SEDAR. Additional financial information is provided in our audited consolidated financial statements and related management's discussion and analysis for the year ended November 30, 2019, which is available on SEDAR.

Additional information relating to GoldMining may be found on SEDAR.

Schedule "A"

AUDIT COMMITTEE CHARTER

GOLDMINING INC.

(THE "COMPANY")

1.	PURPOSE

1.1.

The audit committee of the Company (the "Committee") is ultimately responsible for the policies and practices relating to integrity of financial and regulatory reporting, as well as internal controls to achieve the objectives of safeguarding of corporate assets; reliability of information; and compliance with policies and laws. Within this mandate, the Committee's role is to:

(a)	support the board of directors of the Company (the "Board") in meeting its responsibilities to Shareholders;

(b)	enhance the independence of the external auditor;

(c)	facilitate effective communications between management and the external auditor and provide a link between the external auditor and the Board; and

(d)	increase the credibility and objectivity of the Company's financial reports and public disclosure.

1.2.

The Committee will make recommendations to the Board regarding items relating to financial and regulatory reporting and the system of internal controls following the execution of the Committee's responsibilities as described herein.

1.3.	The Committee will undertake those specific duties and responsibilities listed below and such other duties as the Board from time to time prescribe.

2.	MEMBERSHIP

2.1.	The Committee will consist of at least three members, all of whom meets the independence requirements of National Instrument 52-110 – Audit Committees, as same may be amended from time to time.

2.2.

The members of the Committee shall be appointed by the Board. The Committee members may be replaced by the Board, as the Board shall determine from time to time. There shall be a chair of the Committee, who shall be appointed by the Board.

3.	AUTHORITY

3.1.	In addition to all authority required to carry out the duties and responsibilities included in this charter, the Committee has specific authority to:

(a)	engage, and set and pay the compensation for, independent counsel and other advisors as it determines necessary to carry out its duties and responsibilities;

(b)	communicate directly with management and any internal auditor, and with the external auditor without management involvement; and

(c)	approve annual and interim financial statements and annual and interim management's discussion and analyses on behalf of the Board.

3.2.

The Committee shall have access to such officers and employees of the Company and to the Company's external auditors, and to such information respecting the Company, as it considers being necessary or advisable in order to perform its duties and responsibilities.

4.	DUTIES AND RESPONSIBILITIES

4.1.	The overall duties and responsibilities of the Committee shall be as follows:

(a)

to assist the Board in the discharge of its responsibilities relating to the Company's accounting principles, reporting practices and internal controls and its approval of the Company's annual and quarterly consolidated financial statements and related financial disclosure;

(b)	to establish and maintain a direct line of communication with the Company's internal and external auditors and assess their performance;

(c)	to ensure that the management of the Company has designed, implemented and is maintaining an effective system of internal financial controls; and

(d)	to report regularly to the Board on the fulfillment of its duties and responsibilities.

4.2.	The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:

(a)	to recommend to the Board a firm of external auditors to be engaged by the Company, and to verify the independence of such external auditors;

(b)

to pre-approve the retention of the independent auditor for all audit and any non-audit services, including tax services, and the fees for such non-audit services which are provided to the Corporation or its subsidiary entities;

(c)	to review the audit plan of the external auditors prior to the commencement of the audit;

(d)	to review with the external auditors, upon completion of their audit:

(i)	contents of their report;

(ii)	scope and quality of the audit work performed;

(iii)	adequacy of the Company's financial and auditing personnel;

(iv)	co-operation received from the Company's personnel during the audit;

(v)	internal resources used;

(vi)	significant transactions outside of the normal business of the Company;

(vii)	significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems;

(viii)	the non-audit services provided by the external auditors;

(ix)	to discuss with the external auditors the quality and not just the acceptability of the Company's accounting principles; and

(x)	to implement structures and procedures to ensure that the Committee meets with the external auditors on a regular basis in the absence of management.

4.3.	The duties and responsibilities of the Committee as they relate to the Company's internal auditors are to:

(a)	periodically review the internal audit function with respect to the organization, staffing and effectiveness of the internal audit department;

(b)	review and approve the internal audit plan; and

(c)	review significant internal audit findings and recommendations, and management's response thereto.

4.4.	The duties and responsibilities of the Committee as they relate to the internal control procedures of the Company are to:

(a)

review the appropriateness and effectiveness of the Company's policies and business practices which impact on the financial integrity of the Company, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management;

(b)	review compliance under the Company's business conduct and ethics policies, and to periodically review these policies and recommend to the Board, changes which the Committee may deem appropriate;

(c)	review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Company; and

(d)	periodically review the Company's financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

4.5.	The Committee is also charged with the responsibility to:

(a)	review the Company's quarterly statements of earnings, including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto;

(b)	review and approve the financial sections of:

(i)	the annual report to Shareholders;

(ii)	the annual information form;

(iii)	annual and interim management's discussion and analysis;

(iv)	prospectuses;

(v)	news releases discussing financial results of the Company; and

(vi)	other public reports of a financial nature requiring approval by the Board, and report to the Board with respect thereto;

(c)	review regulatory filings and decisions as they relate to the Company's consolidated financial statements;

(d)

review the appropriateness of the policies and procedures used in the preparation of the Company's consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

(e)	review and report on the integrity of the Company's consolidated financial statements;

(f)	review the minutes of any Committee meeting of subsidiary companies;

(g)

review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the consolidated financial statements;

(h)	review the Company's compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of financial information;

(i)

develop a calendar of activities to be undertaken by the Committee for each ensuing year and to submit the calendar in the appropriate format to the Board following each annual general meeting of Shareholders; and

(j)	evaluate, annually, the adequacy of this Charter and recommend any proposed changes to the Board.

5.	MEETINGS

5.1.

The quorum for a meeting of the Committee is a majority of the members of the Committee who are not officers or employees of the Company or of an affiliate of the Company, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to and hear each other.

5.2.	The members of the Committee may determine their own procedures.

5.3.	The Committee may establish its own schedule that it will provide to the Board in advance.

5.4.	The external auditor is entitled to receive reasonable notice of every meeting of the Committee and to attend and be heard thereat.

5.5.	A member of the Committee or the external auditor may call a meeting of the Committee.

5.6.

The Committee will meet separately with the chief executive officer of the Company and separately with the chief financial officer of the Company at least annually to review the financial affairs of the Company.

5.7.	The Committee will meet with the external auditor of the Company at least once each year, at such time(s) as it deems appropriate, to review the external auditor's examination and report.

5.8.

The chair of the Committee must convene a meeting of the Committee at the request of the external auditor, to consider any matter that the auditor believes should be brought to the attention of the Board or the Shareholders.

6.	REPORTS

6.1.	The Committee will record its recommendations to the Board in written form which will be incorporated as a part of the minutes of the Board's meeting at which those recommendations are presented.

7.	MINUTES

7.1.	The Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.